Form 10-K405, Exhibit 13
period 1998-12-31
FVNB CORP
filed 1999-03-31
CIK 1057437

EXHIBIT 13

FINANCIAL HIGHLIGHTS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)   1998         1997      % Change
--------------------------------------------------------------------------------
FOR THE YEAR
Net Interest Income ...............   $   19,811    $   17,491     13.26%
Net Income ........................        6,072         4,991     21.66
Average Common Shares Outstanding *    2,372,792     2,372,792      --
--------------------------------------------------------------------------------
PER COMMON SHARE
Basic and Diluted Net Income ......   $     2.56    $     2.10     21.90%
Cash Dividends Declared ...........         1.30           .82     58.54
Book Value (At Year End) ..........        25.09         23.63      6.18
--------------------------------------------------------------------------------
AT YEAR END
Total Assets ......................   $  553,164    $  500,273     10.57%
Loans and Leases ..................      292,862       266,002     10.10
Allowance for Loan and Lease Losses        3,308         2,861     15.62
Deposits ..........................      454,740       416,029      9.30
Investment Securities .............      211,918       170,360     24.39
Shareholders' Equity ..............       59,522        56,071      6.15
--------------------------------------------------------------------------------
CAPITAL RATIOS
Leverage Ratio ....................        11.01%        11.99%     8.17%
Risk-Based Ratios -
     Tier I Capital ...............        17.54         18.67     (6.05)
    Total Regulatory Capital ......        18.55         19.65     (5.60)
--------------------------------------------------------------------------------
*  ACTUAL AMOUNT, NOT IN THOUSANDS


TABLE OF CONTENTS

To Our Shareholders........................................................  2-3
Financial Section
         Management's Discussion and Analysis of Financial Condition and
             Results of Operations......................................... 4-19
         Consolidated Statements of Income and Comprehensive Income........   20
         Consolidated Balance Sheets.......................................   21
         Consolidated Statements of Shareholders' Equity...................   22
         Consolidated Statements of Cash Flows.............................   23
         Notes to Consolidated Financial Statements........................24-40
         Report of Independent Public Accountants..........................   41
         Financial Statistics..............................................42-47
Directors of FVNB Corp........................................................48
Officers of First Victoria National Bank...................................   49

TO OUR SHAREHOLDERS

         The year of 1998 marked a significant change for our organization with the formation of FVNB Corp. as a bank holding company. This operational structure provides the opportunity to grow our company's assets and earnings through acquisitions of banks or other financial service companies while retaining the advantages of independent identity and local decision making. It also offers the potential for economies of scale through shared operations and administrative functions.

         In October, we reached agreement on the acquisition by FVNB Corp. of Citizens Bank of Texas N.A. located in New Waverly, Texas with branches in Huntsville and The Woodlands, Texas. The transaction, which was finalized in January, combines two successful organizations with the shared values of independence, responsiveness, and quality personal service. It provides opportunities for both banks to offer new services to their customers.

         In addition to preparing our organization for future growth, in 1998 we also achieved excellent growth in deposits, loans, and assets under management in our current markets, which resulted in a record level of earnings for our company.

         For the year ended December 31, 1998, net income was approximately $6.07 million, or $2.56 per share, up almost 22% from the $4.99 million, or $2.10 per share, reported for 1997. This marks the second year in a row that net income has increased by over twenty percent from the previous year. Return on average assets and return on average equity were 1.16% and 9.83% respectively, compared to 1.10% and 9.16% in 1997. We also increased our dividend again to $1.30 per share in 1998, compared to $.82 per share the previous year. This represents a distribution to our shareholders of approximately 50% of net income for the year.

         Total assets at December 31, 1998 exceeded $553 million, representing growth in excess of 10% for the year. That growth continues to reflect the company's strong business development efforts as we continue to emphasize relationship banking combined with world-class customer service.

         During 1998, our loan portfolio grew by almost $27 million. At the same time, our deposits grew by almost $39 million, allowing the funding of all the new loan growth plus growth in our investment portfolio. 1998 saw the Federal Reserve reduce interest rates on three separate occasions. These interest rate reductions put pressure on our net interest margin, which decreased from 4.17% in 1997 to 4.07% in 1998. In spite of the decrease in interest margin, net interest income grew by over 13%.

         Our Trust and Investment Management Division has continued the excellent growth trends exhibited in recent years. Trust assets under management increased by over $31 million on a cost basis and $36 million on a market value basis during 1998. This growth continues to translate into significant increases in fee income for the bank.

         With the new millennium rapidly approaching, we continue to address concerns about computer problems associated with the Year 2000. The Board of Directors has been actively involved in overseeing Year 2000 compliance to ensure that the Company adequately handles all aspects of the century date change. The Company's management plan for achieving Year 2000 compliance is on schedule, and we believe is producing the appropriate level of preparedness, consistent with federal guidelines. For a more complete discussion of the Company's Year 2000 preparedness, please refer to Management's Discussion and Analysis, page 17.

         With the formation of FVNB Corp., it can be said that 1998 was a year of reorganizing. Reorganizing to build value for our shareholders and bridge our core values of strength, tradition, integrity, and service into the next century. With the essential resources we have -- qualified, caring people; up-to-date technology; and a strong capital base, we are well prepared to meet future challenges.

         The Directors and staff appreciate your continued support. We encourage your review of the 1998 Annual Report and, as always, welcome your comments and suggestions.


           [GRAPHIC OMITTED]                            [GRAPHIC OMITTED]

            David M. Gaddis                               C. Dee Harkey
              PRESIDENT &                             SECRETARY & PRINCIPAL
        CHIEF EXECUTIVE OFFICER                        ACCOUNTING OFFICER
              FVNB CORP.                                   FVNB CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides additional detail on the operating results and financial condition of the Company for the periods indicated. The discussion should be read in conjunction with the audited consolidated financial statements and notes of FVNB Corp. which present the Company's results of operations for the years 1996 through 1998 and its financial condition as of December 31, 1998 and 1997. Taxable-equivalent adjustments assume a 34% federal income tax rate.

RESULTS OF OPERATIONS

              Net income of the Company for 1998 was approximately $6.07 million, or $2.56 per share. This compares to $4.99 million, or $2.10 per share, for 1997 and $3.96 million, or $1.67 per share, for 1996. The return on average assets of 1.16% and return on average equity of 9.83% for 1998 compare to 1.10% and 9.16% for 1997 and .89% and 7.67% for 1996, respectively. The earnings summary for the years ended December 31, is as follows (in thousands, except per share amounts):

                                                      1998        1997         1996
                                                   --------    --------     --------
Total interest income * ........................   $ 37,586    $ 33,089     $ 31,688
Total interest expense .........................     17,724      15,482       15,742
                                                   --------    --------     --------
     Net interest income .......................     19,862      17,607       15,946
Provision (credit) for loan and lease losses ...          0        (300)           0
Non-interest income ............................      5,539       4,867        4,445
Non-interest expense ...........................     16,146      15,180       14,279
                                                   --------    --------     --------
     Income before income taxes ................      9,255       7,594        6,112
Taxable-equivalent adjustment * ................         51         116          194
Income tax expense .............................      3,132       2,487        1,961
                                                   --------    --------     --------
     Net income ................................   $  6,072    $  4,991     $  3,957
                                                   ========    ========     ========
Basic and diluted net income per share .........   $   2.56    $   2.10     $   1.67
Return on average assets .......................       1.16%       1.10%         .89%
Return on average equity .......................       9.83%       9.16%        7.67%

*  TAX-EXEMPT INCOME IS RECORDED ON A FULLY TAXABLE-EQUIVALENT (FTE) BASIS


          [GRAPH OMITTED]                         [GRAPH OMITTED]

          [GRAPH OMITTED]                         [GRAPH OMITTED]


NET INTEREST INCOME

             Net interest income on a taxable equivalent basis amounted to approximately $19,862,000 in 1998 compared to $17,607,000 and $15,946,000 in
1997 and 1996, respectively. The changes in the components of net interest income are detailed in the rate/volume analysis on page 46. The increase in net interest income of approximately $2,255,000, or 12.81%, from 1997 to 1998 is due primarily to overall growth in the average volume of earning assets, especially loans. In addition to this overall growth, a continued shift in the balance sheet mix from investments into higher yielding loans contributed to the increase in net interest income along with a slight decrease in the cost of funds related to interest bearing liabilities. Average earning assets increased approximately $65,131,000, or 15.41%, from 1997 to 1998 while interest bearing liabilities increased approximately $55,114,000, or 16.17%, over the same period. Yields on earning assets decreased approximately 13 basis points from 7.83% in 1997 to 7.70% in 1998 while the cost of interest bearing liabilities decreased approximately 6 basis points from 4.54% in 1997 to 4.48% in 1998. Interest foregone on non-performing loans decreased from approximately $114,000 in 1997 to $98,000 in 1998. The effect of the reversal of previously accrued interest on non-accrual loans decreased from approximately $39,000 in 1997 to $31,000 in 1998.


INTEREST RATE SENSITIVITY

             The Company's general strategy with regard to asset/liability and interest rate risk management is to match maturities and amounts of interest rate sensitive assets with maturities and amounts of interest rate sensitive liabilities in such a manner as to minimize risk exposure resulting from changes in market rates. While matching interest rate sensitivity will provide some insulation from adverse changes in market rates, it will not assure a stable net interest spread, as yields and rates may change simultaneously but in varying degrees. Such changes in market rates and spreads could materially affect the overall net interest income spread even in situations where asset/liability sensitivities are perfectly matched.

             The Company calculates and monitors interest rate sensitivity in various ways. One method of calculating interest rate sensitivity is through gap analysis. A gap is the difference between the amount of interest rate sensitive assets and interest rate sensitive liabilities that reprice or mature in a given time period. Positive gaps occur when interest rate sensitive assets exceed interest rate sensitive liabilities, and negative gaps occur when interest rate sensitive liabilities exceed interest rate sensitive assets. A positive gap position in a period of rising interest rates should normally have a positive effect on net interest income since assets will generally reprice faster than liabilities. Conversely, net interest income should normally contract somewhat in a period of declining interest rates. This type of analysis should be used with caution, however, since gap positions at any given time may be quickly changed by management in response to market conditions. At December 31, 1998, the Company's cumulative one year repricing gap position was a negative $46 million, or 9.43% of total average earning assets.

              Since market rate changes do not affect all categories of assets and liabilities equally or at the same time, simulation analysis is also employed by the Company to supplement its gap analysis and further quantify interest rate risk exposure in various rate environments. On an ongoing basis, the Company reviews its internal pricing strategies in conjunction with its gap position in order to appropriately price deposit and loan products in response to anticipated market rate conditions. In addition, various investment securities are considered for purchase that include a balance of short term fixed rate instruments to limit exposure in a stable rate environment as well as variable rate instruments to guard against exposure to falling interest margins in a rising rate environment.

              Based on the current structure of the balance sheet as well as long term objectives established by management, the Company's Board of Directors has determined policy guidelines within which changes in net interest income and market value of portfolio equity may fall with respect to changes in interest rate risk. (Market value of portfolio equity is defined as the difference between the fair values of financial assets and liabilities resulting from the discounting of their respective future cash flows at current market rates.) Based on simulation analysis performed as of December 31, 1998, the Company would experience an increase in net interest income of approximately $1,156,000, or 5.67%, and a decrease in market value of portfolio equity of approximately $9,381,000, or 22.47%, in the event of a 200 basis point rise in interest rates. Conversely, the Company would experience a decrease in net interest income of approximately $1,253,000, or 6.15%, and an increase in market value of portfolio equity of approximately $10,321,000, or 24.72%, in the event of a 200 basis point decline in interest rates. These results are within the established limits.

         While future interest rates and their effects on portfolio equity cannot be accurately predicted, it is not expected that future changes in rates will have a material adverse impact on the Company's net interest income or portfolio equity. Calculations of the potential impact of hypothetical interest rate changes are based on numerous assumptions including levels of market rates, prepayments and deposit runoffs and should not be considered indicative of actual results. Although certain assets and liabilities may have similar maturity or periods of repricing they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgage loans, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

LIQUIDITY

         Liquidity is the Company's ability to meet potential depositor withdrawals, to provide for customer credit needs, to maintain adequate statutory reserve levels, and to take full advantage of investment opportunities as they arise. The liquidity position of the Company is continuously monitored and adjustments are made to the balance between sources and uses of funds as deemed appropriate by management.

         Asset liquidity is provided by cash and assets which are readily marketable or which will mature in the near future ("liquid assets"). These include federal funds sold, time deposits with banks, and investment securities and loans which are nearing maturity. At December 31, 1998, the Company's liquidity ratio, defined as liquid assets as a percentage of deposits, was 40.23% compared to 40.86% at December 31, 1997.
Liability liquidity is provided by access to funding sources, principally core depositors and correspondent banks which maintain accounts with and sell federal funds to the Company. Interest-bearing deposits (excluding certificates of deposit of $100,000 or more) totaled approximately $302,992,000, or 66.63%, of total deposits, at December 31, 1998 compared to $282,382,000 , or 67.88%, of total deposits, at December 31, 1997.


NON-INTEREST INCOME


         Trust service fees increased approximately $86,000, or 6.09%, from 1997 to 1998 due primarily to an overall increase in the volume of accounts serviced. Trust service fees also increased from 1996 to 1997 by approximately $333,000, or 30.83%, due primarily to the collection of nonrecurring oil and gas related fees as well as continued growth in both asset and account volumes.

                               [GRAPHIC OMITTED]

         Service charges and fees on deposit accounts increased approximately $316,000, or 10.58%, from 1997 to 1998 due primarily to growth in the volume of accounts being serviced as well as continued efforts to improve fee collection rates. Service charges and fees on deposit accounts increased approximately $204,000, or 7.33%, from 1996 to 1997 also due to increased efforts to improve fee collection rates as well as increased fee income generated by growing ATM activity.

         Net losses on sales of assets decreased from 1997 to 1998 by approximately $10,000, or 38.46%. This was due primarily to a nonrecurring loss on the sale of assets by First Victoria Community Development Corporation, a wholly owned operating subsidiary of First Victoria National Bank, during 1997. This same transaction also resulted in the decrease in net gains on sales of assets from 1996 to 1997 of approximately $37,000, or 336.36%.

         Other non-interest income increased from 1997 to 1998 by approximately $161,000, or 29.27%, due primarily to increased commission fee income as well as increased income related to credit cards. In addition, the Company recognized nonrecurring fee income of approximately $35,000 related to the transfer of securities out of safekeeping. Other non-interest income did not change significantly from 1996 to 1997.


NON-INTEREST EXPENSE

         The Company reported non-interest expense of approximately $16,146,000 for the year ended December 31, 1998 compared to $15,180,000 and $14,279,000 in 1997 and 1996, respectively. This represents an increase of approximately $966,000 or 6.36% from 1997 to 1998 and $901,000, or 6.31%, from 1996 to 1997.

Salaries and wages increased approximately $550,000, or 7.73%, from 1997 to 1998. This increase is due primarily to an increase in expense recorded for the accrual of short-term incentive programs compared to the same period in 1997. Salaries related to the addition of the Taft Branch facility in December 1997 as well as normal periodic salary increases for officers and employees of the Company during 1998 contributed to this increase. Salaries and wages also increased from 1996 to 1997 by approximately $631,000, or 9.73%. This was due primarily to the addition of the full Calhoun County Office staff that was not present during all of 1996 as well as expense related to the Bank's Incentive Compensation Plan. Employee benefits increased approximately $289,000, or 28.93%, from 1997 to 1998 due primarily to increased costs related to group medical insurance. Employee benefits decreased approximately $24,000, or 2.35%, from 1996 to 1997 due primarily to lower costs related to group medical claims during this period. Further discussion of the Company's employee benefit plans is included in Note 9 to the consolidated financial statements.

                                [GRAPHIC OMITTED]

         Net occupancy expense increased approximately $102,000, or 9.47%, in 1998 due primarily to the addition of expenses related to the operation of the Taft Branch facility. Net occupancy expense increased approximately $78,000, or 7.81%, from 1996 to 1997 due to additional utility expense and depreciation costs related to the operation of the Calhoun County Office as well as increased property tax expense related to property placed in service during the first quarter of 1997. Furniture and equipment expense increased approximately $70,000, or 10.79%, from 1997 to 1998. This was due in part to the addition of the Taft Branch facility in December 1997 as well as increased depreciation costs related to new asset purchases during 1998 and expenses related to the repair and maintenance of existing equipment. Furniture and equipment expense decreased approximately $64,000, or 8.98%, from 1996 to 1997 due to nonrecurring expenses recorded in the first quarter of 1996 related to the remodeling and relocation of various departments throughout the Company. Expenses related to communication and supplies increased approximately $79,000, or 7.94%, from 1997 to 1998 due primarily to the addition of the Taft Branch operation in December 1997 as well as the write-off of various obsolete forms and supplies during 1998. Communication and supplies expense increased approximately $102,000, or 11.42%, from 1996 to 1997 due primarily to the write-off of various obsolete inventory items during the year as well as the presence of the Calhoun County Office. Data processing expense increased from 1997 to 1998 by approximately $39,000, or 4.05%. This was due primarily to an increase in depreciation expense related to the purchase of various computer equipment as well as software maintenance costs. Data processing expense increased approximately $40,000 in 1997 due to increases in depreciation expense related to the purchase of various equipment late in 1996 and into 1997. Marketing and advertising expense decreased slightly by approximately $18,000, or 3.08%, from 1997 to 1998 due to the internal development and design of various marketing and ad campaigns throughout the year. Marketing and advertising expense also decreased from 1996 to 1997 by approximately $146,000, or 20.00%, due primarily to nonrecurring advertising expense incurred during 1996 related to new products and facilities. Professional fees decreased by approximately $177,000, or 23.79%, in 1998 due primarily to the absence of nonrecurring consulting and legal expense related to various employee benefit plans and other issues. Professional fees increased during 1997 by approximately $131,000, or 21.37%, due to the same nonrecurring expense discussed above. Expense associated with the operation of other real estate has remained steady over the last three years as the amount of property held by the Company has been at a minimum.

FDIC insurance premiums remained steady from 1997 to 1998 increasing only $3,000, or 6.52%, over the period. Premiums increased approximately $45,000, or 4,400.00%, in 1997 due to an overall change in the fee structure for determining premium assessments. The Company paid the minimum premium assessment available under each fee structure for each of the three years presented.


FEDERAL INCOME TAX



                               [GRAPHIC OMITTED]


         The Company recorded current federal income tax expense of approximately $1,424,000, $1,209,000 and $1,998,000 for 1998, 1997, and 1996,
respectively. In addition, the Company recognized deferred tax expense of approximately $1,708,000 and $1,278,000 for 1998 and 1997, respectively. The Company recognized a deferred tax benefit of approximately $37,000 for the year ended December 31, 1996.

         The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". The statement requires the use of the asset and liability approach for financial accounting and reporting for income taxes. As of December 31, 1998 and 1997, the Company had net deferred tax liabilities of approximately $3,457,000 and $1,509,000, respectively, which are reflected in other liabilities on the consolidated financial statements.


INVESTMENT SECURITIES

         During 1998, the Company sold various fixed rate securities with a total book value of $38,236,000. The sale of the securities resulted in a net gain of approximately $7,000. The securities were sold primarily for liquidity purposes and to improve the overall yield of the investment portfolio as well as the Company's potential tax position. Called bonds with a book value of approximately $57,965,000 resulted in a gain of approximately $34,000 during 1998. During 1997, the Company sold various fixed rate securities with a total book value of approximately $53,160,000. These securities were sold primarily for liquidity purposes and resulted in a net loss of approximately $58,000. In June, 1996, the Company sold a fixed rate security with a book value of approximately $5,000,000. The security was designated available-for-sale and was sold for liquidity purposes resulting in a loss of approximately $1,000. In October, 1996, the Company sold two additional fixed rate securities with a combined book value of approximately $10,000,000. These securities were also designated available-for-sale and were sold in an effort to restructure the portfolio and improve corresponding yields resulting in a net loss of approximately $8,000.

                         AVERAGE SECURITIES AND YIELDS

                               [GRAPHIC OMITTED]


The average yield of the securities portfolio for the year ended December 31, 1998 was 6.11%, compared with 6.34% for 1997. A comparison of investment securities by category at amortized cost and approximate market value as of December 31, is as follows (in thousands):
                                                                   1998
                                                                   ----
                                                           Amortized   Market
                                                             Cost       Value
                                                          --------   --------
Available-for-sale:
     U.S. Treasuries ..................................   $  2,999   $  3,032
     U.S. Government Agencies .........................    142,780    143,014
     Mortgage-backed securities and collateralized
      mortgage obligations ............................      1,180      1,206
     State and political subdivisions .................      1,972      1,972
     Other ............................................     62,908     62,694
                                                          --------   --------
         Total ........................................   $211,839   $211,918
                                                          ========   ========

                                                                  1997
                                                                  ----
                                                          Amortized   Market
                                                             Cost     Value
                                                          --------   --------
Available-for-sale:
     U.S. Treasuries .................................    $ 15,003   $ 15,103
     U.S. Government Agencies ........................      76,957     76,829
     Mortgage-backed securities and collateralized
      mortgage obligations ...........................      74,304     73,668
     State and political subdivisions ................       2,749      2,790
     Other ...........................................       1,970      1,970
                                                          --------   --------
         Total .......................................    $170,983   $170,360
                                                          ========   ========

         As of December 31, 1998 and 1997, the Company's entire investment portfolio was classified as available-for-sale. As of December 31, 1998, this classification resulted in an unrealized gain of approximately $79,000. This was reflected as an increase to available-for-sale securities of approximately $79,000 and a corresponding increase to shareholders' equity and a deferred tax asset of approximately $52,000 and $27,000, respectively. As of December 31, 1997, the classification resulted in an unrealized loss of approximately $623,000. This was reflected as a decrease to available-for-sale securities of approximately $623,000 and a corresponding decrease to shareholders' equity and a deferred tax asset of approximately $411,000 and $212,000, respectively.

Securities with a par value of approximately $84,550,000 and $65,250,000 at December 31, 1998 and 1997, respectively, were pledged to secure public and trust deposits as required or permitted by law.


LOANS AND LEASES


                               AVERAGE LOANS AND LEASES

                               [GRAPHIC OMITTED]


         Average loans and leases increased approximately $44,929,000, or 19.29%, from 1997 to 1998. This was due primarily to strong business development efforts primarily in the commercial and agriculture portfolios as well as continued steady growth in the mortgage and consumer loan areas. Included in commercial and financial loans is a net lease receivable totaling approximately $6,793,000 as of December 31, 1998. In addition, in December 1997 the Bank purchased a branch of the Frost National Bank located in Taft, Texas. This transaction added approximately $2,930,000 to the existing loan portfolio. The following table classifies loans and leases, by type, as of December 31, (in thousands):

                                         1998                   1997                 1996                1995                1994
                                         ----                   ----                 ----                ----                ----
                                 Amount          %      Amount          %      Amount      %       Amount      %       Amount     %
                              ---------         --   ---------         --   ---------     --    ---------     --    ---------    --
Commercial and financial ..   $  63,255         22%  $  57,648         22%  $  34,471     17%   $  29,914     17%   $  25,444    15%
Real estate--
     Mortgage .............     106,410         36      91,075         34      79,233     39       69,377     39       65,334    39
     Construction .........       3,736          1       3,738          1       4,101      2        2,008      1        2,922     2
Agriculture ...............      75,793         26      74,671         28      55,647     28       56,074     31       54,342    32
Consumer ..................      43,776         15      38,996         15      28,187     14       21,854     12       20,167    12
                              ---------         --   ---------         --   ---------     --    ---------     --    ---------    --
     Total loans and leases     292,970        100%    266,128        100%    201,639    100%     179,227    100%     168,209   100%
                                               ===                    ===                ===                 ===                ===
 Less--

     Unearned income ......        (108)                  (126)                  (185)               (372)               (917)
     Allowance for loan and
           lease losses ...      (3,308)                (2,861)                (2,475)             (2,182)             (2,470)
                              ---------              ---------              ---------           ---------           ---------
     Net loans and leases .   $ 289,554              $ 263,141              $ 198,979           $ 176,673           $ 164,822
                              =========              =========              =========           =========           =========

ALLOWANCE FOR LOAN AND LEASE LOSSES

                               [GRAPHIC OMITTED]

         The allowance for loan and lease losses is maintained at a level considered appropriate by management and is based on the ongoing assessment of the risks inherent in the loan and lease portfolio, as well as on the possible impact of known and potential problems in certain off-balance sheet financial instruments and uncertainties. In evaluating the adequacy of the allowance, management incorporates such factors as local and national economic trends, volume of past due and seriously delinquent loans, non-performing loans, loan concentrations, and other similar factors. These considerations are not limited to previous collection experience but also include estimates of the effect of changing business trends and other environmental conditions. The determination of the adequacy of the allowance for loan and lease losses can be made only on a judgmental basis. Management of the Company believes that the allowance for loan and lease losses at December 31, 1998 was adequate to cover expected losses based on economic circumstances known or anticipated at that time. As conditions are continually changing, it is necessary for management to regularly review the loan and lease portfolio and market conditions and make appropriate adjustments to the allowance. Any necessary changes to the allowance resulting from revised loss estimates will be reflected in future earnings.

         The allowance for loan and lease losses at December 31, 1998, was approximately $3,308,000, or 1.14%, of outstanding loans and leases. This compares to $2,861,000, or 1.08%, of outstanding loans at December 31, 1997. The allowance increased approximately $447,000, or 15.62%, while total loans and leases net of discount increased approximately $26,860,000, or 10.10%, over the same period. The net increase in the allowance during 1998 was due entirely to net recoveries recognized during the year. Net recoveries of approximately $447,000 in 1998 compare to net recoveries of $686,000 and $293,000 in 1997 and 1996, respectively.

         Pursuant to regulatory guidelines and as a further refinement of the allocation process, the Company allocates the total allowance for loan and lease losses to specific categories; however, the total allowance for loan and lease losses was available to absorb any losses on all loans and leases in the portfolio. The allowance for loan and lease losses was allocated to the following categories as of December 31, (in thousands):

                                1998             1997             1996             1995             1994
                                ----             ----             ----             ----             ----
                           Amount    %(1)   Amount    %(1)   Amount    %(1)   Amount    %(1)   Amount    %(1)
                           ------    ---    ------    ---    ------    ---    ------    ---    ------    ---
Commercial and financial   $  297     .1%   $  195     .1%   $   85     .0%   $  317     .2%   $  991     .6%
Real estate ............      158     .1       175     .1       521     .3       308     .2       552     .3
Agriculture ............    2,179     .7     1,753     .7     1,634     .8     1,285     .7       761     .5

Consumer ...............      674     .2       738     .2       235     .1       272     .1       166     .1
                           ------    ---    ------    ---    ------    ---    ------    ---    ------    ---
                           $3,308    1.1%   $2,861    1.1%   $2,475    1.2%   $2,182    1.2%   $2,470    1.5%
                           ======    ===    ======    ===    ======    ===    ======    ===    ======    ===

(1) PERCENT OF ALLOWANCE IN EACH CATEGORY TO TOTAL LOANS AND LEASES.

Following is an analysis of the allowance for loan and lease losses for the years ended December 31, (in thousands):

                                                           1998        1997        1996        1995        1994
                                                         -------     -------     -------     -------     -------
Balance at beginning of year .........................   $ 2,861     $ 2,475     $ 2,182     $ 2,470     $ 4,504
(Credit) provision charged to operating expense ......         0        (300)          0        (300)       (350)

Loans and leases charged off:
         Commercial and financial ....................       (92)        (42)       (112)         (5)       (342)
         Real estate .................................        (2)        (11)        (23)       (231)     (1,093)
         Agriculture .................................      (140)          0          (9)       (309)     (1,063)
         Consumer ....................................      (290)       (213)        (78)       (151)       (120)
                                                         -------     -------     -------     -------     -------
Total charged off ....................................      (524)       (266)       (222)       (696)     (2,618)
                                                         -------     -------     -------     -------     -------

Recoveries of loans and leases previously charged off:
         Commercial and financial ....................       246         270         327         377         507
         Real estate .................................       157         619         125         161          65
         Agriculture .................................       510          16          23          96         183
         Consumer ....................................        58          47          40          74         179
                                                         -------     -------     -------     -------     -------
                Total recoveries .....................       971         952         515         708         934
                                                         -------     -------     -------     -------     -------

Net loans and leases recovered (charged off) .........       447         686         293          12      (1,684)
                                                         -------     -------     -------     -------     -------
Balance at year end ..................................   $ 3,308     $ 2,861     $ 2,475     $ 2,182     $ 2,470
                                                         =======     =======     =======     =======     =======
Allowance for loan and lease losses as a
     percentage of total loans .......................      1.14%       1.08%       1.23%       1.22%       1.48%

Net charge-offs or recoveries as a percentage of
     average loans and leases outstanding ............       .16%        .29%        .16%        .01%       1.04%

NON-PERFORMING ASSETS

         The Company accounts for impaired loans and leases in accordance with SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118 "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosure". These standards address the accounting by creditors for the impairment of certain loans and leases as well as the accounting for troubled debt restructurings. A loan and lease is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the original contractual terms of the loan or lease agreement. The standards require that impaired loans that fall within the scope of SFAS No. 114, as amended by SFAS No. 118, be measured based on the present value of expected future cash flows for each loan or lease discounted at the effective interest rate or, as a practical expedient, at the observable market price or the fair value of the collateral if the loan is collateral dependent. Total impaired loans and leases on the Company's books amounted to approximately $3,459,000 and $3,373,000 as of December 31, 1998 and 1997,
respectively. Approximately $366,000 and $234,000 of the allowance for loan and lease losses was allocated specifically to these loans as of December 31, 1998 and 1997, respectively. The average balance of impaired loans and leases outstanding was approximately $2,692,000 and $3,169,000 during 1998 and 1997, respectively.

Foreclosed assets are carried in other assets at the lower of the loan balance or estimated fair value less estimated selling costs and totalled approximately $104,000 and $13,000 at December 31, 1998 and 1997, respectively. The Company recorded a loss on the sale of foreclosed assets of approximately $22,000 in 1998. The Company recorded gains on sales of foreclosed assets of approximately $29,000 and $5,000 in 1997 and 1996, respectively.



                               [GRAPHIC OMITTED]


      Non-performing assets at December 31, 1998 totaled approximately $3,563,000, an increase of approximately $177,000, or 5.23%, from the amount reported in 1997. The following table presents a breakdown of past due and non-performing assets as of December 31, (in thousands):

Past due 90 days or more and still accruing:          1998      1997      1996      1995      1994
                                                     ------    ------    ------    ------    ------
      Commercial and financial ...................   $    1    $   51    $   34    $    0    $    5
      Real estate ................................        0         2       118        43        32
Agriculture ......................................      134        18        12         0        20
      Consumer ...................................       14        70        11         5        20
                                                     ------    ------    ------    ------    ------
Total past due 90 days or more ...................   $  149    $  141    $  175    $   48    $   77
                                                     ======    ======    ======    ======    ======

Non-Performing Assets:
   Non-accrual:
      Commercial and financial ...................   $  313    $   77    $  163    $    0    $    0
      Real estate ................................      972       898       598       757     1,287
      Agriculture ................................      700       853       871       505     1,147
      Consumer ...................................        0         6         0         0         0
                                                     ------    ------    ------    ------    ------
Total non-accrual ................................    1,985     1,834     1,632     1,262     2,434
                                                     ------    ------    ------    ------    ------

   Restructured Loans and Leases:
      Commercial and financial ...................        0         0         0         0         0
      Real estate ................................      750       750       750         0     2,631
      Agriculture ................................      724       789       811         0         0
Consumer .........................................        0         0         0         0         0
                                                     ------    ------    ------    ------    ------
         Total restructured loans and leases .....    1,474     1,539     1,561         0     2,631
                                                     ------    ------    ------    ------    ------

Real estate and other collateral acquired
   through foreclosure ...........................      104        13        39       239        74
                                                     ------    ------    ------    ------    ------
         Total non-performing assets .............   $3,563    $3,386    $3,232    $1,501    $5,139
                                                     ======    ======    ======    ======    ======

Non-performing assets as a percentage of loans
   and leases and other non-performing assets ....     1.22%     1.27%     1.60%      .84%     3.07%

DEPOSITS

        AVERAGE DEPOSITS

                               [GRAPHIC OMITTED]


      Total average deposits increased approximately $56,169,000, or 14.99%, from 1997 to 1998 and approximately $11,936,000, or 3.29% from 1996 to 1997. The average amounts outstanding and average rates paid on deposits for the years ended December 31, are set forth below (dollars in thousands):

                                   1998               1997               1996
                                   ----               ----               ----
                              Amount   Rate      Amount   Rate      Amount   Rate
                              ------   ----      ------   ----      ------   ----
Demand deposits .........   $ 60,848   0.00%   $ 54,642   0.00%   $ 48,283   0.00%

Savings accounts ........     14,322   1.93      12,809   2.47      12,433   2.50

NOW accounts ............     73,441   2.90      67,579   3.34      72,349   3.53

Money market accounts ...     63,219   3.21      52,177   3.19      51,022   3.20

Time deposits ...........    218,945   5.36     187,399   5.33     178,583   5.41
                            --------   ----     -------   ----     -------   ----
   Total average deposits   $430,775   3.76%   $374,606   3.77%   $362,670   3.90%
                            ========   ====     =======   ====     =======   ====


SHORT-TERM BORROWINGS

      The Company's primary source of short-term borrowings is federal funds purchased from correspondent banks and securities sold under agreements to repurchase.

                                                           December 31,
                                                           ------------
                                                    1998       1997       1996
                                                  -------    -------    -------
Balance at end of period ......................   $12,255    $10,300    $ 9,700
Daily average amount outstanding ..............     8,034      7,974     13,990
Highest month-end balance .....................    16,775     10,300     18,550
Weighted average interest rate ................      5.18%      5.24%      5.07%

Weighted average interest rate on balance
    outstanding at end of period ..............      4.80%      5.62%      6.00%

CAPITAL

      In March 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128 "Earnings Per Share" and No. 129 "Disclosure of Information About Capital Structure". These statements established standards for calculating earnings per share and the reporting requirements for earnings per share and the company's capital structure. The Company adopted these standards effective for the year ended December 31, 1997 for all periods shown in the consolidated financial statements. The adoption of the standards had no material impact on the Company's calculation or presentation of earnings per share.

      On January 19, 1999, the Company's Board of Directors declared a regular cash dividend of $.35 per share payable on February 11, 1999 to shareholders of record, as of January 28, 1999. The principal source of the Company's cash revenues is dividends from the Bank, and there are certain limitations on the payment of dividends to the Company by the Bank. The prior approval of the Office of the Comptroller of the Currency ("OCC") is required if the total of all dividends declared by a national bank in any calendar year would exceed the bank's net profits, as defined, for that year combined with its retained net profits for the preceding two calendar years less any required transfers to surplus. In order to fund the acquisition of Citizens Bank of Texas, the Bank paid a dividend to the Company for which it was required to receive the prior approval of the OCC. The OCC approved the special dividend and it approved future quarterly dividends to fund the standard cash dividend of the Company, provided that the Bank's net income during future quarters is sufficient to support such quarterly dividends. The weighted average number of shares outstanding during 1998, 1997 and 1996 was 2,372,792.


               CAPITAL RATIOS AT DECEMBER 31      EARNINGS PER SHARE


               [GRAPHIC OMITTED]                  [GRAPHIC OMITTED]


      The Office of the Comptroller of the Currency ("OCC") and the Federal Deposit Insurance Corporation ("FDIC") have issued comprehensive guidelines implementing risk-based capital requirements. The guidelines make regulatory capital requirements more sensitive to differences in risk profiles among banking organizations, take off-balance sheet exposure into account in assessing capital adequacy and encourage the holding of liquid, low-risk assets. Under these guidelines, at December 31, 1997 and 1996, the Company was required to maintain a minimum ratio of total capital-to-risk-weighted assets of 8.00% of which at least 4.00% must be in the form of Tier I capital. Tier I capital is comprised of the Company's common stock, surplus and retained earnings. At December 31, 1998 and 1997, the percent of total capital-to-risk-weighted assets was 18.55% and 19.65%, respectively. The Company's Tier I capital ratio as of December 31, 1998 and 1997 was 17.54% and 18.67%, respectively, well in excess of the required ratios.

      Tier I leverage ratio is defined as a Company's Tier I capital divided by its adjusted average total assets (net of allowance for loan and lease losses). The minimum leverage ratio is 3.00% for banking organizations carrying the highest regulatory rating. Other institutions are expected to maintain a leverage ratio of at least 4.00% to 5.00% depending upon their particular condition. At December 31, 1998 and 1997, the Company's Tier I leverage ratio was 11.01% and 11.99%, respectively, and exceeds the regulatory minimum.


THE YEAR 2000 ISSUE

      This section contains forward-looking statements that have been prepared on the basis of the Company's best judgments and currently available information. These forward-looking statements are inherently subject to significant business, third-party, and regulatory uncertainties and other contingencies, many of which are beyond the control of the Company. In addition, these forward-looking statements are based upon the Company's current internal assessments and remediation plans, incorporating certain representations of third-party servicers, and are subject to change. Accordingly, there can be no assurance that the Company's results of operations will not be adversely affected by difficulties or delays in the Company's or third parties' year 2000 readiness efforts.

      The year 2000 issue involves certain assumptions that were incorporated into the design of many existing computer programs. To conserve expensive computer storage space, many older computer programs determine dates using only two digits to identify the year. In some systems, the assumption that 1900 is the century causes these programs to treat "00" as 1900 rather than 2000. This assumption could cause computer programs and hardware to fail entirely or create erroneous or meaningless results. The Company relies heavily on software applications that could be affected by Year 2000 issues.

      Achieving year 2000 compliance is one of the Company's highest priorities. Senior management and the Board of Directors have been actively involved in overseeing Year 2000 compliance efforts to ensure that the Company adequately handles all required aspects of the century date change, including application systems, system interfaces, operations and facilities. To that end, the Board adopted a Year 2000 Project Plan which was developed using the guidelines outlined in the Federal Financial Institutions Examination Council's interagency statement "Year 2000 Project Management Awareness". The Year 2000 Project Plan consists of five phases: awareness, assessment, renovation, validation, and implementation. The plan called for completion of all necessary renovation by December 31, 1998, with validation and testing to be completed by March 31, 1999. The Company's Year 2000 Steering Committee, led by the Year 2000 Senior Officer and the Year 2000 Project Leader, is responsible for implementing and monitoring the Year 2000 Project Plan with the Board of Directors receiving progress reports quarterly. Management believes that its program is producing the appropriate level of preparedness, consistent with the guidelines issued by federal banking regulators.

      The Company has contacted its major computer service providers and received assurances that those services will function properly on and after January 1, 2000. Testing by the Company to validate those assurances began in the third quarter of 1998, and was substantially complete by December 31 for in-house applications. Testing is anticipated to be complete by March 31, 1999, for service providers. The Company determined that certain computer hardware and software, including some systems with embedded technology, required revisions or replacement to be Year 2000 compliant. Those replacements and revisions are progressing on schedule, and are substantially complete. The Company does not expect the costs associated with renovating those systems to be significant or to materially impact its financial condition or results of operations. Currently, the Company estimates the final cost of its Year 2000 compliance plan, excluding normal salary costs for Company personnel working on the project, to be less than $300,000. These costs, with the exception of capital expenditures, are being expensed as incurred, and are estimated to be approximately $275,000 for 1998, including capital expenditures. The anticipated costs of compliance and expected completion dates are based upon management's best estimates which were derived utilizing assumptions of future events including the continued availability of certain resources, plans for third party vendor remediation, availability of testing facilities, and other factors beyond the control of the Company.

      Regardless of the Year 2000 compliance of the Company's systems, there is no complete assurance that the Company will not be adversely affected to the extent other entities not affiliated with the Company fail to properly address this issue. In an effort to minimize this possibility, active communication has been ongoing between the Company and its external service providers and intermediaries. Public awareness sessions have been hosted by the Company for customers and other interested parties during 1998, and will continue in 1999. In addition, the Company has sent correspondence and informational brochures to customers and suppliers, and such communication is planned to continue throughout the coming year. In addition, a risk reduction program was initiated during 1998 to address potential Year 2000 exposure in the loan portfolio. An assessment was also made to evaluate risks inherent within the depositor base. Even with the Company's best efforts to achieve Year 2000 compliance, significant business interruptions or failures by key business customers, suppliers, trading partners or governmental agencies resulting from the effects of Year 2000 issues could have a material adverse effect on the Company.

      No matter how well an organization prepares, something may go wrong. As a normal course of business, the Company has contingency plans in place to ensure business resumption and continuation in the event of unforeseen problems. Specifically, the Company has adopted contingency plans for the failure of its mission critical systems in the event of unforeseen disruptions in the Company's data processing capabilities. The Company is reviewing its contingency plans to ensure that they adequately address possible Year 2000 disruptions as well. Generally, the plans focus on strategies that would be implemented in the event of Year 2000 related problems. These strategies include the ability to continue to safely operate the Company and to execute customer transactions in the event of area wide interruptions due to loss of power or telecommunications, or problems with the Company's computer systems. These plans are subject to testing and review procedures in conjunction with the Year 2000 plan.

      While the Company will have contingency plans in place to address a temporary disruption in these services, there can be no assurance that any disruption or failure will be only temporary, that the Company's contingency plans will function as anticipated, or that the results of operations, financial condition, or liquidity of the Company will not be adversely affected in the event of a prolonged disruption or failure.

      Additionally, there can be no assurance that the FFIEC or other federal regulators will not issue new regulatory requirements that require additional work by the Company and, if issued, that new regulatory requirements will not increase the cost or delay the completion of the Company's Year 2000 Project.

      Federal bank regulators have enforcement powers with respect to Year 2000 compliance. Failure to implement an acceptable Year 2000 readiness plan could result in the disapproval of expansion applications filed with bank regulatory agencies or the imposition of cease and desist orders or civil money penalties.

FORWARD-LOOKING INFORMATION

      Certain matters discussed in this report, excluding historical information, include forward-looking statements. Although the Company believes such forward-looking statements are based on reasonable assumptions, no assurance can be given that every objective will be reached. The words "estimate," "expect," "intend" and "project," as well as other words or expressions of similar meaning are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this report. Such statements are based on current expectations, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors.


      Factors that could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted by the Company in forward-looking statements include among others, the following possibilities:
(i) changes in local, state, national and international economic conditions,
(ii) changes in the capital markets utilized by the Company and its subsidiaries, including changes in the interest rate environment that may reduce margins, (iii) changes in state and/or federal laws and regulations to which the Company and its subsidiaries, as well as customers, competitors and potential competitors, are subject, including banking, tax, securities, insurance and employment laws and regulations, (iv) the loss of senior management or operating personnel and the potential inability to hire qualified personnel at reasonable compensation levels, (v) the Company's inability to complete its Year 2000 action plan on a timely basis, and (vi) increased competition from both within and without the banking industry. It is not possible to foresee or identify all such factors. The Company makes no commitment to update any forward-looking statement, or to disclose any facts, events or circumstances after the date hereof that may affect the accuracy of any forward-looking statements.

FVNB CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
INTEREST INCOME:

                                                                      YEAR ENDED DECEMBER 31,
                                                                 --------------------------------
                                                                   1998        1997        1996
                                                                 --------    --------    --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
   Loans and lease receivable, including fees ................   $ 24,961    $ 21,201    $ 17,123
   Investment securities:
      Taxable ................................................     10,936      10,553      13,028
      Tax-exempt .............................................         99         226         376
      Dividends ..............................................        118         117         119
   Federal funds sold ........................................      1,419         875         847
   Other .....................................................          2           1           1
                                                                 --------    --------    --------
      TOTAL INTEREST INCOME ..................................     37,535      32,973      31,494
                                                                 --------    --------    --------
INTEREST
EXPENSE:
   Deposits --  Note 10 ......................................     16,176      14,221      14,158
   Federal funds purchased and securities sold under
        agreements to repurchase .............................        416         424         721
   Other borrowings-- Note 13 ................................      1,132         837         863
                                                                 --------    --------    --------
      TOTAL INTEREST EXPENSE .................................     17,724      15,482      15,742
                                                                 --------    --------    --------
      NET INTEREST INCOME ....................................     19,811      17,491      15,752
   Provision (credit) for loan and lease losses-- Note 5 .....          0        (300)          0
                                                                 --------    --------    --------
      NET INTEREST INCOME AFTER
           PROVISION (CREDIT) FOR LOAN AND LEASE LOSSES ......     19,811      17,791      15,752
                                                                 --------    --------    --------
NON-INTEREST INCOME:
   Securities gains (losses)-- Note 4 ........................         41         (58)         (9)
   Trust service fees ........................................      1,499       1,413       1,080
   Service charges and fees on deposit accounts ..............      3,304       2,988       2,784
   (Loss) gain on sale of assets-- Note 5 ....................        (16)        (26)         11
   Other .....................................................        711         550         579
                                                                 --------    --------    --------
      TOTAL NON-INTEREST INCOME ..............................      5,539       4,867       4,445
                                                                 --------    --------    --------
NON-INTEREST EXPENSE:
   Salaries and wages-- Note 9 ...............................      7,665       7,115       6,484
   Employee benefits-- Note 9 ................................      1,288         999       1,023
   Net occupancy expense .....................................      1,179       1,077         999
   Furniture and equipment ...................................        719         649         713
   Communication and supplies ................................      1,074         995         893
   Data processing ...........................................      1,003         964         924
   Marketing and advertising .................................        566         584         730
   Professional fees .........................................        567         744         613
   FDIC insurance assessment .................................         49          46           1
   Operation of other real estate, net .......................          3           4           4
   Other .....................................................      2,033       2,003       1,895
                                                                 --------    --------    --------
      TOTAL NON-INTEREST EXPENSE .............................     16,146      15,180      14,279
                                                                 --------    --------    --------
      INCOME BEFORE INCOME TAXES .............................      9,204       7,478       5,918
Income Tax Expense--  Note 7 .................................      3,132       2,487       1,961
                                                                 --------    --------    --------
      NET INCOME .............................................   $  6,072    $  4,991    $  3,957
                                                                 ========    ========    ========
Other comprehensive income, net of tax:
   Unrealized holding gains (losses) arising during the period        490        (106)       (659)
   Realized (gains) losses reflected in net income ...........        (27)         38           6

         COMPREHENSIVE INCOME ................................   $  6,535    $  4,923    $  3,304
                                                                 ========    ========    ========
Basic and Diluted Net Income Per Share .......................   $   2.56    $   2.10    $   1.67
                                                                 ========    ========    ========



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

FVNB CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS         (IN  THOUSANDS)

                                                                    December 31,
                                                               ---------------------
                                                                  1998       1997
                                                               ---------   ---------
ASSETS

   Cash and due from banks-- Note 3 ........................   $  27,504   $  29,548
Federal funds sold .........................................       6,800      20,200
   Investment securities -- Note 4:
     Available-for-sale ....................................     211,918     170,360
   Loans and lease receivable-- Note 5 (net of allowance
     for loan and lease losses of  $3,308 and $2,861) ......     289,554     263,141
   Premises and equipment,  net-- Note 6 ...................       9,404       9,753
   Accrued interest receivable .............................       4,931       4,201
   Other assets-- Notes 5, 7 and 9 .........................       3,053       3,070
                                                               ---------   ---------
         TOTAL ASSETS ......................................   $ 553,164   $ 500,273
                                                               =========   =========

LIABILITIES
   Deposits:
     Demand ................................................   $  77,302   $  68,045
     Savings, NOW, and  money market accounts ..............     158,411     148,097
     Time-- Note 10 ........................................     219,027     199,887
                                                               ---------   ---------
         TOTAL  DEPOSITS ...................................     454,740     416,029

   Federal funds purchased and securities sold
     under agreements to repurchase ........................      12,225      10,300
   Other borrowings-- Note 13 ..............................      19,119      12,628
   Other liabilities-- Note 7 ..............................       7,558       5,245
                                                               ---------   ---------

         TOTAL LIABILITIES .................................     493,642     444,202
                                                               ---------   ---------

   Commitments and Contingent  Liabilities -- Notes 8 and 15

SHAREHOLDERS' EQUITY -- Note 11:
   Common stock ($.01 par value; 20,000,000 shares
     authorized,  2,372,792 shares issued and outstanding) .          24          24
   Surplus .................................................      15,682      15,682
   Retained earnings .......................................      43,764      40,776
   Unrealized gain (loss) on securities ....................          52        (411)
                                                               ---------   ---------
         TOTAL SHAREHOLDERS' EQUITY ........................      59,522      56,071
                                                               ---------   ---------

   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..............   $ 553,164   $ 500,273
                                                               =========   =========



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

FVNB CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                   Unrealized
                                                        Retained   Gain (Loss)   Total
                                 Common                 Earnings on Securities Shareholders'
                                  Stock      Surplus    (Note 11)   (Note 4)    Equity
                                -------------------------------------------------------
                                                     (IN THOUSANDS)
BALANCE AT DECEMBER 31, 1995    $  5,932    $  9,774   $ 35,293    $    310    $ 51,309

   Net income ...............       --          --        3,957        --         3,957

   Dividends paid ...........       --          --       (1,519)       --        (1,519)

   Change in unrealized gain
        (loss) on securities        --          --         --          (653)       (653)
                                --------    --------   --------    --------    --------

BALANCE AT DECEMBER 31, 1996       5,932       9,774     37,731        (343)     53,094

   Net income ...............       --          --        4,991        --         4,991

   Dividends paid ...........       --          --       (1,946)       --        (1,946)

   Change in unrealized gain
        (loss) on securities        --          --         --           (68)        (68)
                                --------    --------   --------    --------    --------

BALANCE AT DECEMBER 31, 1997       5,932       9,774     40,776        (411)     56,071

   Change incident to holding
      company formation .....     (5,908)      5,908       --          --             0

   Net income ...............       --          --        6,072        --         6,072

   Dividends paid ...........       --          --       (3,084)       --        (3,084)

   Change in unrealized gain
        (loss) on securities        --          --         --           463         463
                                --------    --------   --------    --------    --------

BALANCE AT DECEMBER 31, 1998    $     24    $ 15,682   $ 43,764    $     52    $ 59,522
                                ========    ========   ========    ========    ========



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

FVNB CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH  FLOWS

                                                                   YEAR ENDED DECEMBER 31,
                                                                   -----------------------
                                                                 1998         1997         1996
                                                              ---------    ---------    ---------
                                                                (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ................................................   $   6,072    $   4,991    $   3,957
Adjustments to reconcile net income to net cash provided by
   operating activities --
   Net (gain) loss on sale of investment securities .......         (41)          58            9
   Provision (credit) for loan and lease
      and other real estate losses ........................           0         (300)           0
   Depreciation ...........................................       1,205        1,207        1,197
   Premium amortization and discount accretion, net .......         235           27          435
   Pension expense ........................................         323          297          306
   Loss (gain) on sale of assets ..........................          16           26          (11)
   (Increase) decrease in accrued interest receivable .....        (730)        (134)         465
   Net change in other assets and other liabilities .......       1,885         (347)        (788)
                                                              ---------    ---------    ---------
      NET CASH PROVIDED BY OPERATING ACTIVITIES ...........       8,965        5,825        5,570
                                                              ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of securities, available-for-sale .....      38,243       53,208       15,049
Proceeds from maturities of securities, available-for-sale      113,122       31,013       70,419
Purchase of securities, available-for-sale ................    (192,415)     (53,564)     (85,115)
Net increase in loans to customers ........................     (26,577)     (63,931)     (22,391)
Additions to premises and equipment .......................        (861)      (1,527)      (1,377)
Proceeds from the sale of assets ..........................          36           72          300
                                                              ---------    ---------    ---------
      NET CASH USED IN INVESTING ACTIVITIES ...............     (68,452)     (34,729)     (23,115)
                                                              ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in demand, savings, NOW,
   and money market accounts ..............................      19,571       11,994       22,505

 Net increase
in time deposits ..........................................      19,140       21,019        4,801
Net increase in federal funds purchased ...................       1,925          600        3,475
Net increase (decrease) in other borrowed funds ...........       6,491         (422)        (396)
Dividends paid ............................................      (3,084)      (1,946)      (1,519)
                                                              ---------    ---------    ---------
      NET CASH PROVIDED BY FINANCING ACTIVITIES ...........      44,043       31,245       28,866
                                                              ---------    ---------    ---------
      NET (DECREASE) INCREASE IN CASH
        AND CASH EQUIVALENTS ..............................     (15,444)       2,341       11,321
Cash and cash equivalents, beginning of year ..............      49,748       47,407       36,086
      CASH AND CASH EQUIVALENTS, END OF YEAR ..............   $  34,304    $  49,748    $  47,407
                                                              =========    =========    =========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

FVNB CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: The accounting and reporting policies of FVNB Corp. (Parent Company) and subsidiaries (collectively, the Company) conform to generally accepted accounting principles and practices within the banking industry and require management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements related to assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates. A description of the more significant accounting policies follows:

      PRINCIPLES OF CONSOLIDATION -- In September 1998, FVNB Corp. was organized as a bank holding company for First Victoria National Bank (the Bank). As a result of the reorganization, shareholders of the Bank became shareholders of FVNB Corp. In addition, the par value of common stock outstanding changed from $2.50 per share to $.01 per share. Total authorized shares outstanding also changed from 5,000,000 to 20,000,000. These changes are reflected retroactively for each year shown in the consolidated financial statements. No revaluation of the assets and liabilities was made as a result of this reorganization. The consolidated financial statements include the accounts of FVNB Corp. as well as First Victoria National Bank and its wholly owned subsidiaries, PMV, Inc., which was established for the purpose of acquiring, managing and liquidating assets acquired in satisfaction of debts previously contracted; First Victoria Community Development Corporation, which was established for the purpose of acquiring, developing, rehabilitating, managing, renting and selling housing units primarily to benefit low and moderate income residents of the local area and to promote and invest in such community development projects; and First Victoria Leasing, Inc., which was established for the purpose of transacting and accounting for leasing activities of the Company.

      INVESTMENT SECURITIES -- The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". This standard requires the classification of securities into one of three categories: held-to-maturity, available-for-sale, or trading. Investments shall be classified as held-to-maturity and measured at amortized cost only if the reporting enterprise has the positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term shall be classified as trading securities. Unrealized holding gains and losses related to trading securities shall be included in earnings. Investments not classified as trading securities or held-to-maturity securities shall be classified as available-for-sale securities. Securities that would be sold in response to changes in market interest rates and the securities' prepayment risk, needs for liquidity, or changes in the availability and yield on alternative investments are classified as available-for-sale. Available-for-sale securities are reported at fair value and any unrealized holding gains and losses are excluded from earnings and recorded as a net amount as a separate component of shareholders' equity (net of tax effect) until realized.

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective for all fiscal quarters of all fiscal years ending after June 15, 1999. The Statement established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a Company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company has not yet quantified the impacts of adopting Statement 133 on the consolidated financial statements. However, management believes the Statement's impact on the financial statements will be immaterial.

      LOANS --Interest earned on commercial, agriculture and real estate loans is accrued daily, based upon the principal amounts outstanding. Interest on consumer loans is recorded on the level yield method. The recognition of income on a loan is discontinued, and previously accrued interest is reversed, when interest or principal payments become 90 days or more past due unless, in the opinion of management, the outstanding principal and interest are both well secured and in the process of collection. Loans to customers whose financial conditions have deteriorated and for which management has serious doubt as to the ability of the borrowers to comply with their loan repayment terms are considered for non-accrual status whether or not the loans are 90 days or more past due. Subsequent cash payments received are applied to the principal balance or recorded as interest income, depending upon management's assessment of the ultimate collectibility of the loan. If cash payments received relate to a loan previously charged off in whole or in part, payments not applied to the remaining principal balance are recorded as recoveries.

      The Company accounts for impaired loans in accordance with SFAS No. 114 "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118 "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosure". These standards address the accounting by creditors for impairment of certain loans as well as the accounting for troubled debt restructurings. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans that fall within the scope of these standards are measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

      The Company accounts for leveraged leases in accordance with SFAS No. 13 "Accounting for Leases". This standard addresses the accounting and reporting for leases by lessees and lessors. The lessor records the investment in the leveraged lease as the gross rental receivable (net of principal and interest on nonrecourse debt) and the estimated residual value of the leased asset net of unearned and deferred income. The investment less deferred taxes is used for computing income earned. Income is recognized based on the cash flow over the lease term and the rate of return on the positive net investment.

      ALLOWANCE FOR LOAN AND LEASE LOSSES -- The allowance for loan and lease losses is established by a charge to income as a provision for loan and lease losses. Actual loan and lease losses or recoveries are charged or credited directly to this allowance. The provision for loan and lease losses is based on management's estimate of the amounts required to maintain an allowance adequate to reflect losses inherent in the loan portfolio at the balance sheet date; however, ultimate losses may vary from the current estimates. These estimates are reviewed periodically and adjustments are reported in earnings in the period in which they become known.

      PREMISES AND EQUIPMENT -- Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method, based on the estimated useful lives of the assets. Repairs and maintenance are charged to expense as incurred, and expenditures for renewals and improvements which materially increase the value of the property and have a benefit over more than one accounting period are capitalized. Estimated useful lives are 15 - 40 years for premises and 3 - 10 years for equipment.

      INCOME TAXES -- The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This standard allows the recognition of deferred tax assets and liabilities based on the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities.

      RECOGNITION OF LOAN ORIGINATION FEES AND COSTS -- Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan's yield over the contractual life of the related loan. If a commitment expires unexercised, the commitment fee is recognized as income.

FAIR VALUE OF FINANCIAL INSTRUMENTS -- Financial instruments are defined as cash, evidence of an ownership in an entity, or a contract that conveys or imposes on an entity the contractual right or obligation to either receive or deliver cash or another financial instrument. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price if one exists.

      The Company operates as a going concern and except for its investment securities portfolio, no active market exists for its financial instruments. Much of the information used to determine fair value is highly subjective and judgmental in nature and therefore the results may not be precise. The subjective factors include, among other things, estimates of cash flows, risk characteristics, credit quality, and interest rates, all of which are subject to change. Since the fair value is estimated as of the balance sheet date, the amounts which will actually be realized or paid upon settlement or maturity of the various instruments could be significantly different. Fair value estimates, methods, and assumptions for financial instruments, are set forth in Note 16 to the consolidated financial statements.

      COMPREHENSIVE INCOME -- Effective January 1, 1998 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Statement 130 establishes new rules for the reporting and display of comprehensive income and its components. The adoption of this Statement requires changes in the unrealized gains or losses on the Company's investment portfolio be included as a component of other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement 130.

      EARNINGS PER SHARE DATA -- Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. For 1998, diluted earnings per share was computed by dividing net income by the weighted average number of common shares outstanding plus the incremental shares that would have been outstanding under the 1998 FVNB Corp. Stock Incentive Plan, upon the assumed exercise of these dilutive stock options. The incremental shares that would have been outstanding under the 1998 Stock Incentive Plan were not material, and therefore the basic earnings per share is not materially different from diluted earnings per share.

      STOCK BASED COMPENSATION -- The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement 123).

      SEGMENTS DISCLOSURE -- Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires that public business enterprises report certain information about its operating segments in order to provide information about the different types of business activities in which an enterprise engages. FVNB Corp. operates in only one segment, commercial banking, and therefore the disclosures required by SFAS 131 are not applicable. ` (2) STATEMENT OF CASH
FLOWS: For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. Cash paid for interest during 1998, 1997 and 1996 amounted to approximately $17,320,000, $15,423,000 and $15,656,000, respectively. Cash paid for federal income taxes amounted to approximately $1,190,000, $1,598,000 and $1,968,000, during 1998, 1997 and 1996, respectively.
Noncash transactions representing the transfer of non-performing loans to other real estate owned and foreclosed assets totaled approximately $164,000, $69,000 and $85,000 during 1998, 1997 and 1996, respectively.

(3) CASH AND DUE FROM BANKS: Cash and due from banks of approximately $7,522,000 and $8,635,000 at December 31, 1998 and 1997, respectively, were maintained to satisfy regulatory reserve requirements.

(4) INVESTMENT SECURITIES: During 1998, the Company sold various fixed rate securities with a total book value of approximately $38,236,000. The sale of the securities resulted in a net gain of approximately $7,000. The securities were sold primarily for liquidity purposes and to improve the overall yield of the investment portfolio as well as the Company's potential tax position. Called bonds with a book value of approximately $57,965,000 resulted in a gain of approximately $34,000 during 1998. During 1997, the Company sold various fixed rate securities with a total book value of approximately $53,160,000. These securities were sold primarily for liquidity purposes and resulted in a net loss of approximately $58,000. In June, 1996, the Company sold a fixed rate security with a book value of approximately $5,000,000. The security was designated available-for-sale and was sold for liquidity purposes resulting in a loss of approximately $1,000. In October, 1996, the Company sold two additional fixed rate securities with a combined book value of approximately $10,000,000. These securities were also designated available-for-sale and were sold in an effort to restructure the portfolio and improve corresponding yields resulting in a net loss of approximately $8,000.

      Securities with a par value of approximately $84,550,000 and $65,250,000 at December 31, 1998 and 1997, respectively, were pledged to secure public and trust deposits as required or permitted by law.

      A comparison of investment securities at amortized cost and estimated market values, as determined by an independent broker, is as follows (in thousands):

                                                           December 31, 1998
                                                           -----------------
                                               Amortized  Unrealized Unrealized    Market
                                                  Cost       Gains     Losses      Value
                                                --------   --------   --------    --------
Available-for-sale:
U.S. Treasuries .............................   $  2,999   $     33   $      0    $  3,032
U.S. Government Agencies ....................    142,780        485       (251)    143,014
Mortgage-backed securities and collateralized
     mortgage obligations ...................      1,180         26          0       1,206
State and political subdivisions ............      1,972          0          0       1,972
Other .......................................     62,908        197       (411)     62,694
                                                --------   --------   --------    --------
   Total ....................................   $211,839   $    741   $   (662)   $211,918
                                                ========   ========   ========    ========

                                                           December 31, 1997
                                                           -----------------
                                               Amortized  Unrealized Unrealized    Market
                                                  Cost       Gains     Losses      Value
                                                --------   --------   --------    --------
Available-for-sale:
U.S. Treasuries .............................   $ 15,003   $    100   $      0    $ 15,103
U.S. Government Agencies ....................     76,957        114       (242)     76,829
Mortgage-backed securities and collateralized
     mortgage obligations ...................     74,304        250       (886)     73,668
State and political subdivisions ............      2,749         41          0       2,790
Other .......................................      1,970          0          0       1,970
                                                --------   --------   --------    --------

   Total ....................................   $170,983   $    505   $ (1,128)   $170,360
                                                ========   ========   ========    ========

   As of December 31, 1998 and 1997, the Company's entire investment portfolio was classified as available-for-sale. As of December 31, 1998, this classification resulted in an unrealized gain of approximately $79,000. This was reflected as an increase to available-for-sale securities of approximately $79,000 and a corresponding increase to shareholders' equity and a deferred tax asset of approximately $52,000 and $27,000, respectively. As of December 31, 1997, the classification resulted in an unrealized loss of approximately $623,000. This was reflected as a decrease to available-for-sale securities of approximately $623,000 and a corresponding decrease to shareholders' equity and a deferred tax asset of approximately $411,000 and $212,000, respectively.

      The amortized cost and estimated market value of available-for-sale securities at December 31, by contractual maturity, are shown below, in thousands. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                1998                   1997
                                         -------------------   -------------------
                                           Amortized Market      Amortized Market
                                            Cost      Value      Cost       Value
                                         --------   --------   --------   --------
Due in one year or less ..............   $ 70,514   $ 70,853   $ 67,302   $ 67,166
Due after one year through five years      72,909     73,010     27,616     27,724
Due after five years through ten years      8,285      8,179      6,892      6,881
Due after ten years ..................     60,131     59,876     69,173     68,589
                                         --------   --------   --------   --------
   Total .............................   $211,839   $211,918   $170,983   $170,360


(5) LOANS AND LEASES AND ALLOWANCES FOR LOAN AND LEASE LOSSES AND OTHER REAL ESTATE OWNED: The Bank grants agriculture, commercial, real estate, and installment loans to customers primarily in Victoria and surrounding counties. Although the Bank has a diversified loan and lease portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the agricultural economic sector. As of December 31, loans and leases are classified in the following categories (in thousands).

                                                         1998            1997
                                                      ---------       ---------
Commercial and financial .......................      $  63,255       $  57,648
Mortgage real estate ...........................        106,410          91,075
Construction real estate .......................          3,736           3,738
Agriculture ....................................         75,793          74,671
Consumer .......................................         43,776          38,996
                                                      ---------       ---------
Total loans and leases .........................        292,970         266,128
Less --
   Unearned income .............................           (108)           (126)
   Allowance for loan and lease losses .........         (3,308)         (2,861)
                                                      ---------       ---------
      Net loans and leases .....................      $ 289,554       $ 263,141
                                                      =========       =========

      Transactions in the allowance for loan and lease losses for the years ended December 31, were as follows (in thousands):
                                                    1998      1997       1996
                                                  -------    -------    -------
Balance at beginning of year ..................   $ 2,861    $ 2,475    $ 2,182
   Provision (credit) for loan and lease losses         0       (300)         0
   Loans and leases charged off ...............      (524)      (266)      (222)
   Recoveries of loans and leases charged off .       971        952        515
                                                  -------    -------    -------
Balance at end of year ........................   $ 3,308    $ 2,861    $ 2,475
                                                  =======    =======    =======

     During 1997, the Bank became an equity participant in the leveraged lease of an aircraft. As the Bank has no general liability for the nonrecourse debt attributable to the acquisition of such asset, the debt has been offset against the related rentals receivable. The net investment in leveraged lease consist of (in thousands):

                                                      1998       1997
                                                    -------    -------
         Rentals receivable (net of principal and
              interest on nonrecourse debt) .....   $ 5,772    $ 5,772
         Estimated residual value ...............     6,375      6,375
         Unearned and deferred income ...........    (5,354)    (5,982)
                                                    -------    -------
         Investment in leveraged leases .........     6,793      6,165
         Deferred income taxes ..................    (3,329)    (1,388)
         Net investment .........................   $ 3,464    $ 4,777
                                                    =======    =======

      A summary of the components of income from leveraged lease follows:

                                                      1998       1997
                                                    -------    -------

         Income before income taxes .............   $   628    $   446
         Income tax benefit (expense)
              Current ...........................     1,727      1,236
              Deferred ..........................    (1,941)    (1,388)
                                                    -------    -------
         Net income from leveraged lease ........   $   414    $   294
                                                    =======    =======


      Minimum annual rentals receivable (net of principal and interest on nonrecourse debt) under leveraged leases for the next five years beginning with 1999 are $244,000 and an aggregate of approximately $5,528,000 thereafter.

      The allowance for loan and lease losses is maintained at a reasonable level which management considers to be adequate to cover estimated losses inherent in the loan and lease portfolio. The Company's methodology is based on the ongoing assessment of the risks inherent in the loan and lease portfolio, as well as on the possible impact of known and potential problems in certain off-balance sheet financial instruments and uncertainties. The components that comprise the allowance include basically two areas - (1) specific allowances on loans and leases, and (2) a general allowance based upon a historical moving average and amounts for factors which are considered areas of additional risk. Management of the Bank assesses the adequacy of the allowance for loan and lease losses quarterly using a three step procedure. First, loans and leases are reviewed and categorized as to potential risk based upon an internal grading. Specific allowances are then established for any loans and leases with identified loss potential after consideration of third-party appraisals of collateral value and management assessments of current economic conditions, guarantor support, cash flows, and other circumstances, as appropriate. Second, a general allowance is determined based upon the historical loss experience of the portfolio as a whole. These estimates are based upon historical data related to type of loan, risk assessment, historical loss experience and other factors. Third, the historical loss experience is adjusted based on estimates of losses in the portfolio that cannot be identified with specific loans and leases, taking into consideration local and national economic trends, volume of past due and seriously delinquent loans and leases, non-performing loans and leases, loan and lease concentrations, and other similar factors. These considerations are not limited to previous collection experience and include estimates of the effect of changing business trends and other environmental conditions. As conditions are continually changing, it is necessary for management to review the loan portfolio and market conditions quarterly and make appropriate adjustments to the allowance. Management believes that the allowance for loan and lease losses at December 31, 1998 and 1997 was adequate to cover expected losses based on economic circumstances known or anticipated at that time.

      Loans and leases on which the accrual of interest has been discontinued amounted to approximately $1,985,000 and $1,834,000 at December 31, 1998 and 1997, respectively. The effect of the reversal of previously accrued interest on interest income was approximately $31,000, $39,000, and $46,000 for 1998, 1997 and 1996, respectively. If during 1998, 1997 and 1996, interest had been accrued at the contractual rates, interest income would have been increased by approximately $98,000, $114,000 and $62,000, respectively. The Bank haad restructured loans and leases of approximately $1,474,000 and $1,539,000 as of December 31, 1998 and 1997, respectively. The effect on net interest income resulting from the difference between the interest recognized on such restructured loans and leases and the interest that would have been recognized at the original rate was approximately $20,000, $68,000 and $56,000 for 1998, 1997 and 1996, respectively. Interest income recorded on restructured loans and leases for 1998, 1997 and 1996 was approximately $129,000, $75,000 and $85,000, respectively.

      Foreclosed assets are carried in other assets at the lower of the loan balance or estimated fair value less estimated selling costs and totalled approximately $104,000 and $13,000 at December 31, 1998 and 1997, respectively. The Company recorded a loss on the sale of foreclosed assets of approximately $22,000 in 1998. The Company recorded gains on sales of foreclosed assets of approximately $29,000 and $5,000 in 1997, and 1996, respectively.

      Total impaired loans and leases on the Company's books (including non-accrual and restructured loans and leases) amounted to approximately $3,459,000 and $3,373,000 as of December 31, 1998 and 1997, respectively.
Approximately $366,000 and $234,000 of the allowance for loan and lease losses was allocated specifically to these loans and leases as of December 31, 1998 and 1997, respectively. The average balance of impaired loans and leases outstanding was approximately $2,692,000 and $3,169,000 during 1998 and 1997, respectively.


(6) PREMISES AND EQUIPMENT: The following is a summary of premises and equipment as of December 31, (in thousands):

                                                               1998      1997
                                                               ----      ----
Land                                                        $ 2,008    $1,957
Buildings                                                    13,146    13,099
Equipment and furniture                                       7,572     7,534
                                                            -------    ------
                                                             22,726    22,590
Less-- Accumulated depreciation                             (13,322)  (12,837)
                                                            -------    ------
                                                            $ 9,404    $9,753
                                                            =======    ======

(7) INCOME TAXES: The following represents a consolidated reconciliation between tax computed by applying the 34% statutory federal income tax rate to income before income taxes and reported federal income tax expense for the years ended December 31, (dollars in thousands):

                              1998               1997               1996
                         --------------    ----------------    ---------------
                               Percentage          Percentage         Percentage
                               of Pretax           of Pretax          of Pretax
                         Amount  Income    Amount    Income    Amount   Income
                         ------  ------    ------    ------    ------   ------
Calculated tax expense   $3,129   34.0%    $2,543     34.0%    $2,012   34.0%
Increase (decrease)
   in taxes--
   Tax-exempt interest      (29)   (.3)       (67)     (.9)      (111)  (1.9)
   Other, net                32     .3         11       .2         60    1.0
                         $3,132   34.0%    $2,487     33.3%    $1,961   33.1%

      The Company recorded current federal income tax expense of approximately $1,424,000, $1,209,000 and $1,998,000 for 1998, 1997 and 1996, respectively. In addition, the Company recognized deferred tax expense of approximately $1,708,000, and $1,278,000 for 1998 and 1997, respectively. The Company recognized a deferred tax benefit of approximately $37,000 for the year ended December 31, 1996.

      The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". The statement requires the use of the asset and liability approach for financial accounting and reporting for income taxes. As of December 31, 1998 and 1997, the Company had net deferred tax liabilities of approximately $3,457,000 and $1,509,000, respectively, which are reflected in other liabilities in the consolidated financial statements. The tax effect of significant temporary differences at December 31, is as follows (in thousands):

                                                         1998       1997
                                                      -------    -------
      Allowance for loan and lease losses .........   $  (362)   $  (548)
      Deferred compensation .......................       198        266
      Discount accretion ..........................       (93)       (98)
      Pension plan ................................       208        107
      Premises and equipment ......................       (57)       (83)
      Lease income ................................    (3,329)    (1,388)
      Other .......................................         5         23
                                                      -------    -------
         Net deferred tax liability from operations    (3,430)    (1,721)
      Unrealized (gain) loss on securities ........       (27)       212
         Net deferred tax liability ...............   $(3,457)   $(1,509)
                                                      -------    -------


(8) COMMITMENTS: The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve elements of credit and interest rate risk which are not recognized in the consolidated financial statements.

       The Bank's exposure to credit loss, in the event of nonperformance by the customer, for commitments to extend credit and standby letters of credit is limited to the contractual amounts of those instruments. As of December 31, 1998 and 1997, the Bank had commitments to extend credit of approximately $100,204,000 and $93,148,000 and standby letters of credit of approximately $1,534,000 and $866,000, respectively. The following is a breakdown of commitments by type as of December 31, (in thousands):

                                                         1998              1997
                                                      --------          --------
Commercial and financial ...................          $ 35,279          $ 32,699
Real Estate ................................             5,180             4,437
Agriculture ................................            35,524            34,939
Consumer ...................................            24,221            21,073
                                                      --------          --------
      Total ................................          $100,204          $ 93,148
                                                      ========          ========

       Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses that may require payment of a fee. The total commitment amounts do not necessarily represent future cash requirements, since the commitments may expire without being drawn upon. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Standby letters of credit are conditional commitments issued by the Bank to guarantee performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies, but may include accounts receivable, inventory, equipment or real estate.


(9) EMPLOYEE BENEFITS: The Bank's Employees' Profit Sharing Plan is a 401(k) salary deferral plan, and, prior to January 1, 1998, employees were eligible to defer up to 7% of their compensation. As of January 1, 1998, employees were eligible to defer up to 10% of their compensation. In addition, participants are allowed to borrow up to 50% of their vested portion for specific purposes identified in the plan. Based upon the employee's contribution, the Bank contributes a matching amount equal to 50% of the employee's contribution, not to exceed 5% of compensation. At the discretion of the Board of Directors, additional amounts can be contributed annually to the plan by the Bank. All employees with at least one year of service are eligible to participate in the plan and employer contributions become fully vested after 7 years of service by the employee. The plan is administered by the Trust and Investment Management Department of the Bank and is prohibited from investing in the common stock of the Company. Contributions to the plan by the Bank for 1998, 1997 and 1996 were approximately $131,000, $94,000 and $82,000, respectively.

      The Bank's Incentive Compensation Plan is administered by the Compensation and Retirement Committee of the Board of Directors (the "Committee"). The Committee determines which officers may participate in the plan and the extent of their participation. All awards are contingent upon the Bank's attaining certain financial objectives established annually by the Committee. Prior to 1997, the plan provided for a portion of an annual award to be distributed in cash with the remainder in the form of performance units. Performance units were determined by dividing the portion of the award to be paid in performance units by the book value per share of common stock at the end of the year in which the award was earned. The performance units could be redeemed equally over the three years following the award at the option of the participant. Performance units entitled participants to receive a future payment in cash equal to the book value of the Company common stock at the date of redemption. As of January 1, 1997, no further awards will be made pursuant to the Incentive Compensation Plan. Accruals of additional expense for each unredeemed performance award will continue to be made in future years to reflect increases in the book value per share of common stock of the Company. Total expense of this plan recorded by the Bank for 1998 and 1997 was approximately $18,000 and $20,000, respectively representing accruals for the increase in book value per share of common stock related to previously awarded performance units. No expense was recorded for cash awards or performance units during 1997 or 1998 under this plan. During 1996, the Bank recorded negative expense related to the plan of approximately $34,000 as the result of the reversal of previously accrued expense for officers who resigned from the Bank during 1996 and were no longer entitled to receive future payment for non-vested performance units awarded in prior years. In addition, during the same period, the Bank recorded expense of approximately $31,000 related to the plan representing accruals for the increase in book value per share of common stock. The Bank's performance during 1996 did not meet the funding targets established by the Committee; therefore no accruals for cash awards or additional performance share units were recorded.

      On July 15, 1997, the Compensation and Retirement Committee approved an Officer Annual Incentive Plan effective as of January 1, 1997. The revised plan is administered by the Committee and all awards are payable entirely in cash and are contingent upon the Bank's attaining various growth and financial objectives to be determined annually. The Bank recorded expense of approximately $548,000 and $310,000 during 1998 and 1997, respectively, related to this plan.

      A noncontributory defined benefit pension plan covers the Bank's employees who meet specified age and length of service requirements. The plan holds assets comprised of U.S.
Treasury bonds, U.S.

Government agency securities, corporate bonds, notes and common stock. Funding is limited to the maximum amounts that are available for deduction for federal income tax purposes.

The plan provides for a single benefit formula that is based on the participant's final adjusted monthly compensation.

      Total pension expense for the years ended December 31, was as follows (in thousands):

                                                      1998      1997       1996
                                                    -----      -----      -----
Service cost ..................................     $ 422      $ 312      $ 309
Interest on projected benefit obligation ......       462        458        467
Actual return on plan assets ..................      (577)      (488)      (508)
Net amortization and deferral .................        16         15         38
                                                    -----      -----      -----
   Net periodic pension expense ...............     $ 323      $ 297      $ 306
                                                    =====      =====      =====

      Assumptions used in the accounting for the years ended December 31, were:

                                                               1998       1997
                                                               ----       ----
Discount rates .........................................       6.75%       7.00%
Expected long-term rate of return on assets ............       8.50%       8.50%
Rates of increase in compensation levels ...............       4.50%       5.50%

       The following table sets forth the plan's funded status as of December 31, (in thousands):

                                                               1998      1997
CHANGE IN BENEFIT OBLIGATION
Benefit obligation, beginning of year ................     $ 6,175      $ 6,071
Service cost .........................................         422          312
Interest cost ........................................         462          458
Plan amendments ......................................           0            0
Actuarial loss (gain) ................................          12          565
Benefits paid ........................................        (392)      (1,231)
                                                           -------      -------
Benefit obligation, end of year ......................     $ 6,679      $ 6,175
                                                           =======      =======

CHANGE IN PLAN ASSETS
Fair value of plan assets, beginning of year .........     $ 7,622      $ 7,431
Actual return on plan assets .........................       1,643        1,422
Company contribution .................................          26            0
Benefits paid ........................................        (392)      (1,231)
                                                           -------      -------
Fair value of plan assets, end of year ...............     $ 8,899      $ 7,622
                                                           =======      =======

Funded status of plan ................................     $ 2,220      $ 1,447
Unrecognized actuarial loss ..........................      (3,277)      (2,265)
Unrecognized prior service cost ......................         446          504
Unrecognized net transition obligation ...............           0            0
                                                           -------      -------
Net amount recognized ................................     $  (611)     $  (314)
                                                           =======      =======

Amounts recognized in the statement of financial
 position consist of:
   Accrued benefit cost ..............................     $  (611)     $  (314)
   Accrued benefit liability .........................           0            0
   Intangible asset ..................................           0            0
   Accumulated other comprehensive income ............           0            0
                                                           -------      -------
Net amount recognized ................................     $  (611)     $  (314)
                                                           =======      =======

   The discount rates utilized to project the benefit obligations for services rendered to date were 6.75% and 7.00% for 1998 and 1997, respectively.

   In March 1998 the Company adopted the 1998 FVNB Corp. Stock Incentive Plan (the "1998 Plan") which provides for the granting of incentive stock options, stock appreciation rights, restricted stock and other stock-based awards to directors, officers and key employees responsible for the direction and management of the Company or the Bank.

   On September 15, 1998, a total of 52,000 stock options were granted to certain directors and officers at an exercise price of $33.00, which equaled market price of the underlying stock on September 15, 1998. An additional 1,000 options were granted on December 15, 1998 at an exercise price of $34.00, which also equaled market price of the underlying stock on December 15, 1998. Options have a six-month vesting period for directors and a ratable three-year vesting period for officers. All options expire ten years from the date of grant.

   A summary of the status of the stock options as of December 31, 1998:

                                                         Weighted Avg.
                                             # of Shares Exercise Price
                                             ----------- --------------
                 Balance at beginning of year  $     0   $    0
                    Granted .................   53,000    33.00
                    Exercised ...............        0        0
                    Forfeited ...............        0        0
                 Balance at end of year .....   53,000   $33.00

   In accordance with Statement 123, the fair value of stock options is estimated on the date of the grant using the Black-Scholes option pricing model for proforma footnote purposes with the following assumptions; dividend yield of 4.21%, risk-free interest rate of 5.29%, and expected option life of 10 years. Expected volatility was assumed to be 17.31% over the term of the options.

   At December 31,1998, the range of exercise prices and weighted average remaining contractual life of outstanding options was $33.00 to $34.00, and approximately 10 years, respectively. No options were exercisable at December 31, 1998.

   As allowed by Statement 123, the Company applies APB No. 25 and related interpretations in accounting for its stock compensation plans. Accordingly, no compensation expense has been recognized for its stock options granted. Had the fair value method of accounting under Statement 123 been applied to the Company's stock option plans, the tax-effective impact would be as follows:

                                                          1998
                                                        -------
                Net income as reported ..............   $ 6,072
                  Estimated fair value of the
                   year's options granted, net of tax      (182)
                                                        -------
                   Net income adjusted ..............   $ 5,890
                                                        =======
                  Adjusted basic earnings per share .   $  2.48
                                                        =======
                Adjusted diluted earnings per share .   $  2.48
                                                        =======

(10) DEPOSITS: Time certificates of deposit of $100,000 or more amounted to approximately $74,446,000 and $65,584,000 at December 31, 1998 and 1997,
respectively. Interest expense for these deposits was approximately $4,199,000, $3,421,000 and $3,332,000 for 1998, 1997 and 1996, respectively.

(11) SHAREHOLDERS' EQUITY: On January 19, 1999, the Company's Board of Directors declared a regular cash dividend of $.35 per share payable on February 11, 1999 to shareholders of record, as of January 28, 1999. The principal source of the Company's cash revenues is dividends from the Bank, and there are certain limitations on the payment of dividends to the Company by the Bank. The prior approval of the Office of the Comptroller of the Currency ("OCC") is required if the total of all dividends declared by a national bank in any calendar year would exceed the bank's net profits, as defined, for that year combined with its retained net profits for the preceding two calendar years less any required transfers to surplus. In order to fund the acquisition of Citizens Bank of Texas, the Bank paid a dividend to the Company for which it was required to receive the prior approval of the OCC. The OCC approved the special dividend and it approved future quarterly dividends to fund the standard cash dividend of the Company, provided that the Bank's net income during future quarters is sufficient to support such quarterly dividends. The weighted average number of shares outstanding during 1998, 1997, and 1996 was 2,372,792.

      As of December 31, 1998, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based capital, Tier I risk-based capital and Tier I leverage ratios as set forth in the table below (dollars in thousands). There are no conditions or events since that notification that management believes have changed the Bank's category. Presented below are the capital ratios for the Company as of December 31, 1997 and 1998:

                                                                           TO BE WELL
                                                    FOR CAPITAL         CAPITALIZED UNDER
                                                      ADEQUACY          PROMPT CORRECTIVE
                                 ACTUAL               PURPOSES           ACTION-PROVISION
                             ----------------     ----------------      ------------------
                              AMOUNT    RATIO      AMOUNT    RATIO        AMOUNT   RATIO
                             -------    -----     -------   ------       -------  -------
As of December 31, 1998:
   Total Capital ..........  $60,957    18.55%    $26,288 > or = 8.00%   $32,860 > or = 10.00%
(to Risk Weighted Assets)
   Tier I Capital .........   57,649    17.54%     13,144 > or = 4.00%    19,716 > or = 6.00%
      (to Risk Weighted Assets)
   Tier I Capital .........   57,649    11.01%     20,935 > or = 4.00%    26,169 > or = 5.00%
      (to Average Assets)

As of December 31, 1997:
   Total Capital ..........  $57,395    19.65%    $23,361 > or = 8.00%   $29,202 > or = 10.00%
(to Risk Weighted Assets)
   Tier I Capital .........   54,534    18.67%     11,681 > or = 4.00%    17,521 > or = 6.00%
      (to Risk Weighted Assets)
   Tier I Capital .........   54,534    11.99%     18,189 > or = 4.00%    22,736 > or = 5.00%
      (to Average Assets)

      In March 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128 "Earnings Per Share" and No. 129 "Disclosure of Information About Capital Structure". These statements established standards for calculating earnings per share and the reporting requirements for earnings per share and the Company's capital structure. The Company adopted these standards effective for the year ended December 31, 1997 for all periods shown in the consolidated financial statements. The adoption of the standards had no material impact on the Company's calculation or presentation of earnings per share or disclosure.

      The Company and the Bank are subject to various capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators which, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Company has satisfied all capital adequacy requirements to which it is subject.


(12) RELATED PARTY TRANSACTIONS: In the ordinary course of business, the Bank makes loans to certain directors and executive officers of the Company and the Bank and entities related to those individuals, on substantially the same terms and conditions as loans to unrelated parties (see Note 5). An analysis of loans to directors and executive officers of the Company and the Bank and entities related to those individuals, is provided for the years ended December 31, in the following table (in thousands):
                                                1998         1997         1996
                                              -------      -------      -------
Balance at the beginning of year ........     $ 3,882      $ 1,631      $ 2,681
   Additions ............................       3,633        8,030        1,350
   Reductions ...........................      (3,695)      (5,779)      (2,400)
Balance at the end of year ..............     $ 3,820      $ 3,882      $ 1,631

      Approximately 24.11% of the Company's outstanding stock was owned by principal shareholders, directors, and executive officers of the Company and the Bank at December 31, 1998. In addition, approximately 10.59% of the stock was held by Oster and Company at December 31, 1998. Oster and Company is the nominee for stock held in trust by the Trust Department of the Bank.

      The aggregate deposits owned by principal shareholders, directors, and executive officers of the Company and the Bank at December 31, 1998 and 1997 amounted to approximately 2.66% and 2.66%, respectively, of total deposits.


(13) OTHER BORROWINGS: The following table represents the contractual principal reductions due on other borrowings of the Company as of December 31, in thousands. The weighted average contractual rate on the balances of other borrowings outstanding was 6.30% and 6.53% as of December 31, 1998 and 1997, respectively. The balances are comprised entirely of Federal Home Loan Bank advances.

                                             1998      1997
                                          -------   -------
                    Within one year ...   $ 4,124   $   411
                    One to two years ..       456     4,042
                    Two to three years      4,071       357
                    Three to four years       320     3,982
                    Four to five years      2,682       210
                    After 5 years .....     7,466     3,626
                                          -------   -------
                       Total ..........   $19,119   $12,628
                                          =======   =======

(14) FAIR VALUE OF FINANCIAL INSTRUMENTS: The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

      The fair values of investment securities are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

      The fair values of loans and leases are determined by dividing the loan portfolio into various groups having similar characteristics. The expected future cash flows of each group are then discounted using current period end market rates for similar loans. The assigned discount rate may or may not be the contractual rate in effect with the obligor. The rate is that at which a loan with similar credit risk and terms would be entered into at the balance sheet date and is determined using the Company's internal credit quality ranking and pricing system.

      The fair values of time deposits are determined by dividing the deposits into groups having similar characteristics. The expected future cash flows of each group are then discounted using current period end market rates for similar deposits.

      The fair values of other borrowings are determined by dividing the borrowings into groups having similar characteristics. The future cash flows of each grouping are then discounted using current period end market rates for similar borrowings.

      The fair values of cash and due from banks, federal funds sold, federal funds purchased and securities sold under agreements to repurchase, and accrued interest payable and receivable are assumed to approximate book value due to their short term nature. The fair values of demand deposits, savings deposits, and money market and NOW accounts are also assumed to approximate book value and reflect the amounts payable on demand as of the period end date.

      The fair values of letters of credit and loan commitments are estimated using fees charged to enter into similar agreements. The estimated fair values of these instruments are not deemed to be significant.

      The following table represents the estimated fair values of the Company's financial instruments as of December 31, in thousands:

                                                     1998                   1997
                                            ---------------------  ---------------------
                                            Book Value Fair Value  Book Value Fair Value
                                            ---------- ----------  ---------- ----------
Financial Assets:
   Cash and due from banks ...............   $ 27,504   $ 27,504   $ 29,548   $ 29,548
   Federal funds sold ....................      6,800      6,800     20,200     20,200
Investment securities:
      Available-for-sale .................    211,918    211,918    170,360    170,360
   Loans and leases, net .................    289,554    288,201    263,141    260,139
   Accrued interest receivable ...........      4,931      4,931      4,201      4,201
Financial Liabilities:
   Time deposits .........................    219,027    220,762    199,887    200,139
   Other deposits ........................    235,713    235,713    216,142    216,142
                                             --------   --------   --------   --------
      Total deposits .....................    454,740    456,475    416,029    416,281
   Federal funds purchased and securities
       sold under agreements to repurchase     12,225     12,225     10,300     10,300
Other borrowings .........................     19,119     19,694     12,628     12,587
Accrued interest payable .................      2,130      2,130      1,725      1,725

(15) LITIGATION: In the normal course of business, the Company has become involved in routine claims and lawsuits, but management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's financial condition or results of operations.


(16) TRUST ASSETS: Trust assets and other properties, except cash deposits, held by the Bank in agency or other fiduciary capacities for its customers are not assets of the Company and, accordingly, are not included in the accompanying consolidated financial statements. The book value of trust assets (unaudited) was approximately $191,382,000 and $164,907,000 at December 31, 1998 and 1997,
respectively.


(17) PARENT COMPANY ONLY FINANCIALS: In September 1998, FVNB Corp. was formed as a bank holding company for First Victoria National Bank. Presented below are separate condensed financial statements for the holding company for the year ended December 31, 1998, in thousands.




                                                         Year Ended December 31,
                                                                      1998
                                                                      ----
                                                                  (IN THOUSANDS)
                    BALANCE SHEET

ASSETS:
  Cash held in Bank ..............................................   $17,405
  Investment in and note receivable from subsidiary ..............    40,743
  Interest receivable ............................................     1,223
  Other assets ...................................................       155
                                                                     -------
     TOTAL ASSETS ................................................   $59,526
                                                                     =======

LIABILITIES
  Other Accounts Payable .........................................         4
  Federal Income Tax Payable .....................................         0
                                                                     -------
     Total Liabilities ...........................................         4
                                                                     -------

SHAREHOLDERS' EQUITY:
  Common Stock ...................................................        24
  Capital Surplus ................................................    15,682
  Retained Earnings ..............................................    43,764
  Unrealized Gain (loss) on Securities ...........................        52
                                                                     -------
     TOTAL SHAREHOLDERS' EQUITY ..................................    59,522
                                                                     -------
     TOTAL LIABILITIES & SHAREHOLDERS' EQUITY ....................   $59,526
                                                                     =======

                                                         Year Ended December 31,
                                                                         1998
                                                                         ----
                                                                  (IN THOUSANDS)
                    INCOME STATEMENT

INCOME:
  Dividends from subsidiaries ......................................   $ 20,933
  Interest Income ..................................................      1,409
                                                                       --------
   TOTAL INCOME ..................................................       22,342
                                                                       --------

EXPENSES:
  Professional fees ................................................         46
                                                                       --------
  Other expense ....................................................          8
                                                                       --------
     TOTAL EXPENSE .................................................         54

     Earnings before undistributed equity in
        losses of subsidiaries and income tax expense ..............     22,288

Income tax expense .................................................          0
                                                                       --------
     EARNINGS BEFORE UNDISTRIBUTED EQUITY IN LOSSES OF SUBSIDIARIES      22,288
Undistributed equity in subsidiaries ...............................    (16,216)

     NET INCOME ....................................................   $  6,072
                                                                       ========


            STATEMENT OF CASH FLOWS

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income .........................................................   $  6,072
Adjustments to reconcile net income
    to net cash provided by operating activities -
     Undistributed equity in subsidiaries ..........................     16,216
     Net change in other liabilities ...............................          4
     Net change in other assets ....................................     (1,378)
                                                                       --------
         NET CASH PROVIDED BY OPERATING ACTIVITIES .................     20,914
                                                                       --------

Cash flows from investing activities:
Payments for investments in and advances to subsidiaries ...........       (425)
                                                                       --------
         NET CASH USED IN INVESTING ACTIVITIES .....................       (425)
                                                                       --------

Cash flows from financing activities:
Proceeds from short term borrowings ................................        240
Repayments of short term borrowings ................................       (240)
Dividends paid .....................................................     (3,084)
                                                                       --------
         NET CASH USED IN FINANCING ACTIVITIES .....................     (3,084)
                                                                       --------

         NET INCREASE IN CASH AND CASH EQUIVALENTS .................     17,405

Cash and cash equivalents, beginning of year .......................          0
                                                                       --------

         CASH AND CASH EQUIVALENTS, END OF YEAR ....................   $ 17,405
                                                                       ========

(18) SUBSEQUENT EVENTS (UNAUDITED): On January 29, 1999, the Company completed the acquisition and merger into FVNB Corp. of CBOT Financial Corporation, the parent company of Citizens Bank of Texas, N.A. and CBOT Mortgage Company. Citizens Bank of Texas will continue to operate as an independent subsidiary of the Company with its Board of Directors, officers and staff being retained. Existing banking facilities located in New Waverly, Huntsville and The Woodlands will keep the name Citizens Bank of Texas, N.A. As of December 31, 1998, Citizens Bank of Texas had approximately $80 million in total assets.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of FVNB Corp.:


      We have audited the consolidated balance sheets of FVNB Corp. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FVNB Corp. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                                  ARTHUR ANDERSEN LLP

Houston, Texas
January 22, 1999

FINANCIAL STATISTICS

      The following unaudited schedules and statistics are presented for additional information and analysis.

SELECTED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER  SHARE AMOUNTS)

                                      1998            1997            1996            1995            1994
                                  -----------    -----------     -----------     -----------     -----------
Total interest income * .......   $    37,586    $    33,089     $    31,688     $    31,204     $    28,808

Total interest expense ........        17,724         15,482          15,742          14,804          12,308
                                  -----------    -----------     -----------     -----------     -----------
   Net interest income ........        19,862         17,607          15,946          16,400          16,500

Provision (credit) for loan and
     lease losses .............             0           (300)              0            (300)           (350)
                                  -----------    -----------     -----------     -----------     -----------

   Net interest income after
       provision (credit) .....        19,862         17,907          15,946          16,700          16,850

Non-interest income ...........         5,498          4,925           4,454           4,156           3,817

Securities gains (losses) .....            41            (58)             (9)              0             (18)

Non-interest expense ..........        16,146         15,180          14,279          13,882          13,778
                                  -----------    -----------     -----------     -----------     -----------

   Income before income taxes .         9,255          7,594           6,112           6,974           6,871

Taxable-equivalent
     adjustment * .............            51            116             194             154             270

Income tax expense ............         3,132          2,487           1,961           2,200           2,003
                                  -----------    -----------     -----------     -----------     -----------

   Net income .................   $     6,072    $     4,991     $     3,957     $     4,620     $     4,598
                                  ===========    ===========     ===========     ===========     ===========

Per share data:

   Dividends payout ratio .....         50.81%         38.99%          38.39%          37.51%          32.25%

   Basic and diluted
       earnings per share .....   $      2.56    $      2.10     $      1.67     $      1.95     $      1.94

   Dividends per share $1.30 ..                  $      .820     $      .640     $      .730     $      .625

Total assets ..................   $   553,164    $   500,273     $   462,265     $   430,795     $   415,498

Weighted average number of
     shares outstanding ** ....     2,372,792      2,372,792       2,372,792       2,372,792       2,372,792

Return on average assets ......          1.16%          1.10%            .89%           1.10%           1.08%

Return on average equity ......          9.83%          9.16%           7.67%           9.57%          10.19%


* TAX EXEMPT INCOME IS RECORDED ON A FULLY TAXABLE-EQUIVALENT BASIS. ** ACTUAL AMOUNTS, NOT IN THOUSANDS.

LOAN AND LEASE MATURITY AND SENSITIVITY

     The following table presents the principal maturities and rate sensitivity of the loan and lease portfolio as of December 31, 1998 and 1997 (in thousands):

                                                            1998                                             1997
                                        --------------------------------------------    --------------------------------------------
                                                     One to       After                   One to      After
                                           One        Five        Five                     One        Five        Five
                                           Year       Years       Years       Total        Year       Years       Years       Total
                                        --------    --------    --------    --------    --------    --------    --------    --------
Commercial and
     financial .....................    $ 33,195    $ 21,595    $  8,465    $ 63,255    $ 34,646    $ 16,240    $  6,762    $ 57,648
Real estate ........................      35,472      45,616      29,058     110,146      35,203      41,877      17,733      94,813
Agriculture ........................      68,851       6,055         887      75,793      69,205       4,414       1,052      74,671
Consumer ...........................      12,838      29,794       1,144      43,776      12,254      26,402         340      38,996
     Total .........................    $150,356    $103,060    $ 39,554    $292,970    $151,308    $ 88,933    $ 25,887    $266,128
                                        ========    ========    ========    ========    ========    ========    ========    ========
Fixed interest rates ...............    $ 22,688    $ 37,343    $ 18,586    $ 78,617    $ 24,916    $ 33,418    $ 17,687    $ 76,021
                                        ========    ========    ========    ========    ========    ========    ========    ========
Variable interest rates ............    $127,668    $ 65,717    $ 20,968    $214,353    $126,392    $ 55,515    $  8,200    $190,107
                                        ========    ========    ========    ========    ========    ========    ========    ========

INVESTMENT SECURITIES PORTFOLIO ANALYSIS

     Set forth below is a breakdown of the total investment portfolio by maturity (or anticipated call date) and yield at December 31, 1998 (dollars in thousands). The restatement of municipal bond yields on a taxable-equivalent basis has been computed using a 34% federal income tax rate. All balances are reflected at amortized cost.

                                       Within          Over One to      Over Five to           Over
                                      One Year         Five Years         Ten Years          Ten Years
                                ----------------   ----------------   ----------------   ----------------
                                 Amount    Yield    Amount    Yield    Amount    Yield    Amount    Yield     Total
                                --------   -----   --------   -----   --------   -----   --------   -----   --------
Available-for-sale:
   U.S. Treasuries ..........   $  2,999    6.03%  $      0    0.00%  $      0    0.00%  $      0    0.00%  $  2,999
   U.S. Government
       Agencies .............     67,270    6.32     67,225    5.57      8,285    5.29          0    0.00    142,780
   Mortgage-backed
         securities and
         collateralized
         mortgage obligations          0    0.00      4,749    5.88          0    0.00     58,159    5.81     62,908
   State and political
        subdivisions ........        245    6.85        935    7.34          0    0.00          0    0.00      1,180
   Other ....................          0    0.00          0    0.00          0    0.00      1,972    6.01      1,972
                                --------    ----   --------    ----   --------    ----   --------    ----   --------
Total .......................   $ 70,514    6.31%  $ 72,909    5.61%  $  8,285    5.29%  $ 60,131    5.82%  $211,839
                                ========    ====   ========    ====   ========    ====   ========    ====   ========

AVERAGE BALANCE SHEETS AND INTEREST RATES (1)

                                                                    1998
                                                     ------------------------------
                                                         (4)      Interest
                                                       Average     Income/   Yield/
ASSETS                                                 Balance     Expense    Cost
                                                     ------------------------------
Earning assets:
   Due from banks ................................   $      36    $       2   5.48%
   Federal funds sold ............................      26,726        1,419   5.24
   Investment securities, available-for-sale:
      Taxable ....................................     181,303       11,054   6.10
      Tax-exempt (2) .............................       2,036          150   7.37
   Loans and lease receivable (3) ................     277,795       24,961   8.99
                                                     ---------    ---------   ----
         Total earning assets ....................     487,896       37,586   7.70%
                                                     ---------    ---------   ----
Less allowance for loan and lease losses .........      (3,062)        --     --
Non-earning assets ...............................      40,737         --     --
                                                     ---------
   TOTAL ASSETS ..................................   $ 525,571         --     --
                                                     =========
LIABILITIES

Interest bearing liabilities:
   Deposits:
      Savings, NOW, and money market
           accounts ..............................   $ 150,982    $   4,434   2.94%
      Time deposits ..............................     218,945       11,742   5.36
         Total interest bearing deposits .........     369,927       16,176   4.37
Federal funds purchased and securities sold
         under agreement to repurchase ...........       8,033          416   5.11
   Other borrowings ..............................      17,915        1,132   6.23
         Total interest bearing liabilities.......     395,875       17,724   4.48
Non-interest bearing liabilities:
   Demand deposits ...............................      60,848         --     --
   Other liabilities .............................       6,923         --     --
         Total non-interest bearing liabilities ..      67,771         --     --
Shareholders' Equity .............................      61,925         --     --
   TOTAL LIABILITIES AND
        SHAREHOLDERS' EQUITY .....................   $ 525,571         --     --
                                                     =========
Net Interest Income ..............................        --      $  19,862   --
                                                                  =========
Interest Differential ............................        --           --     3.22%
                                                                              ====
Net Interest Margin ..............................        --           --     4.07%
                                                                              ====

(1) DOLLARS IN THOUSANDS; INCOME AND RATES ON TAXABLE-EQUIVALENT BASIS; AVERAGES COMPUTED ON A DAILY YEAR-TO-DATE BASIS.
(2)  INCLUDES TAXABLE-EQUIVALENT ADJUSTMENTS BASED ON 34%.
(3)  INCLUDES LOANS PLACED ON NON-ACCRUAL.
(4)  ALL AMOUNTS SHOWN AT AMORTIZED COST.

         -----------------------------------     ------------------------------
             (4)          Interest                  (4)       Interest
           Average        Income/      Yield/     Average     Income/     Yield/
           Balance        Expense       Cost      Balance     Expense      Cost
         -----------------------------------     ------------------------------
         $       15      $       1      6.76%    $      14    $       1    7.03%
             16,118            875      5.35        15,989          847    5.21

            169,353         10,670      6.30       206,461       13,147    6.37
              4,413            343      7.77         7,058          570    8.08
            232,866         21,201      9.10       185,005       17,123    9.26
         ----------      ---------      ----     ---------    ---------    ----
            422,765         33,090      7.83       414,527       31,688    7.64
         ----------      ---------      ----     ---------    ---------    ----
             (2,749)                                (2,389)
             34,816                                 33,981
         ----------                              ---------
         $  454,832                              $ 446,119
         ==========                              =========






         $  132,565      $   4,237      3.20%    $ 135,804    $   4,502    3.32%
            187,399          9,984      5.33       178,583        9,656    5.41
         ----------      ---------      ----     ---------    ---------    ----
            319,964         14,221      4.44       314,387       14,158    4.50

              7,974            424      5.24        13,990          721    5.07
             12,823            837      6.44        13,234          863    6.41
         ----------      ---------      ----     ---------    ---------    ----
            340,761         15,482      4.54       341,611       15,742    4.61
         ----------      ---------      ----     ---------    ---------    ----

             54,642                                 48,283
              4,296                                  3,989
         ----------                              ---------
             58,938                                 52,272
             55,133                                 52,236
         ----------                              ---------

         $  454,832                              $ 446,119
         ==========                              =========
                         $  17,608                            $  15,946
                         =========                            =========
                                        3.29%                              3.03%
                                        ====                               ====
                                        4.17%                              3.85%
                                        ====                               ====

RATE/VOLUME ANALYSIS

      The following table analyzes the change in net interest income for each of the last two years. Non-accruing loans have been included in assets for these computations, thereby reducing yields on these investments. The allocation of the rate/volume variance has been made, consistently for both periods presented, pro-rata on the percentage that volume and rate variances produce (dollars in thousands).

                                                                           Increase (Decrease) due to
                                                                          -----------------------------
                                                              Increase                            Rate/
                                                             (Decrease)    Volume      Rate      Volume
                                                             ----------   -------    -------    -------
1998 compared to 1997:
   Interest income:
      Due from banks .......................................   $     1    $     1    $     0    $     0
      Federal funds sold ...................................       544        575        (19)       (12)
      Investment securities-taxable ........................       384        763       (349)       (30)
      Investment securities-tax-exempt * ...................      (193)      (187)       (18)        12
      Loans and leases .....................................     3,760      4,244       (346)      (138)
                                                               -------    -------    -------    -------
   Total ...................................................     4,496      5,396       (732)      (168)
                                                               -------    -------    -------    -------
   Interest expense:
      Deposits .............................................     1,955      2,149       (179)       (15)
      Federal funds purchased and securities sold
           under agreements to repurchase ..................        (8)         3        (11)         0
      Other borrowings .....................................       295        332        (27)       (10)
                                                               -------    -------    -------    -------
   Total ...................................................     2,242      2,484       (217)       (25)
                                                               -------    -------    -------    -------
Net interest income before allocation of rate/volume .......     2,254      2,912       (515)      (143)
Allocation of rate/volume ..................................         0       (174)        31        143
                                                               -------    -------    -------    -------
   Change in net interest income ...........................   $ 2,254    $ 2,738    $  (484)   $     0
                                                               =======    =======    =======    =======

1997 compared to 1996:
   Interest income:
      Due from banks .......................................   $     0    $     0    $     0    $     0
      Federal funds sold ...................................        28          7         23         (2)
      Investment securities-taxable ........................    (2,477)    (2,397)      (146)        66
      Investment securities-tax-exempt * ...................      (228)      (217)       (22)        11
      Loans and leases .....................................     4,078      4,126       (362)       314
                                                               -------    -------    -------    -------
   Total ...................................................     1,401      1,519       (507)       389
                                                               -------    -------    -------    -------
   Interest expense:
      Deposits .............................................        63        285       (227)         5
      Federal funds purchased and securities sold
           under agreements to repurchase ..................      (297)      (309)        25        (13)
      Other borrowings .....................................       (26)       (27)         4         (3)
                                                               -------    -------    -------    -------
   Total ...................................................      (260)       (51)      (198)       (11)
                                                               -------    -------    -------    -------
Net interest income before allocation of rate/volume .......     1,661      1,570       (309)       400
Allocation of rate/volume ..................................         0        498        (98)      (400)
   Change in net interest income ...........................   $ 1,661    $ 2,068    $  (407)   $     0
                                                               =======    =======    =======    =======

TAXABLE-EQUIVALENT ADJUSTMENT BASED ON A 34% FEDERAL INCOME TAX RATE

REMAINING MATURITY OF CERTIFICATES OF DEPOSITS OF $100,000 OR MORE

                                                                 December 31,
                                                                 ------------
Remaining Maturity                                             1998       1997
------------------                                             ----       ----
                                                                (IN THOUSANDS)
3 months or less                                             $14,891   $13,113
3 through 6 months                                            17,719     7,970
6 through 12 months                                           13,912    13,759
Over 12 months                                                27,924    30,742
                                                             -------   -------
   Total                                                     $74,446   $65,584
                                                             =======   =======


COMMON STOCK MARKET PRICES AND DIVIDENDS

      The Company's common stock is listed on the over-the-counter market, symbol FVNB, and is quoted in the National Market System (NMS) of NASDAQ. The number of shareholders of record of common stock at December 31, 1998 was 652. The following table shows the range of high and low quotes per share of common stock of the Company on the over-the-counter market, as reported by NASDAQ. Over-the-counter market quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

                                     1998                       1997
                                     ----                       ----
                              High         Low            High           Low
                              ----         ---            ----           ---
First Quarter               $42.250      $39.000         $27.250       $23.500
Second Quarter               43.250       40.000          27.000        25.500
Third Quarter                39.500       30.000          35.250        26.000
Fourth Quarter               34.000       30.000          39.750        32.250


      Total dividends paid during 1998 and 1997 were $1.30 and $.82 per share, respectively. See "Capital" section (page 16) in the Financial Section and "Shareholders' Equity" (page 35) in Note 11 to the consolidated financial statements for further discussion of the payment of dividends and restrictions.

DIRECTORS OF FVNB CORP.

   [GRAPHIC OMITTED]          [GRAPHIC OMITTED]             [GRAPHIC OMITTED]           [GRAPHIC OMITTED]
  Michael S. Anderson           Roger Welder               O. D. Edwards, Jr.             David P. Engel
Chairman of the Board    Vice-Chairman of the Board    RANCHING, FARMING, OIL & GAS         PRESIDENT
    ATTORNEY AT LAW        RANCHING, OIL & GAS                                           AIRGAS TEXAS, INC.

     [GRAPHIC OMITTED]         [GRAPHIC OMITTED]          [GRAPHIC OMITTED]       [GRAPHIC OMITTED]
      David M. Gaddis          Robert L. Halepeska       Walter T. Haenggi         R. L. Keller +
  PRESIDENT  &  EXECUTIVE         VICE PRESIDENT            RANCHING          CERTIFIED PUBLIC ACCOUNTANT
  CHIEF EXECUTIVE OFFICER       M. G. & LILLIE JOHNSON
                                    FOUNDATION

[GRAPHIC OMITTED]              [GRAPHIC OMITTED]          [GRAPHIC OMITTED]        [GRAPHIC OMITTED]
Thomas Lane Keller             James Robert McCan           J. E. McCord           Thomas M. O'Connor
CERTIFIED PUBLIC ACCOUNTANT        RANCHING                   RETIRED,             RANCHING, FARMING
                                                        REAL ESTATE DEVELOPMENT


     [GRAPHIC OMITTED]
      Billy W. Ruddock          +    Retired from the Board, December 31, 1998.
     RETIRED, FORMERLY
EXEC. ASST. TO THE PRESIDENT

OFFICERS OF FIRST VICTORIA NATIONAL BANK     BRANCH LENDING                           AUDIT & REVIEW
Michael  S.  Anderson *                      Charles H. Heger                         Amy A. Crain
CHAIRMAN OF THE BOARD                        SR. VICE PRESIDENT                       VICE PRESIDENT & AUDITOR
                                                                                      J. Robert "Bob" Edwards
David M. Gaddis *                            LOAN OPERATIONS                          VICE PRESIDENT - LOAN REVIEW &
PRESIDENT &                                  Molly A. Summerlin                       COMPLIANCE OFFICER
CHIEF EXECUTIVE OFFICER                      VICE PRESIDENT                           Kenneth E. Burnside
                                                                                      ASST. VICE PRESIDENT
John E. "Buddy" Billups *                    HUMAN RESOURCES
EXECUTIVE VICE PRESIDENT &                   H. Allen Jones + *                       FINANCIAL SERVICES
BUSINESS DEVELOPMENT MANAGER                 SR. VICE PRESIDENT                       M. Grace Pantel
                                             Karen W.  Jones                          SR. VICE PRESIDENT
C. Dee Harkey *                              VICE PRESIDENT                           Judith E. Hanzelka
EXECUTIVE VICE PRESIDENT &                                                            VICE PRESIDENT &
CHIEF OPERATING OFFICER                      OPERATIONS                               FIRST GENTLEMEN BANKING OFFICER
                                             Sammie L. Price                          Bertha M. McDowell
M. Russell Marshall *                        VICE PRESIDENT & CASHIER                 VICE PRESIDENT
EXECUTIVE VICE PRESIDENT &                                                            Raquel Hernandez
SENIOR TRUST OFFICER                         TRUST                                    ASST. VICE PRESIDENT
                                             Richard T. "Terry" Cullen                Merril A. "Chris" Stuck
Kenneth L. Vickers *                         SR. VICE PRESIDENT & TRUST OFFICER       ASST. VICE PRESIDENT &
EXECUTIVE VICE PRESIDENT &                   Steve W. Meacham                         FIRST LADIES BANKING OFFICER
CHIEF LENDING OFFICER                        SR. VICE PRESIDENT & TRUST OFFICER       Maria M. Moreno
                                             Robert M. "Rob" Angerstein               PERSONAL BANKING OFFICER
LENDING                                      VICE PRESIDENT & TRUST OFFICER
COMMERCIAL                                   Shelia D. Dierschke                      MARKETING
Craig G. Friemel                             VICE PRESIDENT & TRUST OFFICER           Beverly K. Kahanek
SR. VICE PRESIDENT                           Jeffrey T. Drost                         VICE PRESIDENT & MARKETING OFFICER
Herschel G. Vansickle                        VICE PRESIDENT & TRUST OFFICER
SR. VICE PRESIDENT                           David S. Sather                          ADMINISTRATIVE
James K. Gips                                VICE PRESIDENT & TRUST OFFICER           Gayle V. Baecker
VICE PRESIDENT                               Melanie Thompson                         ADMINISTRATIVE OFFICER
                                             ASST. VICE PRESIDENT
GENERAL                                                                               COLONY CREEK BRANCH
Fred L. Lynch                                FINANCE                                  Thomas J. Curtis
SR. VICE PRESIDENT                           Dana K. Fowler                           VICE PRESIDENT & MANAGER
                                             SR. VICE PRESIDENT & CONTROLLER
CONSUMER                                     R. Sue Jurischk *                        NORTH BRANCH
Fabian Ramirez                               SR. VICE PRESIDENT                       Kelly R. Park
VICE PRESIDENT                               Cynthia A. Vivian                        VICE PRESIDENT & LOAN OFFICER
Cy T. Rogers                                 ASST. VICE PRESIDENT                     Jennifer L. Yancey
VICE PRESIDENT                               Johnny R. Stafford                       BRANCH MANAGER
Chad E. McAfee                               ACCOUNTING OFFICER                       Lisa L. Kristynik
GENERAL LENDING OFFICER                                                               BANKING OFFICER
Barbara L. Allen                             BUSINESS DEVELOPMENT
CREDIT SERVICES OFFICER                      Jeannine G. Adams                        CALHOUN COUNTY OFFICE
Ronald G. Peterson                           VICE PRESIDENT                           Mary M. Clark
CREDIT SERVICES OFFICER                                                               VICE PRESIDENT & MANAGER
                                             DATA SERVICES                            Carol B. Crist
AGRICULTURE                                  Dale R. Hayden                           BANKING OFFICER
John E. Zacek *                              SR. VICE PRESIDENT                       Christi J. Pergrem
SR. VICE PRESIDENT                           James P. "Jim" Kaiser                    BANKING OFFICER
James P. "Jim" Johnson                       VICE PRESIDENT
VICE PRESIDENT                               Mary M. "Maudie" Wickliffe               FIRST VICTORIA NATIONAL
Wayne A. Kucera                              ASST. VICE PRESIDENT                     BANK - TAFT
VICE PRESIDENT                               Tammy S. Webb                            W. Clay Davenport
David H. Schroeter                           ASST. VICE PRESIDENT                     SR. VICE PRESIDENT
VICE PRESIDENT                               Thomas A. Laza                           Carol Dohmann
                                             DATA SERVICES OFFICER                    BRANCH MANAGER
REAL ESTATE                                  Sylvia A. Medrano
Bernice K. Brown                             OPERATIONS OFFICER                       *   EXECUTIVE OFFICER
VICE PRESIDENT                                                                        +  SECRETARY TO THE BOARD
Gail Kolle Hoad
VICE PRESIDENT

TRANSFER AGENT AND REGISTRANT

ChaseMellon Shareholder Services, L.L.C.
(1-800-635-9270)
85 Challenger Road
Overpeck Centre
Richfield Park, NJ 07660-2104
NASDAQ Symbol:  FVNB


INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
711 Louisiana, Suite 1300
Houston, Texas 77002


NOTICE OF ANNUAL MEETING

The Annual Meeting of Shareholders is scheduled for 2:00 P.M., Thursday, May 13, 1999 in Town Hall of First Victoria National Bank, 101 S. Main Street, Victoria, Texas.


FORM 10-K

A copy of FVNB Corp.'s Form 10-K, as filed with the Securities and Exchange Commission including the financial statements and schedules thereto (but not including exhibits thereto), is available to shareholders at no charge. Please direct requests to: C. Dee Harkey, Secretary, FVNB Corp., 101 S. Main Street, P.O. Box 1338, Victoria, Texas 77902.


INVESTOR INQUIRIES

FVNB Corp. news releases, including earnings announcements, are available by fax by calling 1-800-758-5804. The six digit code is 124759. This electronic, menu-driven system allows callers to receive specific FVNB Corp. releases via fax within minutes of request.

News releases from FVNB Corp. are also available on the World Wide Web at http://www.prnewswire.com.