Form 10-K, Exhibit 13
period 1999-12-31
FVNB CORP
filed 2000-03-28
CIK 1057437

EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis provides additional detail on the operating results and financial condition of the Company for the periods indicated. The discussion should be read in conjunction with the audited consolidated financial statements and notes of FVNB Corp. which present the Company's results of operations for the years 1997 through 1999 and its financial condition as of December 31, 1999 and 1998. Taxable-equivalent adjustments assume a 34% federal income tax rate.

RESULTS OF OPERATIONS

     Net income of the Company for 1999 was approximately $7.50 million, or $3.16 per share. This compares to $6.07 million, or $2.56 per share, for 1998 and $4.99 million, or $2.10 per share, for 1997. The return on average assets of 1.18% and return on average equity of 12.72% for 1999 compare to 1.16% and 9.83% for 1998 and 1.10% and 9.16% for 1997, respectively. The earnings summary for the years ended December 31, is as follows (in thousands, except per share amounts):

                                                     1999        1998         1997
                                                   --------    --------     --------
Total interest income* .........................   $ 44,837    $ 37,586     $ 33,089
Total interest expense .........................     19,776      17,724       15,482
                                                   --------    --------     --------
     Net interest income .......................     25,061      19,862       17,607
Provision (credit) for loan and lease losses ...         86           0         (300)
Non-interest income ............................      8,569       5,539        4,867
Non-interest expense ...........................     21,869      16,146       15,180
                                                   --------    --------     --------
     Income before income taxes ................     11,675       9,255        7,594
Taxable-equivalent adjustment* .................         37          51          116
Income tax expense .............................      4,136       3,132        2,487
                                                   --------    --------     --------
     Net income ................................   $  7,502    $  6,072     $  4,991
                                                   ========    ========     ========
Basic earnings per share........................   $   3.16    $   2.56     $   2.10
Diluted earnings per share......................       3.05        2.56         2.10
Return on average assets .......................       1.18%       1.16%        1.10%
Return on average equity .......................      12.72%       9.83%        9.16%

* TAX-EXEMPT INCOME IS RECORDED ON A FULLY TAXABLE-EQUIVALENT (FTE) BASIS.

RETURN ON AVERAGE ASSETS            RETURN ON AVERAGE EQUITY
[GRAPHIC OMITTED]                         [GRAPHIC OMITTED]

NET INTEREST INCOME

NET INTEREST INCOME (FTE)           NET INTEREST SPREAD (FTE)
[GRAPHIC OMITTED]                         [GRAPHIC OMITTED]


     Net interest income on a taxable equivalent basis amounted to approximately $25,610,000 in 1999 compared to $19,862,000 and $17,608,000 in 1998 and 1997, respectively. The changes in the components of net interest income are detailed in the rate/volume analysis on page 57. This increase in net interest income of approximately $5,748,000, or 28.94%, from 1998 to 1999 is due to overall growth in the average volume of both earning assets and interest bearing liabilities related primarily to the Company's acquisition of Citizens Bank of Texas, N.A. and Citizens Mortgage Company in January 1999. The acquisition is discussed further in Note 19 to the consolidated financial statements. In addition to this overall growth, the Company experienced declining rates on interest-bearing liabilities during 1999 resulting in lower interest costs as well as various non-recurring interest recoveries related to loans that had been previously charged off resulting in an increased yield on earning assets in 1999. Average earning assets increased approximately $90,754,000, or 18.60%, from 1998 to 1999 while average interest bearing liabilities increased approximately $75,969,000, or 19.19%, over the same period. Yields on earning assets increased approximately 5 basis points from 7.70% in 1998 to 7.75% in 1999 while the cost of interest bearing liabilities decreased approximately 41 basis points from 4.48% in 1998 to 4.07% in 1999. Interest foregone on non-performing loans increased from approximately $98,000 in 1998 to $156,000 in 1999. The effect of the reversal of previously accrued interest on non-accrual loans increased from approximately $31,000 in 1998 to $84,000 in 1999.

INTEREST RATE SENSITIVITY

     The Company's general strategy with regard to asset/liability and interest rate risk management is to match maturities and amounts of interest rate sensitive assets with maturities and amounts of interest rate sensitive liabilities in such a manner as to minimize risk exposure resulting from changes in market rates. While matching interest rate sensitivity will provide some insulation from adverse changes in market interest rates, it will not assure a stable net interest spread, as yields and rates may change simultaneously but in varying degrees. Such changes in market rates and spreads could materially affect the overall net interest income spread even in situations where asset liability sensitivities are perfectly matched.

     The Company calculates and monitors interest rate sensitivity in various ways. One method of calculating interest rate sensitivity is through gap analysis. A gap is the difference between the amount of interest rate sensitive assets and interest rate sensitive liabilities that reprice or mature in a given time period. Positive gaps occur when interest rate sensitive assets exceed interest rate sensitive liabilities, and negative gaps occur when interest rate sensitive liabilities exceed interest rate sensitive assets. A positive gap position in a period of rising interest rates should normally have a positive effect on net interest income since assets will generally reprice faster than liabilities. Conversely, net interest income should normally contract somewhat in a period of declining interest rates. This type of analysis should be used with caution, however, since gap positions at any given time may be quickly changed by management in response to market conditions. At December 31, 1999, the Company's cumulative one year repricing gap position was a negative $78 million, or 13.48% of total average earning assets.

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

     Based on the current structure of the balance sheet as well as long term objectives established by management, the Company's Board of Directors has determined policy guidelines within which changes in net interest income and market value of portfolio equity may fall with respect to changes in interest rate risk. (Market value of portfolio equity is defined as the difference between the fair values of financial assets and liabilities resulting from the discounting of their respective future cash flows at current market rates.) Based on simulation analysis performed as of December 31, 1999, the Company would experience an increase in net interest income of approximately $1,578,100, or 6.08%, and a decrease in market value of portfolio equity of approximately $11,896,000, or 21.84%, in the event of a 200 basis point rise in interest rates. Conversely, the Company would experience a decrease in net interest income of approximately $1,653,900, or 6.37%, and an increase in market value of portfolio equity of approximately $13,205,000, or 24.24%, in the event of a 200 basis point decline in interest rates. These results are within the limits established by the Company's Board of Directors.

     While future interest rates and the effects of changes in interest rates on portfolio equity cannot be accurately predicted, it is not expected that future changes in rates will have a material adverse impact on the Company's net interest income or portfolio equity. Calculations of the potential impact of hypothetical interest rate changes are based on numerous assumptions including levels of market rates, prepayments and deposit runoffs and should not be considered indicative of actual results. Although certain assets and liabilities may have similar maturity or periods of repricing they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgage loans, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

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

     Asset liquidity is provided by cash and assets which are readily marketable or which will mature in the near future ("liquid assets"). These include federal funds sold, time deposits with banks, and investment securities and loans which are nearing maturity. At December 31, 1999, the Company's liquidity ratio, defined as liquid assets as a percentage of deposits, was 32.89% compared to 40.23% at December 31, 1998. Liability liquidity is provided by access to funding sources, principally core depositors and correspondent banks which maintain accounts with and sell federal funds to the Company. Interest-bearing deposits (excluding certificates of deposit of $100,000 or more) totaled approximately $368,063,000, or 66.34%, of total deposits, at December 31, 1999 compared to $302,992,000, or 66.63%, of total deposits, at December 31, 1998.

NON-INTEREST INCOME

NON-INTEREST INCOME
[GRAPHIC OMITTED]

     Non-interest income was approximately $8,569,000 for the year ended December 31, 1999 compared to $5,539,000 and $4,867,000 for the years ended December 31, 1998 and 1997, respectively. This represents an increase of approximately $3,030,000, or 54.70%, from 1998 to 1999 and $672,000, or 13.81%, from 1997 to 1998.

     During 1999, the Company sold various fixed rate investment securities with a total book value of approximately $27,046,000 resulting in a net loss of approximately $64,000. In addition, several called bonds with a total book value of approximately $17,000,000 resulted in a net gain of approximately $4,000 during the same period. During 1998, the Company sold various investment securities resulting in a net gain of approximately $41,000. These sales are discussed in further detail in Note 4 to the consolidated financial statements.

     Trust service fees increased approximately $228,000, or 15.21%, from 1998 to 1999 due primarily to a continued increase in the volume of accounts serviced. Trust service fees also increased approximately $86,000, or 6.09%, from 1997 to 1998 due primarily to an overall increase in the volume of accounts serviced.

     Service charges and fees on deposit accounts increased approximately $1,007,000, or 30.48%, from 1998 to 1999 due primarily to additional fee income recorded by the Company as a result of the acquisition of Citizens Bank of Texas, N.A. and Citizens Mortgage Company ("the acquisition"). In addition, the Company experienced increased fee income related to general growth in account volumes and ATM usage. Service charges and fees on deposit accounts also increased approximately $316,000, or 10.58%, from 1997 to 1998 also due to growth in the volume of accounts being serviced as well as continued efforts to improve fee collection rates.

     Net losses on sales of assets increased from 1998 to 1999 by approximately $57,000, or 356.25% due primarily to the addition of losses on sales of assets recognized by the newly acquired Subsidiary Bank as well as an overall increase in the sales of foreclosed assets during the year. Net losses on sales of assets decreased from 1997 to 1998 by approximately $10,000, or 38.46%. This was due primarily to a nonrecurring loss on the sale of assets by First Victoria Community Development Corporation, a wholly owned operating subsidiary of First Victoria National Bank, during 1997. Overall, the Company continues to experience relatively small losses on the disposal of assets.

     Other non-interest income increased approximately $1,953,000, or 274.68% from 1998 to 1999 due primarily to fee income resulting from the acquisition as well as rental income recognized as the result of the operating lease of an aircraft discussed in detail in Note 18 to the consolidated financial statements. In addition, the Company experienced growth in commission fee income related to its Prime Vest brokerage services during 1999. Other non-interest income increased from 1997 to 1998 by approximately $161,000, or 29.27%, due primarily to increased commission fee income as well as increased income related to credit cards. In addition, the Company recognized nonrecurring fee income of approximately $35,000 related to the transfer of securities out of safekeeping:

NON-INTEREST EXPENSE

 NON-INTEREST EXPENSE
[GRAPHIC OMITTED]

     The Company reported non-interest expense of approximately $21,869,000 for the year ended December 31, 1999 compared to $16,146,000 and $15,180,000 in 1998 and 1997, respectively. This represents an increase of approximately $5,723,000, or 35.45%, from 1998 to 1999 and $966,000, or 6.36%, from 1997 TO 1998.

     Salaries and wages increased approximately $2,832,000 or 36.95% from 1998 to 1999. This is due primarily to the acquisition of Citizens Bank of Texas, N.A. and Citizens Mortgage Company ("the acquisition") as well as normal ongoing merit increases and increased expense related to the accrual of short-term incentive programs compared to the prior year. Salaries and wages also increased from 1997 to 1998 by approximately $550,000, or 7.73%. This increase is due primarily to an increase in expense recorded for the accrual of short-term incentive programs compared to the same period in 1997. Salaries related to the addition of the Taft Branch facility in December 1997 as well as normal periodic salary increases for officers and employees of the Company during 1998 contributed to this increase. Employee benefits increased approximately $95,000, or 7.38% from 1998 to 1999 due primarily to the impact of the acquisition. This additional expense was offset somewhat by lower costs associated with First Victoria National Bank's pension plan in 1999 compared to 1998. Employee benefits increased approximately $289,000, or 28.93%, from 1997 to 1998 due primarily to increased costs related to group medical insurance. Detailed discussion of the Company's employee benefit plans is included in Note 9 to the consolidated financial statements.

     Net occupancy expense increased approximately $170,000, or 14.42%, in 1999 due primarily to the acquisition offset by a decrease in expense related to building repairs and maintenance as well as decreased depreciation expense as a result of items becoming fully depreciated during the year. Net occupancy expense also increased in 1998 by approximately $102,000, or 9.47%, due primarily to the addition of expenses related to the operation of the Taft Branch facility. Furniture and equipment expense increased approximately $798,000, or 110.99% from 1998 to 1999. This increase was due primarily to the acquisition as well as depreciation expense recognized on the aircraft recorded on the Company's books as a result of the operating lease transaction discussed in Note 18 to the consolidated financial statements. Furniture and equipment expense increased approximately $70,000, or 10.79%, from 1997 to 1998. This was due in part to the addition of the Taft Branch facility in December 1997 as well as increased depreciation costs related to new asset purchases during 1998 and expenses related to the repair and maintenance of existing equipment. Communications and supplies expense as well as expense related to data processing increased from 1998 to

1999 by approximately $292,000, or 27.19%, and $173,000, or 17.25%, respectively, due primarily to the acquisition. Expenses related to communication and supplies increased approximately $79,000, or 7.94%, from 1997 to 1998 due primarily to the addition of the Taft Branch operation in December 1997 as well as the write-off of various obsolete forms and supplies during 1998. Data processing expense increased from 1997 to 1998 by approximately $39,000, or 4.05%. This was due primarily to an increase in depreciation expense related to the purchase of various computer equipment as well as software maintenance costs. Marketing and advertising expense increased in 1999 by approximately $134,000, or 23.67% due primarily to the acquisition as well as an increased level of expense related to charitable contributions. Marketing and advertising expense decreased slightly by approximately $18,000, or 3.08%, from 1997 to 1998 due to the internal development and design of various marketing and ad campaigns throughout the year. Professional fees increased by approximately $463,000, or 81.66% from 1998 to 1999. This increase was related primarily to the write-off of organizational costs by the Company in January 1999 related to legal services performed during the formation of the Parent Company as required by AICPA Statement of Position 98-5. Additional professional fees were also recognized as a result of the acquisition. Professional fees decreased by approximately $177,000, or 23.79%, in 1998 due primarily to the absence of nonrecurring consulting and legal expense related to various employee benefit plans and other issues. Expense associated with the operation of other real estate has remained steady over the last three years as the amount of foreclosed property held by the Company has been at a minimum.

     FDIC insurance premium assessments increased approximately $11,000, or 22.45% as a result of increased deposits related to the acquisition. FDIC insurance premiums remained steady from 1997 to 1998 increasing only $3,000, or 6.52%, over the period. The Company paid the minimum premium assessment available under each fee structure for each of the three years presented. Amortization of goodwill and intangibles increased in 1999 by approximately $588,000, or 448.85% as a direct result of the acquisition of Citizens Bank of Texas, N.A. by the Company in 1999. Likewise, amortization of goodwill and intangibles increased approximately $120,000, or 1090.91% in 1998 as a direct result of the acquisition of First Victoria National Bank's Taft branch location. The Company's acquisitions are discussed in further detail in Note 19 to the consolidated financial statements.

     The Company recorded current federal income tax expense of approximately $2,027,000, $1,424,000 and $1,209,000 for 1999, 1998, and 1997, respectively. In addition, the Company recognized deferred tax expense of approximately $2,109,000, $1,708,000 and $1,278,000 for 1999,1998 and 1997, respectively. As of December 31, 1999 and 1998, the Company had net deferred tax liabilities of approximately $4,016,000 and $3,457,000, respectively, which are reflected in other liabilities in the consolidated financial statements.

INVESTMENT SECURITIES

     During 1999, the Company sold various fixed rate securities with a total book value of approximately $27,046,000 resulting in a net loss of approximately $64,000. These securities were sold primarily for liquidity purposes related to loan funding as well as to restructure the investment portfolio in an effort to improve overall yields. In addition, called bonds with a total book value of approximately $17,000,000 resulted in a net gain of approximately $4,000 in the same period. During 1998, the Company sold various fixed rate securities with a total book value of $38,236,000 resulting in a net gain of approximately $7,000. The securities were sold primarily for liquidity purposes as well as to improve the Company's overall yield and potential tax position. Called bonds with a book value of approximately $57,965,000 resulted in a gain of approximately $34,000 during 1998. During 1997, the Company sold various fixed rate securities with a total book value of approximately $53,160,000. These securities were sold primarily for liquidity purposes and resulted in a net loss of approximately $58,000.

AVERAGE SECURITIES AND YIELDS
[GRAPHIC OMITTED]


     The average yield of the investment securities portfolio for the year ended December 31, 1999 was 5.76%, compared to 6.11% for 1998. A comparison of investment securities by category at amortized cost and approximate market value as of December 31, is as follows (in thousands):

                                                                  1999
                                                          -------------------
                                                          Amortized   Market
                                                             Cost     Value
                                                          --------   --------
     U.S. Treasuries .................................    $    193   $    191
     U.S. Government Agencies ........................     111,253    107,534
     Mortgage-backed securities and collateralized
      mortgage obligations ...........................      48,168     46,833
     State and political subdivisions ................       1,290      1,281
     Other ...........................................       2,937      2,937
                                                          --------   --------
         Total .......................................    $163,841   $158,776
                                                          ========   ========

                                                                   1998
                                                          -------------------
                                                           Amortized   Market
                                                             Cost       Value
                                                          --------   --------
     U.S. Treasuries ..................................   $  2,999   $  3,032
     U.S. Government Agencies .........................    142,780    143,014
     Mortgage-backed securities and collateralized
      mortgage obligations ............................      1,180      1,206
     State and political subdivisions .................      1,972      1,972
     Other ............................................     62,908     62,694
                                                          --------   --------
         Total ........................................   $211,839   $211,918
                                                          ========   ========

     As of December 31, 1999 and 1998, the Company's entire investment portfolio was classified as available-for-sale. As of December 31, 1999, this classification resulted in an unrealized loss of approximately $5,065,000. This was reflected as a decrease to investment securities of approximately $5,065,000 and a corresponding decrease to shareholders' equity and a net deferred tax liability of approximately $3,343,000 and $1,722,000, respectively. As of December 31, 1998, the classification resulted in an unrealized gain of approximately $79,000. This was reflected as an increase investment securities of approximately $79,000 and a corresponding increase to shareholders' equity and a deferred tax asset of approximately $52,000 and $27,000, respectively.

     Investment securities with a par value of approximately $138,790,000 and $84,550,000 at December 31, 1999 and 1998, respectively, were pledged to secure public and trust deposits as required or permitted by law.

LOANS AND LEASES

AVERAGE LOANS AND LEASES
[GRAPHIC OMITTED]


     Average loans and leases increased approximately $86,595,000, or 31.17%, from 1998 to 1999. This was due primarily to the acquisition of Citizens Bank of Texas, N.A. as well as continued strong business development efforts primarily in the commercial and agriculture portfolios and continued steady growth in the mortgage and consumer loan areas. Included in commercial and financial loans is a net lease receivable totaling approximately $7,260,000 as of December 31, 1999. The following table classifies loans and leases, by type, as of December 31, (in thousands):

                                   1999              1998              1997              1996              1995
                              --------------    --------------    --------------    --------------    --------------
                                Amount    %       Amount    %       Amount    %      Amount     %      Amount     %
                              ---------  ---    ---------  ---    ---------  ---    ---------  ---    ---------  ---
Commercial and financial ..   $  88,660   23%   $  63,255   22%   $  57,648   22%   $  34,471   17%   $  29,914   17%
Real estate--
     Mortgage .............     157,693   41      106,410   36       91,075   34       79,233   39       69,377   39
     Construction .........      12,887    3        3,736    1        3,738    1        4,101    2        2,008    1
Agriculture ...............      74,715   19       75,793   26       74,671   28       55,647   28       56,074   31
Consumer ..................      53,574   14       43,776   15       38,996   15       28,187   14       21,854   12
                              ---------  ---    ---------  ---    ---------  ---    ---------  ---    ---------  ---
     Total loans and leases     387,529  100%     292,970  100%     266,128  100%     201,639  100%     179,227  100%
                                         ===               ===               ===               ===               ===
 Less--

     Unearned income ......        (122)             (108)             (126)             (185)             (372)
     Allowance for loan and
           lease losses ...      (4,573)           (3,308)           (2,861)           (2,475)           (2,182)
                              ---------         ---------         ---------         ---------         ---------
     Net loans and leases .   $ 382,834         $ 289,554         $ 263,141         $ 198,979         $ 176,673
                              =========         =========         =========         =========         =========

ALLOWANCE FOR LOAN AND LEASE LOSSES

ALLOWANCE TO TOTAL LOANS AND LEASES
[GRAPHIC OMITTED]

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

     The determination of the adequacy of the allowance for loan and lease losses can be made only on a judgmental basis. Management of the Company believes that the allowance for loan and lease losses at December 31, 1999 was adequate to cover expected losses based on economic circumstances known or anticipated at that time. As conditions are continually changing, it is necessary for management to regularly review the loan and lease portfolio and market conditions and make appropriate adjustments to the allowance. Any necessary changes to the allowance resulting from revised loss estimates will be reflected in future earnings.

     The allowance for loan and lease losses at December 31, 1999, was approximately $4,573,000, or 1.18%, of outstanding loans and leases. This compares to $3,308,000, or 1.14%, of outstanding loans at December 31, 1998. The allowance increased approximately $1,265,000, or 38.24%, while total loans and leases net of discount increased approximately $94,545,000, or 32.28%, over the same period. The net increase in the allowance during 1999 was due to the balance in the allowance on the books of Citizens Bank of Texas at acquisition totaling approximately $600,000 as well as net recoveries recognized during the year. Net recoveries of approximately $579,000 in 1999 compare to net recoveries of $447,000 and $686,000 in 1998 and 1997, respectively.

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

                               1999          1998           1997           1996            1995
                            -----------   -----------    -----------    -----------    -----------
                            Amount  %(1)  Amount  %(1)   Amount  %(1)   Amount  %(1)   Amount  %(1)
                            ------  ---   ------  ---    ------  ---    ------  ---    ------  ---
Commercial and financial    $  852   .2%  $  297   .1%   $  195   .1%   $   85   .0%   $  317   .2%

Real estate ............       153   .1      158   .1       175   .1       521   .3       308   .2

Agriculture ............     2,073   .5    2,179   .7     1,753   .7     1,634   .8     1,285   .7

Consumer ...............     1,495   .4      674   .2       738   .2       235   .1       272   .1
                            ------  ---   ------  ---    ------  ---    ------  ---    ------  ---
                            $4,573  1.2%  $3,308  1.1%   $2,861  1.1%   $2,475  1.2%   $2,182  1.2%
                            ======  ===   ======  ===    ======  ===    ======  ===    ======  ===

(1) PERCENT OF ALLOWANCE IN EACH CATEGORY TO TOTAL LOANS AND LEASES.

     Following is an analysis of the allowance for loan and lease losses for the years ended December 31 (in thousands):

                                                            1999       1998        1997        1996        1995
                                                          -------    -------     -------     -------     -------
Balance at beginning of year .........................    $ 3,308    $ 2,861     $ 2,475     $ 2,182     $ 2,470
Addition to reserve related to
  subsidiary bank acquisition ........................        600          0           0           0           0
Provision (credit) charged to operating expense ......         86          0        (300)          0        (300)

Loans and leases charged off:
         Commercial and financial ....................       (324)       (92)        (42)       (112)         (5)
         Real estate .................................        (14)        (2)        (11)        (23)       (231)
         Agriculture .................................        (13)      (140)          0          (9)       (309)
         Consumer ....................................       (452)      (290)       (213)        (78)       (151)
                                                          -------    -------     -------     -------     -------
                Total charged off ....................       (803)      (524)       (266)       (222)       (696)
                                                          -------    -------     -------     -------     -------

Recoveries of loans and leases previously charged off:
         Commercial and financial ....................      1,028        246         270         327         377
         Real estate .................................         78        157         619         125         161
         Agriculture .................................        168        510          16          23          96
         Consumer ....................................        108         58          47          40          74
                                                          -------    -------     -------     -------     -------
                Total recoveries .....................      1,382        971         952         515         708
                                                          -------    -------     -------     -------     -------

Net loans and leases recovered .......................        579        447         686         293          12
                                                          -------    -------     -------     -------     -------
Balance at year end ..................................    $ 4,573    $ 3,308     $ 2,861     $ 2,475     $ 2,182
                                                          =======    =======     =======     =======     =======
Allowance for loan and lease losses as a
     percentage of total loans .......................       1.18%      1.14%       1.08%       1.23%       1.22%

Net charge-offs or recoveries as a percentage of
     Average loans and leases outstanding ............       .16%        .16%        .29%        .16%        .01%

NON-PERFORMING ASSETS

     The Company accounts for impaired loans and leases in accordance with SFAS No.114 "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118 "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure". These standards address the accounting by creditors for the impairment of certain loans and leases as well as the accounting for troubled debt restructurings. A loan and lease is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the original contractual terms of the loan or lease agreement. The standards require that impaired loans that fall within the scope of SFAS No. 114, as amended by SFAS No. 118, be measured based on the present value of expected future cash flows for each loan or lease discounted at the effective interest rate or, as a practical expedient, at the observable market price or the fair value of the collateral if the loan is collateral dependent. Total impaired loans and leases on the Company's books amounted to approximately $1,709,000 and $3,459,000 as of December 31, 1999 and 1998, respectively. This decrease of approximately $1,750,000, or 50.59%, was due primarily to the transfer of several loans classified as troubled-debt restructurings in 1998 to fully performing status under current market rates in 1999. Approximately $471,000 and $366,000 of the allowance for loan and lease losses was allocated specifically to these loans as of December 31, 1999 and 1998, respectively. The average balance of impaired loans and leases outstanding was approximately $2,191,000 and $2,692,000 during 1999 and 1998, respectively.

     Foreclosed assets are carried in other assets at the lower of the loan balance or estimated fair value less estimated selling costs and totaled approximately $297,000 and $104,000 at December 31, 1999 and 1998, respectively. The Company recorded losses on the sales of foreclosed assets of approximately $72,000 and $22,000 in 1999 and 1998, respectively. The Company recorded gains on sales of foreclosed assets of approximately $29,000 in 1997.

NON-PERFORMING ASSETS
[GRAPHIC OMITTED]

     Non-performing assets at December 31, 1999 totaled approximately $2,006,000, a decrease of approximately $1,557,000, or 43.70%, from the amount reported in 1998. The following table presents a breakdown of past due and non-performing assets as of December 31 (in thousands):

                                                        1999      1998      1997      1996      1995
                                                       ------    ------    ------    ------    ------
Past due 90 days or more and still accruing:
      Commercial and financial ...................     $    0    $    1    $   51    $   34    $    0
      Real estate ................................         66         0         2       118        43
      Agriculture ................................         57       134        18        12         0
      Consumer ...................................         44        14        70        11         5
                                                       ------    ------    ------    ------    ------
         Total past due 90 days or more ..........     $  167    $  149    $  141    $  175    $   48
                                                       ======    ======    ======    ======    ======

Non-Performing Assets:
   Non-accrual:
      Commercial and financial ...................     $  288    $  313    $   77    $  163    $    0
      Real estate ................................      1,063       972       898       598       757
      Agriculture ................................        326       700       853       871       505
      Consumer ...................................          0         0         6         0         0
                                                       ------    ------    ------    ------    ------
         Total non-accrual .......................      1,677     1,985     1,834     1,632     1,262
                                                       ------    ------    ------    ------    ------

   Restructured Loans and Leases:
      Commercial and financial ...................          0         0         0         0         0
      Real estate ................................         32       750       750       750         0
      Agriculture ................................          0       724       789       811         0
      Consumer ...................................          0         0         0         0         0
                                                       ------    ------    ------    ------    ------
         Total restructured loans and leases .....         32     1,474     1,539     1,561         0
                                                       ------    ------    ------    ------    ------
Real estate and other collateral acquired
   through foreclosure ...........................        297       104        13        39       239
                                                       ------    ------    ------    ------    ------
         Total non-performing assets .............     $2,006    $3,563    $3,386    $3,232    $1,501
                                                       ======    ======    ======    ======    ======
Non-performing assets as a percentage of loans
   and leases and other non-performing assets ....        .52%     1.22%     1.27%     1.60%      .84%

DEPOSITS

AVERAGE DEPOSITS

[GRAPHIC OMITTED]

     Total average deposits increased approximately $96,009,000, or 22.29%, from 1998 to 1999 and approximately $56,169,000, or 14.99% from 1997 to 1998. The average amounts outstanding and average rates paid on deposits for the years ended December 31, are set forth below (dollars in thousands):

                                     1999               1998               1997
                               ---------------    ---------------    ---------------
                                 Amount   Rate      Amount   Rate      Amount   Rate
                               --------   ----    --------   ----    --------   ----
Demand deposits .........      $ 90,231   0.00%   $ 60,848   0.00%   $ 54,642   0.00%

Savings accounts ........        19,340   1.52      14,322   1.93      12,809   2.47

Interest on checking.....        81,789   2.61      73,441   2.90      67,579   3.34

Money market accounts ...        75,316   2.79      63,219   3.21      52,177   3.19

Time deposits ...........       260,108   4.89     218,945   5.36     187,399   5.33
                               --------   ----    --------   ----    --------   ----
   Total average deposits      $526,784   3.28%   $430,775   3.76%   $374,606   3.77%
                               ========   ====    ========   ====    ========   ====

SHORT- TERM BORROWINGS

     The Company's primary source of short-term borrowings is federal funds purchased from correspondent banks and securities sold under agreements to repurchase.

                                                           December 31,
                                                    ---------------------------
                                                      1999      1998      1997
                                                    -------   -------   -------
Balance at end of period ......................     $ 3,750   $12,255   $10,300

Daily average amount outstanding ..............      19,340     8,034     7,974

Highest month-end balance .....................      37,945    16,775    10,300

Weighted average interest rate ................        4.88%     5.18%     5.24%

Weighted average interest rate on balance
    outstanding at end of period ..............        4.19%     4.80%     5.62%

CAPITAL

     In March 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No.128 "Earnings Per Share" and No.129 "Disclosure of Information About Capital Structure". These statements established standards for calculating earnings per share and the reporting requirements for earnings per share and the company's capital structure. The Company adopted these standards effective for the year ended December 31,1997. The adoption of the standards had no material impact on the Company's calculation or presentation of earnings per share.

     On January 26,2000, the Company's Board of Directors declared a regular' cash dividend of $.35 per share payable on February 18,2000 to shareholders of record as of February 4,2000. The principal source of the Company's cash revenues is dividends from First Victoria National Bank, and there are certain limitations on the payment of dividends to the Company by First Victoria National Bank. The prior approval of the Office of the Comptroller of the Currency ("OCC") is required if the total of all dividends declared by a national bank in any calendar year would exceed the bank's net profits, as defmed, for that year combined with its retained net profits for the preceding two calendar years less any required transfers to surplus. In order to fund the acquisition of Citizens Bank of Texas, First Victoria National Bank paid a dividend to the Company for which it was required to receive the prior approval of the OCC. The OCC approved the special dividend and it approved future quarterly dividends to fund the standard cash dividend of the Company, provided that First Victoria National Bank's net income during future quarters is sufficient to support such quarterly dividends. The weighted average number of shares outstanding during 1999, 1998 and 1997 was 2,372,792.

CAPITAL RATIOS AT DECEMBER 31             BASIC EARNINGS PER SHARE
[GRAPHIC OMITTED]                         [GRAPHIC OMITTED]

     The Office of the Comptroller of the Currency ("OCC") and the Federal Deposit Insurance Corporation ("FDIC") have issued comprehensive guidelines implementing risk-based capital requirements. The guidelines make regulatory capital requirements more sensitive to differences in risk profiles among banking organizations, take off-balance sheet exposure into account in assessing capital adequacy and encourage the holding of liquid, low-risk assets. Under these guidelines, at December 31, 1999 and 1998, the Company was required to maintain a minimum ratio of total capital-to-risk-weighted assets of 8.00% of which at least 4.00% must be in the form of Tier I capital. Tier I capital is comprised of the Company's common stock, surplus and retained earnings less goodwill. At December 31, 1999 and 1998, the percent of total capital-to-risk-weighted assets was 13.28% and 18.55%, respectively. The Company's Tier I capital ratio as of December 31,1999 and 1998 was 12.23% and 17.54%, respectively, well in excess of the required ratios.

     Tier I leverage ratio is defined as a Company's Tier I capital divided by its adjusted average total assets (net of allowance for loan and lease losses). The minimum leverage rcitio is 3.00% for banking organizations carrying the highest regulatory rating. Other institutions are expected to maintain a leverage ratio of at least 4.00% to 5.000/0 depending upon their particular condition. At December 31, 1999 and 1998, the Company's Tier I leverage ratio was 8.40% and 11.01 %, respectively, and exceeds the regulatory minimum.

THE YEAR 2000 ISSUE

     The year 2000 issue involved certain assumptions that were incorporated into the design of many existing computer programs. To conserve expensive computer storage space, many older computer programs determined dates using only two digits to identify the year. In some systems, the assumption that 1900 is the century caused these programs to treat "00" as 1900 rather than 2000. This assumption could have caused computer programs and hardware to fail entirely or create erroneous or meaningless results. The Company relies heavily on software applications that could have been affected by Year 2000 issues.

     Achieving year 2000 compliance was one of the Company's highest priorities. Senior management and the Board of Directors were actively involved in overseeing Year 2000 compliance efforts to ensure that the Company adequately handled all required aspects of the century date change, including application systems, system interfaces, operations and facilities. To that end, the Board adopted a Year 2000 Project Plan which was developed using the guidelines outlined in the Federal Financial Institutions Examination Council's interagency statement "Year 2000 Project Management Awareness". The Y ear 2000 Project Plan consisted of five phases: awareness, assessment, renovation, validation, and implementation. The program produced the appropriate level of preparedness, consistent with the guidelines issued by federal banking regulators.

     As of the date of this filing, the Company has not experienced any Year' 2000 problems that have affected its operations, the realization of financial assets, or its results of operations. The Company will continue to monitor its operations as well as open transactions with customers and vendors to ensure that there are no undetected Year 2000 problems that could have a material adverse effect on the Company or its operations. The Company believes that there is no remaining significant risk or exposure to the Company as a result of the Year 2000 issue.

FORWARD-LOOKING INFORMATION

     Certain matters discussed in this report, excluding historical information, include forward-looking statements. Although the Company believes such forward-looking statements are based on reasonable assumptions, no assurance can be given that every objective will be reached. The words "estimate," "expect," "intend" and "project, " as well as other words or expressions of similar meaning are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this report. Such statements are based on current expectations, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors.

     Factors that could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted by the Company in forward-looking statements include among others, the following possibilities:
(i) changes in local, state, national and international economic conditions,
(ii) changes in the capital markets utilized by the Company and its subsidiaries, including changes in the interest rate environment that may reduce margins, (iii) changes in state and/or federal laws and regulations to which the Company and its subsidiaries, as well as customers, competitors and potential competitors, are subject, including banking, tax, securities, insurance and employment laws and regulations, (iv) the loss of senior management or operating personnel and the potential inability to hire qualified personnel at reasonable compensation levels, and (v) increased competition from both within and without the banking industry. It is not possible to foresee or identify all such factors. The Company makes no commitment to update any forward-looking statement, or to disclose any facts, events or circumstances after the date hereof that may affect the accuracy of any forward-looking statements.

FVNB CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                                    December 31,
                                                               --------------------
                                                                1999         1998
                                                              ---------   ---------
                                                                 (IN  THOUSANDS)
ASSETS
   Cash and due from banks-- Note 3 ........................  $  26,993   $  27,504
   Federal funds sold ......................................     38,170       6,800
   Investment securities -- Note 4: ........................    158,776     211,918
   Loans and lease receivable-- Note 5 (net of allowance
     for loan and lease losses of  $4,573 and $3,308 in
     1999 and 1998, respectively)-- Note 5 .................    382,834     289,554
   Premises and equipment,  net-- Note 6 ...................     30,693       9,404
   Accrued interest receivable .............................      4,758       4,931
   Goodwill and intangibles-- Note 19 ......................     10,719       1,821
   Other assets-- Note 5 ...................................      2,241       1,232
                                                              ---------   ---------
         TOTAL ASSETS ......................................  $ 655,184   $ 553,164
                                                              =========   =========
LIABILITIES
   Deposits:
     Demand ................................................  $  90,857   $  77,302
     Savings, IOC, and  money market accounts ..............    182,629     158,411
     Time-- Note 10 ........................................    281,334     219,027
                                                              ---------   ---------
         TOTAL  DEPOSITS ...................................    554,820     454,740
                                                              ---------   ---------
   Federal funds purchased and securities sold
     under agreements to repurchase ........................      3,750      12,225
   Other borrowings-- Note 13 ..............................     27,827      19,119
   Other liabilities-- Note 7 ..............................      8,478       7,558
                                                              ---------   ---------
         TOTAL LIABILITIES .................................    594,875     493,642
                                                              ---------   ---------
   Commitments and Contingent Liabilities -- Notes 8 and 15

SHAREHOLDERS' EQUITY -- Note 11:
   Common stock ($.01 par value; 20,000,000 shares
     authorized,  2,372,792 shares issued and outstanding) .         24          24
   Surplus .................................................     15,682      15,682
   Retained earnings .......................................     47,946      43,764
   Accumulated other comprehensive income--
     net unrealized (losses) gains on investment
     securities, net of tax ................................     (3,343)         52
                                                              ---------   ---------
         TOTAL SHAREHOLDERS' EQUITY ........................     60,309      59,522
                                                              ---------   ---------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..............  $ 655,184   $ 553,164
                                                              =========   =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

FVNB CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

                                                                          YEAR ENDED DECEMBER 31,
                                                                    ---------------------------------
                                                                      1999         1998        1997
                                                                    --------     --------    --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
   Loans and lease receivable, including fees ................      $ 32,790     $ 24,961    $ 21,201
   Investment securities:
      Taxable ................................................        10,138       10,936      10,553
      Tax-exempt .............................................            72           99         226
      Dividends ..............................................           121          118         117
   Federal funds sold ........................................         1,678        1,419         875
   Other .....................................................             1            2           1
                                                                    --------     --------    --------
      TOTAL INTEREST INCOME ..................................        44,800       37,535      32,973
                                                                    --------     --------    --------
INTEREST EXPENSE:
   Deposits --  Note 10 ......................................        17,256       16,176      14,221
   Federal funds purchased and securities sold under
        agreements to repurchase .............................           957          416         424
   Other borrowings-- Note 13 ................................         1,563        1,132         837
                                                                    --------     --------    --------
      TOTAL INTEREST EXPENSE .................................        19,776       17,724      15,482
                                                                    --------     --------    --------
      NET INTEREST INCOME ....................................        25,024       19,811      17,491
   Provision (credit) for loan and lease losses-- Note 5 .....            86            0        (300)
                                                                    --------     --------    --------
      NET INTEREST INCOME AFTER
           PROVISION (CREDIT) FOR LOAN AND LEASE LOSSES ......        24,938       19,811      17,791
                                                                    --------     --------    --------
NON-INTEREST INCOME:
   Net realized (losses) gains on sales of investment
    securities ...............................................           (60)          41         (58)
   Trust service fees ........................................         1,727        1,499       1,413
   Service charges and fees on deposit accounts ..............         4,311        3,304       2,988
   Loss on sale of assets-- Note 5 ...........................           (73)         (16)        (26)
   Other .....................................................         2,664          711         550
                                                                    --------     --------    --------
      TOTAL NON-INTEREST INCOME ..............................         8,569        5,539       4,867
                                                                    --------     --------    --------
NON-INTEREST EXPENSE:
   Salaries and wages-- Note 9 ...............................        10,497        7,665       7,115
   Employee benefits-- Note 9 ................................         1,383        1,288         999
   Net occupancy expense .....................................         1,349        1,179       1,077
   Furniture and equipment ...................................         1,517          719         649
   Communication and supplies ................................         1,366        1,074         995
   Data processing ...........................................         1,176        1,003         964
   Marketing and advertising .................................           700          566         584
   Professional fees .........................................         1,030          567         744
   FDIC insurance assessment .................................            60           49          46
   Operation of other real estate, net .......................            (1)           3           4
   Amortization of goodwill and intangibles...................           719          131          11
   Other .....................................................         2,073        1,902       1,992
                                                                    --------     --------    --------
      TOTAL NON-INTEREST EXPENSE .............................        21,869       16,146      15,180
                                                                    --------     --------    --------
      INCOME BEFORE INCOME TAXES .............................        11,638        9,204       7,478

Income Tax Expense--  Note 7 .................................         4,136        3,132       2,487
                                                                    --------     --------    --------
      NET INCOME .............................................      $  7,502     $  6,072    $  4,991
                                                                    ========     ========    ========
Basic Earnings Per Share-- Note 11 ...........................      $   3.16     $   2.56    $   2.10
                                                                    ========     ========    ========
Diluted Earnings Per Share-- Note 11 .........................      $   3.05     $   2.56    $   2.10
                                                                    ========     ========    ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

FVNB CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                         YEAR ENDED DECEMBER 31,
                                                                   --------------------------------
                                                                     1999        1998        1997
                                                                   --------    --------    --------
                                                                           (IN THOUSANDS)
      NET INCOME .............................................     $  7,502    $  6,072    $  4,991
                                                                   ========    ========    ========
Other comprehensive income, net of tax:
   Net unrealized holding gains (losses) arising during
     the period ..............................................       (3,434)        490        (106)
   Net realized (gains) losses reflected in net income .......           39         (27)         38

         COMPREHENSIVE INCOME ................................     $  4,107    $  6,535    $  4,923
                                                                   ========    ========    ========

FVNB CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                       Unrealized
                                                           Retained    (Loss) Gain      Total
                                 Common                    Earnings   on Securities  Shareholders'
                                  Stock        Surplus     (Note 11)    (Note 4)        Equity
                                -----------------------------------------------------------------
                                                        (IN THOUSANDS)
BALANCE AT DECEMBER 31, 1996    $  5,932      $  9,774     $ 37,731      $   (343)     $ 53,309

   Net income ...............                                 4,991                       4,991

   Dividends paid ...........                                (1,946)                     (1,946)

   Change in unrealized
    (losses) gains on
    investment securities,
    net of tax...............                                                 (68)          (68)
                                --------      --------     --------      --------      --------

BALANCE AT DECEMBER 31, 1997       5,932         9,774       40,776          (411)       56,071

   Change incident to holding
      company formation .....     (5,908)        5,908                                        0

   Net income ...............                                 6,072                       6,072

   Dividends paid ...........                                (3,084)                     (3,084)

   Change in unrealized
    (losses) gains on
    investment securities,
    net of tax...............                                                 463           463
                                --------      --------     --------      --------      --------

BALANCE AT DECEMBER 31, 1998    $     24      $ 15,682     $ 43,764      $     52      $ 59,522

   Net income ...............                                 7,502                       7,502

   Dividends paid ...........                                (3,320)                     (3,320)

   Change in unrealized
    (losses) gains on
    investment securities,
    net of tax...............                                                 463           463
                                --------      --------     --------      --------      --------

BALANCE AT DECEMBER 31, 1999    $     24      $ 15,682     $ 47,946      $ (3,343)     $ 60,309
                                ========      ========     ========      ========      ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

FVNB CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH  FLOWS

                                                                         YEAR ENDED DECEMBER 31,
                                                                -------------------------------------
                                                                  1999            1998         1997
                                                                ---------      ---------    ---------
                                                                            (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ................................................     $   7,502      $   6,072    $   4,991
Adjustments to reconcile net income to net cash provided by
   operating activities --
   Net losses (gains) on sale of investment securities ....            60            (41)          58
   Provision (credit) for loan and lease
      and other real estate losses ........................            86              0         (300)
   Depreciation ...........................................         1,871          1,205        1,207
   Premium amortization and discount accretion, net .......           168            235           27
   Pension expense ........................................           161            323          297
   Loss on sale of assets .................................            73             16           26
   Decrease (increase) in accrued interest receivable .....           660           (730)        (134)
   Net change in other assets and other liabilities .......           387          1,885         (347)
                                                                ---------      ---------    ---------
      NET CASH PROVIDED BY OPERATING ACTIVITIES ...........        10,968          8,965        5,825
                                                                ---------      ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by acquisition of subsidiaries ..........         7,098              0            0
Proceeds from saless of investment securities .............        26,950         38,243       53,208
Proceeds from maturities of investment securities .........        33,934        113,122       31,013
Purchase of investment securities .........................        (6,374)      (192,415)     (53,564)
Net increase in loans and leases receivable................       (37,041)       (26,577)     (63,931)
Additions to premises and equipment .......................       (19,645)          (861)      (1,527)
Proceeds from the sale of assets ..........................           408             36           72
                                                                ---------      ---------    ---------
      NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES .         5,330        (68,452)     (34,729)
                                                                ---------      ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in demand, savings, IOC,
   and money market accounts ..............................           697         19,571       11,994
Net increase in time deposits .............................        16,951         19,140       21,019
Net (decrease) increase in federal funds purchased
   and securities sold under agreements to repurchase .....        (8,475)         1,925          600
Net increase (decrease) in other borrowings ...............         8,708          6,491         (422)
Dividends paid ............................................        (3,320)        (3,084)      (1,946)
                                                                ---------      ---------    ---------
      NET CASH PROVIDED BY FINANCING ACTIVITIES ...........        14,561         44,043       31,245
                                                                ---------      ---------    ---------
      NET INCREASE (DECREASE) IN CASH
        AND CASH EQUIVALENTS ..............................        30,859        (15,444)       2,341

Cash and cash equivalents, beginning of year ..............        34,304         49,748       47,407

      CASH AND CASH EQUIVALENTS, END OF YEAR ..............     $  65,163      $  34,304    $  49,748
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

     PRINCIPLES OF CONSOLIDATION-In September 1998, FVNB Corp. was organized as a bank holding company for First Victoria National Bank. As a result of the reorganization, shareholders of First Victoria National Bank became shareholders of FVNB Corp. In addition, the par value of common stock outstanding changed from $2.50 per share to $.01 per share. Total authorized shares outstanding also changed from 5,000,000 to 20,000,000. These changes are reflected retroactively for each period shown in the consolidated financial statements. No revaluation of the assets and liabilities was made as a result of this reorganization. Subsequently, in January 1999, the Company completed the acquisition and merger into FVNB Corp. of CBOT Financial Corporation, the parent company of Citizens Bank of Texas, N.A. and Citizens Mortgage Company. Citizens Bank of Texas will continue to operate as an independent subsidiary of the Parent Company. Existing banking facilities located in New Waverly, Huntsville and The Woodlands, Texas will keep the name Citizens Bank of Texas, N.A. The acquisition, which was accounted for using the purchase method of accounting, is discussed further in
Note 19 to the consolidated financial statements.

     The consolidated financial statements of the Company include the accounts of First Victoria National Bank and Citizens Bank of Texas, N.A. (collectively the Subsidiary Banks) and their respective wholly owned subsidiaries as well as Citizens Mortgage Company. The wholly owned subsidiaries of First Victoria National Bank include PMV, Inc., which was established for the purpose of acquiring, managing and liquidating assets acquired in satisfaction of debts previously contracted; First Victoria Community Development Corporation, which was established for the purpose of acquiring, developing, rehabilitating, managing, renting and selling housing units primarily to benefit low and modera1e income residents of the local area and to promote and invest in such community development projects; and First Victoria Leasing, Inc., which was established for the purpose of transacting and accounting for leasing activities of the Bank. Citizens Bank of Texas, N.A. has one wholly owned operating subsidiary, Citizens Insurance Agency of Texas.

     INVESTMENT SECURITIES -The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No.115 "Accounting for Certain Investments in Debt and Equity Securities". This standard requires the classification of securities into one of three categories: held-to-maturity, available-for-sale, or trading. Investments shall be classified as held-to- maturity and measured at amortized cost only if the reporting enterprise has the positive intent and ability to hold those securities to maturity .Securities that are bought and held principally for the purpose of selling them in the near term shall be classified as trading securities. Unrealized holding gains and losses related to trading securities shall be included in earnings. Investments not classified as trading securities or held-to- maturity securities shall be classified as available-for-sale securities. Securities that would be sold in response to changes in market interest rates and the securities' prepayment risk, needs for liquidity , or changes in the availability and yield on alternative investments are classified as available-for-sale. Available-for-sale securities are reported at fair value and any unrealized holding gains and losses are excluded from earnings and recorded as a net amount as a separate component of shareholders' equity (net of tax effect), and included in other comprehensive income until realized. The Company used the specific identification method in computing all realized gains and losses.

     In June 1998, the Financial Accounting Standards Board issued SFAS No.133, "Accounting for Derivative Instrun1ents and Hedging Activities", effective for all fiscal quarters of all fiscal years ending after June 15, 1999. The Statement established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Management of the Company believes that the Statement's impact on the consolidated financial statements will be immaterial. Subsequently, in June 1999, FASB Statement No.137, "Accounting for Derivative Instruments and Hedging Activities -Deferral of the Effective Date of FASB Statement No.133, an Amendment of FASB Statement No.133" was issued. This Statement defers the effective date of FASB Statement No.133 for one year making it effective for all fiscal quarters of all fiscal years beginning after June 15, 2000.

     LOANS AND LEASES RECEIVABLE -Interest earned on commercial, agriculture and real estate loans is accrued daily, based upon the principal amounts outstanding. Interest on consumer loans is recorded on the level yield method. The recognition of income on a loan is discontinued, and previously accrued interest is reversed, when interest or principal payments become 90 days or more past due unless, in the opinion of management, the outstanding principal and interest are both well secured and in the process of collection. Loans to customers whose financial conditions have deteriorated and for which management has serious doubt as to the ability of the borrowers to comply with their loan repayment terms are considered for non- accrual status whether or not the loans are 90 days or more past due. Subsequent cash payments received are applied to the principal balance or recorded as interest income, depending upon management's assessment of the ultimate collectibility of the loan. If cash payments received relate to a loan previously charged off in whole or in part, payments not applied to the remaining principal balance are recorded as recoveries.

     The Company accounts for impaired loans in accordance with SFAS No.114 "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No.118 "Accounting by Creditors for Impairment of a Loan -Income Recognition and Disclosure". These standards address the accounting by creditors for impairment of certain loans as well as the accounting for troubled debt restructurings. A loan is impaired when, based on current information and events, it is probable that a creditor win be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans that fall within the scope of these standards are measured based on the present value of expected future cash flows for each loan discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

     The Company accounts for leases in accordance with SFAS No.13 "Accounting for Leases". This standard addresses the accounting and reporting for leases by lessees and lessors. In the case of a leveraged lease, the lessor records the investment in the lease as the gross rental receivable (net of principal and interest on nonrecourse debt) and the estimated residual value net of unearned and deferred income. The investment less deferred taxes is used for computing income earned. Income is recognized based on the cash flow over the lease term and the rate of return on the positive net investment. In the case of an operating lease, the lessor records the leased property at cost in premises and equipment on the consolidated balance sheet. The property is depreciated using the lessor's normal depreciation policy over the useful life of the asset. Rental income is recorded over the lease term as it becomes receivable according to the provision of the lease agreement.

     ALLOWANCE FOR LOAN AND LEASE LOSSES -The allowance for loan and lease losses is established by a charge to income as a provision for loan and lease losses. Actual loan and lease losses or recoveries are charged or credited directly to this allowance. The provision for loan and lease losses is based on management's estimate of the amounts required to maintain an allowance adequate to reflect losses inherent in the loan portfolio at the balance sheet date; however, ultimate losses may vary from the current estimates. These estimates are reviewed periodically and adjustments are reported in earnings in the period in which they become known.

     PREMISES AND EQUIPMENT -Premises and equipment are stated 81t cost less accumulated depreciation. Depreciation is calculated on the straight-line method, based on the estimated useful lives of the assets. Repairs and maintenance are charged to expense as incurred, and expenditures for renewals and improvements which materially increase the value of the property and have a benefit over more than one accounting period are capitalized. Estimated useful lives are 15 -40 years for premises and 3 -10 years for furniture and equipment:

     INCOME TAXES -The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This standard allows the recognition of deferred tax assets and liabilities based on the expected future tax consequences of existing differences between fmancial reporting and tax reporting bases of assets and liabilities. The Company files an annual federal income tax return on a consolidated basis with its subsidiaries.

     GOODWILL AND INTANGIBLES -Goodwill and intangibles resulting from acquisitions is amortized on a straight-Iine basis over the estimated period of benefit, not to exceed fifteen years. The Company evaluates whether events and circumstances have developed that warrant revision of the estimated benefit periods.

     RECOGNITION OF LOAN ORIGINATION FEES AND COSTS -Loan origination and commitment fees and certain direct loan origination costs are analyzed on a quarterly basis in accordance with SFAS No.91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." This standard requires the deferral of such commitment fees and direct costs at origination with the net amount amortized as an adjustment of the related loan ' s yield over the contractual life of the related loan. Management of the Company believes that the Company's net loan origination costs are not material and are, therefore, not accounted for using the deferral method.

     FAIR VALUE OF FINANCIAL INSTRUMENTS -Financial instruments are defined as cash, evidence of an ownership in an entity, or a contract that conveys or imposes on an entity the contractual right or obligation to either receive or deliver cash or another financial instrument. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price if one exists.

     The Company operates as a going concern and except for its investment securities portfolio, no active market exists for its financial instruments. Much of the information used to determine fair value is highly subjective and judgmental in nature and therefore the results may not be: precise. The subjective factors include, among other things, estimates of cash flows, risk characteristics, credit quality, and interest rates, all of which are subject to change. Since the fair value is estimated as of the balance sheet date, the amounts which will actually be realized or paid upon settlement or maturity of the various instruments could be significantly different. Fair value estimates, methods, and assumptions for financial instruments, are set forth in Note 14 to the consolidated financial statements.

     COMPREHENSIVE INCOME -Effective January 1,1998 the Company adopted Statement of Financial Accounting Standards No.130, "Reporting Comprehensive Income." Statement 130 establishes new rules for the reporting and display of comprehensive income and its components. The adoption of this Statement requires unrealized gains or losses on the Company's investment portfolio be included in other comprehensive income.

     EARNINGS PER SHARE DATA -Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. For each period presented, fully diluted earnings per share was computed by dividing net income by the weighted average number of common shares outstanding plus the incremental shares that would have been outstanding under the 1998 FVNB Corp. Stock Incentive Plan. upon the assumed exercise of these dilutive stock options.

     STOCK BASED COMPENSATION -The Company has elected to follow Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees" (APB
25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation" (Statement 123).

     SEGMENTS DISCLOSURE -Statement of Financial Accounting Standards ("SFAS") No.131, "Disclosures about Segments of an Enterprise and Related Information" requires that public business enterprises report certain information about its operating segments in order to provide information about the different types of business activities in which an enterprise engages. Management of the Company believes that the Company operates in only one segment, commercial banking, and therefore the disclosures required by SFAS No.131 are not applicable.

(2) STATEMENT OF CASH FLOWS: For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. Cash paid for interest during 1999, 1998 and 1997 amounted to approximately $24,283,000, $17,320,000 and $15,423,000, respectively. Cash paid for federal income taxes amounted to approximately $2,335,000, $1,190,000 and $1,598,000, during 1999, 1998 and 1997, respectively. Noncash transactions representing the transfer of non-performing loans to other real estate owned and foreclosed assets totaled approximately $570,000, $164,000 and $69,000 during 1999,1998 and 1997, respectively.

(3) CASH AND DUE FROM BANKS: Cash and due from banks of approximately $6,756,000 and $7,522,000 at December 31, 1999 and 1998, respectively, were maintained to satisfy regulatory requirements of the Federal Reserve Board.

(4) INVESTMENT SECURITIES: DURING 1999, the Company sold various fixed rate investment securities with a total book value of approximately $27,046,000 resulting in a net loss of approximately $64,000. The securities were sold primarily for liquidity and portfolio restructuring purposes and to fund loan demand. In addition, there were several called bonds during the same period with a total book value of approximately $17,000,000 resulting in a net gain of approximately $4,000. During 1998, the Company sold various fIXed rate investment securities with total book value of approximately $38,236,000. The sale of the securities resulted in a net gain of approximately $7,000. The securities were sold primarily for liquidity purposes and to improve the overall yield of the investment portfolio as well as the Company's tax position. Called bonds with a book value of approximately $57,965,000 resulted in a net gain of approximately $34,000 during 1998. During 1997, the Company sold various fixed rate securities with a total book value of approximately $53,160,000. These securities were sold primarily for liquidity purposes and resulted in a net loss of approximately $58,000.

     As of December 31, 1999 and 1998, the Company's entire investment portfolio was classified as available-for-sale. As of December 31, 1999, this classification resulted in an unrealized loss of approximately $5,065,000. This was reflected as a decrease to investment securities of approximately $5,065,000 and a corresponding decrease to shareholders' equity and a net deferred tax liability of approximately $3,343,000 and $1,722,000, respectively. As of December 31, 1998 the classification resulted in an unrealized gain of approximately $79,000. This was reflected as an increase to investment securities of approximately $79,000 and a corresponding increase to shareholders' equity and a deferred tax asset of approximately $52,000 and $27,000, respectively.

     A comparison of investment securities at amortized cost and estimated market values, as determined by an independent broker, is as follows (in thousands):

                                                           December 31, 1999
                                               -------------------------------------------
                                               Amortized  Unrealized Unrealized    Market
                                                  Cost       Gains     Losses      Value
                                               ---------   --------   --------    --------
U.S. Treasuries .............................  $     193   $      0   $     (2)   $    191
U.S. Government Agencies ....................    111,253          0     (3,720)    107,534
Mortgage-backed securities and collateralized
     mortgage obligations ...................     48,168          1     (1,335)     46,833
State and political subdivisions ............      1,290          1        (10)      1,281
Other .......................................      2,937          0          0       2,937
                                               ---------   --------   --------    --------
   Total ....................................  $ 163,841   $      2   $ (5,067)   $158,776
                                               =========   ========   ========    ========
                                                           December 31, 1998
                                               -------------------------------------------
                                               Amortized  Unrealized Unrealized    Market
                                                  Cost       Gains     Losses      Value
                                               ---------   --------   --------    --------
U.S. Treasuries .............................  $   2,999   $     33   $      0    $  3,032
U.S. Government Agencies ....................    142,780        485       (251)    143,014
Mortgage-backed securities and collateralized
     mortgage obligations ...................      1,180         26          0       1,206
State and political subdivisions ............      1,972          0          0       1,972
Other .......................................     62,908        197       (411)     62,694
                                               ---------   --------   --------    --------
   Total ....................................  $ 211,839   $    741   $   (662)   $211,918
                                               =========   ========   ========    ========

     Investment securities with a par value of approximately $138,790,000 and $84,550,000 at December 31, 1999 and 1998, respectively, were pledged to secure public and trust deposits as required or permitted by law.

     The amortized cost and estimated market value of investment securities at December 31, by contractual maturity, are shown below, in thousands. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                   1999                  1998
                                           -------------------    -------------------
                                           Amortized   Market     Amortized   Market
                                             Cost       Value        Cost      Value
                                           --------   --------    --------   --------
Due in one year or less ..............     $  1,883   $  1,877    $ 70,514   $ 70,853
Due after one year through five years        83,892     81,258      72,909     73,010
Due after five years through ten years       30,000     28,889       8,285      8,179
Due after ten years ..................       48,066     46,752      60,131     59,876
                                           --------   --------    --------   --------
   Total .............................     $163,841   $158,776    $211,839   $211,918
                                           ========   ========    ========   ========

(5) LOANS AND LEASES RECEIVABLE, ALLOWANCES FOR LOAN AND LEASE LOSSES AND OTHER REAL ESTATE OWNED: The Subsidiary Banks grant agriculture, commercial, real estate, and installment loans to customers primarily in southeast Texas. Although the Subsidiary Banks have diversified loan and lease portfolios, a substantial portion of its debtors' ability to honor their contracts is dependent upon the agricultural economic sector.

     As of December 31, loans and leases are classified in the following categories (in thousands):

                                                        1999           1998
                                                     ---------      ---------
Commercial and financial .......................     $  88,660      $  63,255
Mortgage real estate ...........................       157,693        106,410
Construction real estate .......................        12,887          3,736
Agriculture ....................................        74,715         75,793
Consumer .......................................        53,574         43,776
                                                     ---------      ---------
      Total loans and leases receivable ........       387,529        292,970
                                                     ---------      ---------
Less --
   Unearned income .............................          (122)          (108)
   Allowance for loan and lease losses .........        (4,573)        (3,308)
                                                     ---------      ---------
      Net loans and leases receivable ..........     $ 382,834      $ 289,554
                                                     =========      =========

     Transactions in the allowance for loan and lease losses for the years ended December 31, were as follows (in thousands):

                                                  1999        1998      1997
                                                 -------    -------    -------
Balance at beginning of year ..................  $ 3,308    $ 2,861    $ 2,475
   Addition to reserve related to subsidiary
     bank acquisition..........................      600          0          0
   Provision (credit) for loan and lease losses       86          0       (300)
   Loans and leases charged off ...............     (803)      (524)      (266)
   Recoveries of loans and leases charged off .    1,382        971        952
                                                 -------    -------    -------
Balance at end of year ........................  $ 4,573    $ 3,308    $ 2,861
                                                 =======    =======    =======

     As of December 31, 1999 and 1998 First Victoria Leasing, Inc., a wholly owned subsidiary of First Victoria National Bank, was an equity participant in the leveraged lease of an aircraft. As First Victoria National Bank has no general liability for the nonrecourse debt attributable to the acquisition of such asset, the debt has been offset against the related rentals receivable. The net investment in leveraged lease consists of (in thousands):

                                                       1999        1998
                                                     -------     -------
         Rentals receivable (net of principal and
              interest on nonrecourse debt) .....    $ 5,772     $ 5,772
         Estimated residual value ...............      6,375       6,375
         Unearned and deferred income ...........     (4,887)     (5,354)
                                                     -------     -------
         Investment in leveraged leases .........      7,260       6,793
         Deferred income taxes ..................     (4,513)     (3,329)
                                                     -------     -------
         Net investment .........................    $ 2,747     $ 3,464
                                                     =======     =======

      A summary of the components of income from leveraged lease follows:

                                                       1999         1998
                                                     -------      -------
         Income before income taxes .............    $   447      $   628
         Income tax benefit (expense)
              Current ...........................      1,025        1,727
              Deferred ..........................     (1,184)      (1,941)
                                                     -------      -------
         Net income from leveraged lease ........    $   308      $   414
                                                     =======      =======

     Minimum annual rentals receivable (net of principal and interest on nonrecourse debt) under leveraged leases for the next five years beginning with 2000 are approximately $735,000 and an aggregate of approximately $5,037,000 thereafter.

     The allowance for loan and lease losses is maintained at a reasonable level which management considers to be adequate to cover estimated losses inherent in the loan and lease portfolio. The Company's methodology is based on the ongoing assessment of the risks inherent in the loan and lease portfolio, as well as on the possible impact of known and potential problems in certain off-balance sheet financial instruments and uncertainties. The components that comprise the allowance include basically two areas - (1) specific allowances on loans and leases, and (2) a general allowance based upon a historical moving average and amounts for factors which are considered areas of additional risk. Management of the Bank assesses the adequacy of the allowance for loan and lease losses quarterly using a three step procedure. First, loans and leases are reviewed and categorized as to potential risk based upon an internal grading. Specific allowances are then established for any loans and leases with identified loss potential after consideration of third-party appraisals of collateral value and management assessments of current economic conditions, guarantor support, cash flows, and other circumstances, as appropriate. Second, a general allowance is determined based upon the historical loss experience of the portfolio as a whole. These estimates are based upon historical data related to type of loan, risk assessment, historical loss experience and other factors. Third, the historical loss experience is adjusted based on estimates of losses in the portfolio that cannot be identified with specific loans and leases, taking into consideration local and national economic trends, volume of past due and seriously delinquent loans and leases, non-performing loans and leases, loan and lease concentrations, and other similar factors. These considerations are not limited to previous collection experience and include estimates of the effect of changing business trends and other environmental conditions. As conditions are continually changing, it is necessary for management to review the loan portfolio and market conditions quarterly and make appropriate adjustments to the allowance. Management believes that the allowance for loan and lease losses at December 31, 1999 and 1998 was adequate to cover expected losses based on economic circumstances known or anticipated at that time.

     Loans and leases receivable on which the accrual of interest has been discontinued amounted to approximately $2,013,000 and $1,985,000 at December 31, 1999 and 1998, respectively. The effect of the reversal of previously accrued interest on interest income was approximately $84,000, $31,000, and $39,000 for 1999, 1998 and 1997, respectively. If during 1999, 1998 and 1997, interest had been accrued at the contractual rates, interest income would have been increased by approximately $156,000, $98,000 and $114,000, respectively. The Company had restructured loans and leases receivable of approximately $32,000 and $1,474,000 as of December 31, 1999 and 1998, respectively. The effect on net interest income resulting from the difference between the interest recognized on such restructured loans and leases and the interest that would have been recognized at the original rate was approximately $20,000 and $68,000 for 1998 and 1997, respectively, and was not material for 1999. Interest income recorded on restructured loans and leases for 1999, 1998 and 1997 was approximately $1,000, $129,000 and $75,000, respectively.

     Foreclosed assets are carried in other assets at the lower of the loan balance or estimated fair value less estimated selling costs and totaled approximately $297,000 and $104,000 at December 31, 1999 and 1998, respectively. The Company recorded a loss on the sale of foreclosed assets of approximately $72,000 and $22,000 in 1999 and 1998, respectively. The Company recorded gains on sales of foreclosed assets of approximately $29,000 in 1997.

     Total impaired loans and leases on the Company's books (including non-accrual and restructured loans and leases) amounted to approximately $1,709,000 and $3,459,000 as of December 31, 1999 and 1998, respectively.
Approximately $471,000 and $366,000 of the allowance for loan and lease losses was allocated specifically to these loans and leases as of December 31, 1999 and 1998, respectively. The average balance of impaired loans and leases outstanding was approximately $2,191,000 and $2,692,000 during 1999 and 1998, respectively.

(6) PREMISES AND EQUIPMENT: The following is a summary of premises and equipment as of December 31 (in thousands):

                                                         1999          1998
                                                       --------      --------
Land                                                   $  2,978      $  2,008
Buildings                                                15,031        13,146
Equipment and furniture                                  27,824         7,572
                                                       --------      --------
                                                         45,833        22,726
Less -- Accumulated depreciation                        (15,140)      (13,322)
                                                       --------      --------
                                                       $ 30,693      $  9,404
                                                       ========      ========

     Furniture and equipment at December 31, 1999 includes an aircraft with a net book value of approximately $18,551,000 purchased as part of a lease agreement as discussed in Note 18 to the consolidated financial statements.

(7) INCOME TAXES: The following represents a consolidated reconciliation between income tax expense computed by applying the 34% statutory federal income tax rate to income before income taxes and reported federal income tax expense for the years ended December 31 (dollars in thousands):

                             1999              1998               1997
                        ---------------   --------------    ----------------
                               Percentage       Percentage          Percentage
                               of Pretax        of Pretax           of Pretax
                        Amount   Income   Amount  Income    Amount    Income
                        ------   ------   ------  ------    ------    ------
Calculated tax expense  $3,957     34.0%  $3,129    34.0%   $2,543      34.0%
Increase (decrease)
 in taxes--
  Tax-exempt interest      (21)     (.2)     (29)    (.3)      (67)      (.9)
  Goodwill amortization    200      1.7        0      .0         0        .0
  Other, net                 0       .0       32      .3        11        .2
                        ------   ------   ------  ------    ------    ------
                        $4,136     35.5%  $3,132    34.0%   $2,487      33.3%
                        ======   ======   ======  ======    ======    ======

     The Company recorded current federal income tax expense of approximately $2,027,000, $1,424,000 and $1,209,000 for 1999, 1998 and 1997, respectively. In addition, the Company recognized deferred tax expense of approximately $2,109,000, $1,708,000 and $1,278,000 for 1999, 1998 and 1997, respectively.

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". The statement requires the use of the asset and liability approach for financial accounting and reporting for income taxes. As of December 31, 1999 and 1998, the Company had net deferred tax liabilities of approximately $4,016,000 and $3,457,000, respectively, which are reflected in other liabilities in the consolidated financial statements. The tax effect of significant temporary differences at December 31, is as follows (in thousands):

                                                          1999      1998
                                                        -------    -------
      Allowance for loan and lease losses .........     $  (497)   $  (362)
      Deferred compensation .......................         177        198
      Discount accretion ..........................         (96)       (93)
      Pension plan ................................         149        208
      Premises and equipment ......................        (359)       (57)
      Lease income ................................      (5,241)    (3,329)
      Other .......................................         129          5
                                                        -------    -------
         Net deferred tax liability from operations (5,738) (3,430) Net unrealized losses (gains) on
       investment securities ......................       1,722        (27)
                                                        -------    -------
         Net deferred tax liability ...............     $(4,016)   $(3,457)
                                                        =======    =======

(8) COMMITMENTS: The Subsidiary Banks are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve elements of credit and interest rate risk which are not recognized in the consolidated financial statements.

     The Subsidiary Banks' exposure to credit loss, in the event of nonperformance by the customer, for commitments to extend credit and standby letters of credit is limited to the contractual amounts of those instruments. As of December 31, 1999 and 1998, the Subsidiary Banks had commitments to extend credit of approximately $132,361,000 and $100,204,000 and standby letters of credit of approximately $2,122,000 and $1,534,000, respectively. The following is a breakdown of commitments by type as of December 31, (in thousands):

                                                         1999          1998
                                                      --------      --------
Commercial and financial ...................          $ 48,265      $ 35,279
Real Estate ................................            17,505         5,180
Agriculture ................................            37,948        35,524
Consumer ...................................            28,643        24,221
                                                      --------      --------
      Total ................................          $132,361      $100,204
                                                      ========      ========

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses that may require payment of a fee. The total commitment amounts do not necessarily represent future cash requirements, since the commitments may expire without being drawn upon. The Subsidiary Banks evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Subsidiary Banks upon extension of credit, is based on management's credit evaluation of the counterparty. Standby letters of credit are conditional commitments issued by the Subsidiary Banks to guarantee performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies, but may include accounts receivable, inventory, equipment or real estate.

(9) EMPLOYEE BENEFITS: First Victoria National Bank's Employees' Profit Sharing Plan is a 401(k) salary deferral plan, and, prior to January 1, 1998, employees were eligible to defer up to 7% of their compensation. As of January 1, 1998, employees were eligible to defer up to 10% of their compensation. In addition, participants are allowed to borrow up to 50% of their vested portion for specific purposes identified in the plan. Based upon the employee's contribution, First Victoria National Bank contributes a matching amount equal to 50% of the employee's contribution, not to exceed 5% of compensation. At the discretion of the Board of Directors, additional amounts can be contributed annually to the plan by First Victoria National Bank. All employees with at least one year of service are eligible to participate in the plan and employer contributions become fully vested after 7 years of service by the employee. The plan is administered by the Trust and Investment Management Department of First Victoria National Bank and is prohibited from investing in the common stock of the Company. Contributions to the plan by First Victoria National Bank for 1999, 1998 and 1997 were approximately $137,000, $131,000 and $94,000, respectively. Citizens Bank of Texas maintains a 401(k) salary deferral plan in which employees are allowed to defer up to 6% of their compensation. Based upon the employee's contribution, Citizens Bank of Texas contributes a matching amount equal to 25% of the employee's contribution. Expenses related to the plan during 1999 were approximately $12,000.

     First Victoria National Bank's Incentive Compensation Plan is administered by the Compensation and Retirement Committee of the Board of Directors (the "Committee"). The Committee determines which officers may participate in the plan and the extent of their participation. All awards are contingent upon First Victoria National Bank's attaining certain financial objectives established annually by the Committee. Prior to 1997, the plan provided for a portion of an annual award to be distributed in cash with the remainder in the form of performance units. Performance units were determined by dividing the portion of the award to be paid in performance units by the book value per share of common stock at the end of the year in which the award was earned. The performance units could be redeemed equally over the three years following the award at the option of the participant. Performance units entitled participants to receive a future payment in cash equal to the book value of the Company common stock at the date of redemption. As of January 1, 1997, no further awards will be made pursuant to the Incentive Compensation Plan. Accruals of additional expense for each unredeemed performance award will continue to be made in future years to reflect increases in the book value per share of common stock of the Company. Total expense of this plan recorded by the First Victoria National Bank for 1999, 1998 and 1997 was approximately $8,000, $18,000 and $20,000, respectively representing accruals for the increase in book value per share of common stock related to previously awarded performance units. No expense was recorded for cash awards or performance units during 1999, 1998 or 1997 under this plan.

     On July 15, 1997, the Compensation and Retirement Committee approved an Officer Annual Incentive Plan effective as of January 1, 1997. The revised plan is administered by the Committee and all awards are payable entirely in cash and are contingent upon First Victoria National Bank's attaining various growth and financial objectives to be determined annually. Expense of approximately $1,091,000, $548,000 and $310,000 related to this plan was recorded during 1999, 1998, and 1997, respectively.

     A noncontributory defined benefit pension plan covers First Victoria National Bank's employees who meet specified age and length of service requirements. The plan holds assets comprised of U.S. Treasury bonds, U.S. Government agency securities, corporate bonds, notes and common stock. Funding is limited to the maximum amounts that are available for deduction for federal income tax purposes.

     The plan provides for a single benefit formula that is based on the participant's final adjusted monthly compensation.

     Total pension expense for the years ended December 31, was as follows (in thousands):

                                                      1999      1998      1997
                                                     -----     -----      -----
Service cost ..................................      $ 423     $ 422      $ 312
Interest on projected benefit obligation ......        469       462        458
Actual return on plan assets ..................       (680)     (577)      (488)
Net amortization and deferral .................        (57)       16         15
                                                     -----     -----      -----
   Net periodic pension expense ...............      $ 155     $ 323      $ 297
                                                     =====     =====      =====

     Assumptions used in the accounting for the years ended December 31, were:

                                                              1999       1998
                                                              -----      -----
Discount rates .........................................      7.75%      6.75%
Expected long-term rate of return on assets ............      8.50%      8.50%
Rates of increase in compensation levels ...............      5.00%      4.50%

     The following table sets forth the plan's funded status as of December 31, (in thousands):

                                                              1999        1998
                                                            -------     -------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation, beginning of year ................      $ 6,679     $ 6,175
Service cost .........................................          423         422
Interest cost ........................................          469         462
Actuarial loss (gain) ................................         (999)         12
Benefits paid ........................................         (367)       (392)
                                                            -------     -------
Benefit obligation, end of year ......................      $ 6,205     $ 6,679
                                                            =======     =======

CHANGE IN PLAN ASSETS
Fair value of plan assets, beginning of year .........      $ 8,899     $ 7,622
Actual return on plan assets .........................        1,123       1,643
Company contribution .................................          325          26
Benefits paid ........................................         (367)       (392)
                                                            -------     -------
Fair value of plan assets, end of year ...............      $ 9,980     $ 8,899
                                                            =======     =======

Funded status of plan ................................      $ 3,775     $ 2,220
Unrecognized actuarial loss ..........................       (4,604)     (3,277)
Unrecognized prior service cost ......................          388         446
                                                            -------     -------
Accrued benefit cost reflected in the statement
  of financial position ..............................      $  (441)    $  (611)
                                                            =======     =======


     In March 1998 the Company adopted the 1998 FVNB Corp. Stock Incentive Plan (the "1998 Plan") which provides for the granting of incentive stock options, stock appreciation rights, restricted stock and other stock-based awards to directors, officers and key employees responsible for the direction and management of the Company or the Subsidiary Banks.

     On September 15, 1998, a total of 52,000 stock options were granted to certain directors and officers at an exercise price of $33.00, which equaled market price of the underlying stock on September 15, 1998. An additional 1,000 options were granted on December 15, 1998 at an exercise price of $34.00, which also equaled market price of the underlying stock on December 15, 1998. Subsequently, on May 18, 1999, an additional 59,600 stock options were granted to certain directors and officers at an exercise price of $32.50, which equaled market price of the underlying stock at the date of grant. Options have a six-month vesting period for directors and a ratable three-year vesting period for officers. All options expire ten years from the date of grant. As of December 31, 1999, options to acquire a total of 112,600 shares of common stock of the Company remained outstanding. The following table represents a summary of the status of stock options as of December 31:

                                         1999                       1998
                              ---------------------------  ---------------------------
                                           Weighted Avg.                Weighted Avg.
                              # of Shares  Exercise Price  # of Shares  Exercise Price
                              -----------  --------------  -----------  --------------
Balance at beginning of year  $    53,000  $        33.00  $         0  $          .00
   Granted .................       59,600           32.50       53,000           33.00
   Exercised ...............            0               0            0               0
   Forfeited ...............            0               0            0               0
                              -----------  --------------  -----------  --------------
Balance at end of year .....      112,600   $       32.74       53,000   $       33.00
                              ===========  ==============  ===========  ==============

     In accordance with Statement 123, the fair value of stock options is estimated on the date of the grant using the Black-Scholes option pricing model for proforma footnote purposes with the following assumptions for options granted during 1999: dividend yield of 3.31%, risk-free interest rate of 6.00%, and expected option life of 10 years. Expected volatility was assumed to be 26.36% over the term of the options.

     At December 31, 1999, the range of exercise prices and weighted average remaining contractual life of the outstanding options was $32.50 to $34.00, and approximately nine years, respectively. As of December 31, 1999 44,000 options were exercisable. At December 31, 1998, the range of exercise prices and weighted average remaining contractual life of outstanding options was $33.00 to $34.00, and approximately 10 years, respectively. No options were exercisable at December 31, 1998.

     As allowed by Statement 123, the Company applies APB No. 25 and related interpretations in accounting for its stock compensation plans. Accordingly, no compensation expense has been recognized for its stock options granted. Had the fair value method of accounting under Statement 123 been applied to the Company's stock option plans, the tax-effective impact would be as follows:

                                                          1999       1998
                                                        -------    -------
                Net income as reported ..............   $ 7,502    $ 6,072
                Estimated fair value of the
                 year's options granted, net of tax .      (381)      (182)
                                                        -------    -------
                Net income adjusted .................   $ 7,121    $ 5,890
                                                        =======    =======
                Adjusted basic earnings per share ...   $  3.00    $  2.48
                                                        =======    =======
                Adjusted diluted earnings per share .   $  2.89    $  2.48
                                                        =======    =======

(10) DEPOSITS: Time certificates of deposit of $100,000 or more amounted to approximately $95,900,000 and $74,446,000 at December 31, 1999 and 1998,
respectively. Interest expense for these deposits was approximately $4,664,000, $4,199,000 and $3,421,000 for 1999, 1998 and 1997, respectively.

     The scheduled maturities of all time deposits outstanding at December 31, 1999 were as follows (in thousands):

     YEAR ENDED DECEMBER 31,

     2000..................................         $ 174,003
     2001..................................            84,384
     2002..................................            12,544
     2003..................................             7,071
     2004..................................             2,605
     Subsequent years......................               727
                                                    ---------
          Total............................         $ 281,334
                                                    =========

(11) SHAREHOLDERS' EQUITY: On January 26, 2000, the Company's Board of Directors declared a regular cash divided of $.35 per share payable on February 18, 2000 to shareholders of record as of February 4, 2000. The principal source of the Company's cash revenues is dividends from First Victoria National Bank, and there are certain limitations on the payment of dividends to the Company by First Victoria National Bank. The prior approval of the Office of the Comptroller of the Currency ("OCC") is required if the total of all dividends declared by a national bank in any calendar year would exceed the bank's net profits, as defined, for that year combined with its retained net profits for the preceding two calendar years less any required transfers to surplus. In order to fund the acquisition of Citizens Bank of Texas, First Victoria National Bank paid a dividend to the Company for which it was required to receive the prior approval of the OCC. The OCC approved the special dividend and it approved future quarterly dividends to fund standard cash dividend of the Company, provided that First Victoria National Bank's net income during future quarters is sufficient to support such quarterly dividends. The weighted average number of shares outstanding during 1999, 1998, and 1997 was 2,372,792.

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                         1999     1998     1997
                                                        ------   ------   ------
NUMERATOR:
   Net income, as reported ..........................   $7,502   $6,072   $4,991
   Effect of dilutive securities ....................        0        0        0
                                                        ------   ------   ------
   Numerator for diluted earnings per common share ..   $7,502   $6,072   $4,991
                                                        ======   ======   ======

DENOMINATOR:
   Denominator for basic earnings per share
     -- weighted average shares .....................    2,373    2,373    2,373
   Effect of dilutive securities:
      Outstanding stock options .....................       90        0        0
                                                        ------   ------   ------
   Denominator for diluted earnings per share
     -- adjusted weighted average shares
      and assumed option exercises ..................    2,463    2,373    2,373
                                                        ======   ======   ======
   Basic earnings per share .........................   $ 3.16   $ 2.56   $ 2.10
   Diluted earnings per share .......................   $ 3.05   $ 2.56   $ 2.10

     As of December 31, 1999, the most recent notification from the Office of the Comptroller of the Currency categorized the Subsidiary Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Subsidiary Banks must maintain minimum total risk-based capital, Tier I risk-based capital and Tier I leverage ratios as set forth in the table below (dollars in thousands). There are no conditions or events since that notification that management believes have changed the Subsidiary Banks' category. Presented in the following table are the capital ratios for the Company as of December 31, 1999 and 1998:

                                                                                           TO BE WELL
                                                                    FOR CAPITAL         CAPITALIZED UNDER
                                                                     ADEQUACY           PROMPT CORRECTIVE
                                            ACTUAL                   PURPOSES           ACTION-PROVISION
                                     ---------------------    ---------------------   ---------------------
                                       AMOUNT      RATIO       AMOUNT       RATIO      AMOUNT       RATIO
                                     ---------   ---------    ---------   ---------   ---------   ---------
AS OF DECEMBER 31, 1999:

   Total Capital
    (to Risk Weighted Assets):

      FVNB CORP ..................   $  57,508       13.28%   $  34,634      >8.00%   $  43,293     >10.00%
      First Victoria National Bank      48,341       13.05%      29,631      >8.00%      37,039     >10.00%
      Citizens Bank of Texas, N.A        9,270       14.79%       5,016      >8.00%       6,270     >10.00%

   Tier I Capital
    (to Risk Weighted Assets):

      FVNB CORP ..................   $  52,935       12.23%   $  17,317      >4.00%   $  25,976      >6.00%
      First Victoria National Bank      44,479       12.01%      14,816      >4.00%      22,224      >6.00%
      Citizens Bank of Texas, N.A        8,559       13.65%       2,508      >4.00%       3,762      >6.00%

   Tier I Capital
    (To Average Assets):

      FVNB CORP ..................   $  52,935        8.40%   $  25,202      >4.00%   $  31,503      >5.00%
      First Victoria National Bank      44,479        7.95%      22,378      >4.00%      27,972      >5.00%
      Citizens Bank of Texas, N.A        8,559        9.43%       3,630      >4.00%       4,537      >5.00%

                                                                                           TO BE WELL
                                                                   FOR CAPITAL          CAPITALIZED UNDER
                                                                    ADEQUACY            PROMPT CORRECTIVE
                                            ACTUAL                  PURPOSES             ACTION-PROVISION
                                     ---------------------    ---------------------   ---------------------
                                       AMOUNT      RATIO        AMOUNT      RATIO       AMOUNT      RATIO
                                     ---------   ---------    ---------   ---------   ---------   ---------
AS OF DECEMBER 31, 1998:

   Total Capital
    (to Risk Weighted Assets):

      FVNB CORP ..................   $  60,957       18.55%   $  26,288      >8.00%   $  32,860     >10.00%
      First Victoria National Bank      42,177       12.84%      26,276      >8.00%      32,845     >10.00%

   Tier I Capital
    (to Risk Weighted Assets):

      FVNB CORP ..................   $  57,649       17.54%   $  13,144      >4.00%   $  19,716      >6.00%
      First Victoria National Bank      38,869       11.83%      13,138      >4.00%      19,707      >6.00%

   Tier I Capital
    (to Average Assets):

      FVNB CORP ..................   $  57,649       11.01%   $  20,947      >4.00%   $  26,184      >5.00%
      First Victoria National Bank      38,869        7.16%      21,726      >4.00%      27,158      >5.00%

     In March 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128 "Earnings Per Share" and No. 129 "Disclosure of Information About Capital Structure". These statements established standards for calculating earnings per share and the reporting requirements for earnings per share and the Company's capital structure. The Company adopted these standards effective for the year ended December 31, 1997. The adoption of the standards had no material impact on the Company's calculation or presentation of earnings per share or disclosure.

     The Parent Company and the Subsidiary Banks are subject to various capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators which, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Subsidiary Banks must meet specific capital guidelines that involve quantitative measures of the Subsidiary Banks' assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Subsidiary Banks' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Subsidiary Banks to maintain minimum amounts and ratios (set forth in the table above) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Company has satisfied all capital adequacy requirements to which it is subject.

(12) RELATED PARTY TRANSACTIONS: In the ordinary course of business, the Subsidiary Banks make loans to certain directors and executive officers of the Company and entities related to those individuals, on substantially the same terms and conditions as loans to unrelated parties (see Note 5).

An analysis of loans to directors and executive officers of the Company and entities related to those individuals, is provided for the years ended December 31, in the following table (in thousands):

                                                  1999          1998
                                                -------       -------
Balance at the beginning of year ........       $ 3,820       $ 3,882
   Additions ............................         4,026         3,633
   Reductions ...........................        (4,301)       (3,695)
                                                -------       -------
Balance at the end of year ..............       $ 1,545       $ 3,820
                                                =======       =======

     Approximately 25.10% of the Company's outstanding stock was owned by principal shareholders, directors, and executive officers of the Company at December 31, 1999. The aggregate deposits owned by principal shareholders, directors, and executive officers of the Company at December 31, 1999 and 1998 amounted to approximately 1.97% and 2.66%, respectively, of total deposits.

(13) OTHER BORROWINGS: The following table represents the contractual principal reductions due on other borrowings of the Company as of December 31, in thousands. The weighted average contractual interest rate on the balances of other borrowings outstanding was 6.69% and 6.30% as of December 31, 1999 and 1998, respectively. The balances are comprised of unsecured Federal Home Loan Bank advances and debt related to the lease of an aircraft as discussed in Note 18 to the consolidated financial statements.

                                         1999             1998
                                        -------         -------
                 Within one year ...    $ 1,872         $ 4,124
                 One to two years ..      5,590             456
                 Two to three years       1,951           4,071
                 Three to four years      4,432             320
                 Four to five years       5,069           2,682
                 After five years ..      8,913           7,466
                                        -------         -------
                    Total ..........    $27,827         $19,119
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

     The fair values of loans and leases receivable are determined by dividing the loan portfolio into various groups having similar characteristics. The expected future cash flows of each group are then discounted using current period end market rates for similar loans. The assigned discount rate may or may not be the contractual rate in effect with the obligor. The rate is that at which a loan with similar credit risk and terms would be entered into at the balance sheet date and is determined using the Company's internal credit quality ranking and pricing system.

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

     The fair values of cash and due from banks, federal funds sold, federal funds purchased and securities sold under agreements to repurchase, and accrued interest payable and receivable are assumed to approximate book value due to their short term nature. The fair values of demand deposits, savings deposits, and money market and IOC accounts are also assumed to approximate book value and reflect the amounts payable on demand as of the period end date.

     The fair values of commitments to extend credit are estimated using current interest rates and committed interest rates.

     The following table represents the estimated fair values of the Company's financial instruments as of December 31, in thousands:

                                                    1999                         1998
                                            ----------------------       ----------------------
                                            Book Value  Fair Value       Book Value  Fair Value
                                            ----------  ----------       ----------  ----------
Financial Assets:
   Cash and due from banks ...............  $ 26,993      $ 26,993       $ 27,504      $ 27,504
   Federal funds sold ....................    38,170        38,170          6,800         6,800
   Investment securities .................   158,776       158,776        211,918       211,918
   Loans and leases, net .................   382,834       376,572        289,554       288,201
   Accrued interest receivable ...........     4,758         4,758          4,931         4,931
Financial Liabilities:
   Time deposits .........................   281,334       281,614        219,027       220,762
   Other deposits ........................   273,486       273,486        235,713       235,713
                                            --------      --------       --------      --------
      Total deposits .....................   554,820       555,100        454,740       456,475
   Federal funds purchased and securities
       sold under agreements to repurchase     3,750         3,750         12,225        12,225
   Other borrowings ......................    27,827        25,806         19,119        19,694
   Accrued interest payable ..............     2,377         2,377          2,130         2,130
Off-Balance Sheet Instruments:
   Commitments to extend credit ..........         0       132,361              0       100,204

(15) LITIGATION: In the normal course of business, the Company has become involved in routine claims and lawsuits, but management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's financial condition or results of operations.

(16) TRUST ASSETS: Trust assets and other properties, except cash deposits, held by First Victoria National Bank in agency or other fiduciary capacities for its customers are not assets of the Company and, accordingly, are not included in the accompanying consolidated financial statements. The book value of trust assets (unaudited} was approximately $209,811,000 and $191,382,000 at December 31, 1999 and 1998, respectively.

(17) PARENT COMPANY ONLY FINANCIALS: In September 1998, FVNB Corp. was formed as a bank holding company. Presented below are separate condensed financial statements for the FVNB Corp.

                                                                                Year Ended December 31,
                                                                                ----------------------
                                                                                   1999         1998
                                                                                ---------    ---------
                                   CONDENSED                                         (IN THOUSANDS)
                                 BALANCE SHEETS

    ASSETS:

         Cash on hand ........................................................   $     42     $ 17,405
         Investment in and note receivable from subsidiaries .................     60,399       40,743
         Interest receivable .................................................          0        1,223
         Other assets ........................................................        383          155
                                                                                 --------     --------
              TOTAL ASSETS ...................................................   $ 60,824     $ 59,526
                                                                                 ========     ========
    LIABILITIES:

         Accounts payable ....................................................        184            4
         Other liabilities ...................................................        331            0
                                                                                 --------     --------
              TOTAL LIABILITIES ..............................................        515            4
                                                                                 --------     --------

    SHAREHOLDERS' EQUITY:

         Common stock ........................................................         24           24
         Surplus .............................................................     15,682       15,682
         Retained earnings ...................................................     47,946       43,764
         Accumulated other comprehensive income--
            net unrealized (losses) gains on investment securities, net of tax     (3,343)          52
                                                                                 --------     --------
              TOTAL SHAREHOLDERS' EQUITY .....................................     60,309       59,522
                                                                                 --------     --------
              TOTAL LIABILITIES & SHAREHOLDERS' EQUITY .......................   $ 60,824     $ 59,526
                                                                                 ========     ========

                                                                        Year Ended December 31,
                                                                        ------------------------
                                                                           1999         1998
                                                                        ----------    ----------
                                    CONDENSED                                (IN THOUSANDS)
                                INCOME STATEMENTS

INCOME:
  Dividends from subsidiaries .......................................   $    3,322    $   20,933
  Interest income ...................................................        4,852         1,409
                                                                        ----------    ----------
       TOTAL INCOME .................................................        8,174        22,342
                                                                        ----------    ----------
EXPENSES:

  Professional fees .................................................          160            46
  Other expense .....................................................          169             8
                                                                        ----------    ----------
       TOTAL EXPENSE ................................................          329            54
                                                                        ----------    ----------
     Earnings before undistributed equity in
       losses of subsidiaries and income tax benefit ................        7,845        22,288

Income tax benefit ..................................................         (112)            0
                                                                        ----------    ----------
       EARNINGS BEFORE UNDISTRIBUTED EQUITY IN LOSSES OF SUBSIDIARIES        7,957        22,288
  Undistributed equity in losses of subsidiaries ....................         (452)      (16,216)
                                                                        ----------    ----------
       NET INCOME ...................................................   $    7,505    $    6,072
                                                                        ==========    ==========

                                                              Year Ended December 31,
                                                              ----------------------
                                                                 1999        1998
                                                              ---------    ---------
                                  CONDENSED                       (IN THOUSANDS)
                            STATEMENTS OF CASH FLOWS

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ................................................   $   7,505    $   6,072
Adjustments to reconcile net income
  to net cash provided by operating activities -
  Undistributed equity in losses of subsidiaries ..........         452       16,216
  Net change in other liabilities .........................         510            4
  Net change in other assets ..............................         993       (1,378)
                                                              ---------    ---------
       NET CASH PROVIDED BY OPERATING ACTIVITIES ..........       9,460       20,914
                                                              ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for investments in and advances to subsidiaries ..     (23,503)        (425)
                                                              ---------    ---------
       NET CASH USED IN INVESTING ACTIVITIES ..............     (23,503)        (425)
                                                              ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from short term borrowings .......................           0          240
Repayments of short term borrowings .......................           0         (240)
Dividends paid ............................................      (3,320)      (3,084)
                                                              ---------    ---------
       NET CASH USED IN FINANCING ACTIVITIES ..............      (3,320)      (3,084)
                                                              ---------    ---------
       NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS     (17,363)      17,405

Cash and cash equivalents, beginning of year ..............      17,405            0
                                                              ---------    ---------
       CASH AND CASH EQUIVALENTS, END OF YEAR .............   $      42    $  17,405
                                                              =========    =========

(18) OPERATING LEASES: In June 1999, First Victoria Leasing, Inc., a wholly owned operating subsidiary of First Victoria National Bank, became a participant in an operating lease of an aircraft. As a result, the Company's consolidated balance sheet reflects the aircraft at a book value of approximately $18,551,000 and related nonrecourse debt of approximately $12,831,000 at December 31, 1999. The debt calls for monthly payments of $190,000 over an original term of approximately seven years with a final balloon payment of approximately $2,285,000 due in April 2006. The average rate on the debt was 7.09%. The following table represents the contractual future rental income related to this transaction that was receivable as of December 31 (in thousands):

                                                                        1999
                                                                      -------
            Within one year ...........................               $ 2,280
            One to two years ..........................                 2,280
            Two to three years ........................                 2,280
            Three to four years .......................                 2,280
            Four to five years ........................                 2,280
            After five years ..........................                 3,040
                                                                      -------
                     Total ............................               $14,440
                                                                      =======

(19) ACQUISITIONS: On January 29, 1999, the Parent Company paid approximately $17,384,000 to acquire CBOT Financial Corporation, the parent company of Citizens Bank of Texas, N.A. and Citizens Mortgage Company. The Parent Company acquired net loans of approximately $55,755,000 and deposits of approximately $82,432,000. Total intangible assets associated with the acquisition were approximately $9,221,000. Citizens Bank of Texas will continue to operate as an independent subsidiary of the Parent Company. The existing banking facilities located in New Waverly, Huntsville and The Woodlands, Texas have kept the name Citizens Bank of Texas.

(20) SUBSEQUENT EVENTS (UNAUDITED): On January 27, 2000, the Board of Directors of FVNB Corp. approved a definitive agreement to acquire Mid-Coast Savings Bank, SSB. Upon completion of the transaction, the acquired bank will merge with First Victoria National Bank, resulting in the locations of Mid-Coast Savings being operated as branches of First Victoria National Bank. The transaction is subject to regulatory approval and approval by the shareholders of Mid-Coast Savings Bank and is expected to be completed during the second quarter of 2000. As of December 31, 1999, Mid-Coast Savings Bank had two branches located in Edna and Ganado, Texas with total assets of approximately $44,363,000 and loans and deposits of approximately $25,761,000 and $33,984,000, respectively.

To the Shareholders and Board of Directors of FVNB Corp.:

We have audited the accompanying consolidated balance sheet of FVNB Corp. and subsidiaries (the Company) as of December 31, 1999 and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for the year then end. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conduct our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FVNB Corp. and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



/s/ KPMG LLP

Houston, Texas
January 26, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of FVNB Corp.:

We have audited the consolidated balance sheet of FVNB Corp. and subsidiaries as of December 31, 1998 and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FVNB Corp. and subsidiaries as of December 31, 1998 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

(Arthur Anderson signature here)



/s/ ARTHUR ANDERSEN LLP


Houston, Texas
January 22,1999

FINANCIAL STATISTICS

     The following unaudited schedules and statistics are presented for additional information and analysis.

SELECTED FINANCIAL DATA
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                       1994          1998            1997            1996            1995
                                  -----------    -----------    -----------     -----------     -----------
Total interest income* ........   $    44,837    $    37,586    $    33,089     $    31,688     $    31,204

Total interest expense ........        19,776         17,724         15,482          15,742          14,804
                                  -----------    -----------    -----------     -----------     -----------
   Net interest income ........        25,061         19,862         17,607          15,946          16,400

Provision (credit) for loan and
     lease losses .............            86              0           (300)              0            (300)
                                  -----------    -----------    -----------     -----------     -----------
   Net interest income after
       provision (credit) .....        24,975         19,862         17,907          15,946          16,700

Non-interest income ...........         8,629          5,498          4,925           4,454           4,156

Securities (losses) gains .....           (60)            41            (58)             (9)              0

Non-interest expense ..........        21,869         16,146         15,180          14,279          13,882
                                  -----------    -----------    -----------     -----------     -----------
   Income before income taxes .        11,675          9,255          7,594           6,112           6,974

Taxable-equivalent
     adjustment * .............            37             51            116             194             154

Income tax expense ............         4,136          3,132          2,487           1,961           2,200
                                  -----------    -----------    -----------     -----------     -----------
   Net income .................   $     7,502    $     6,072    $     4,991     $     3,957     $     4,620
                                  ===========    ===========    ===========     ===========     ===========
Per share data:

   Dividends payout ratio .....         44.25%         50.81%         38.99%          38.39%          37.51%

   Basic earnings per share ...   $      3.16    $      2.56    $      2.10     $      1.67     $      1.95

   Diluted earnings per share .   $      3.05    $      2.56    $      2.10     $      1.67     $      1.95

   Dividends per share ........   $      1.40    $      1.30    $       .82     $       .64     $       .73

Total assets ..................   $   655,184    $   553,164    $   500,273     $   462,265     $   430,795

Weighted average number of
     shares outstanding ** ....     2,372,792      2,372,792      2,372,792       2,372,792       2,372,792

Return on average assets ......          1.18%          1.16%          1.10%            .89%           1.10%

Return on average equity ......         12.72%          9.83%          9.16%           7.67%           9.57%

*TAX EXEMPT INCOME IS RECORDED ON A FULLY TAXABLE-EQUIVALENT BASIS.

**ACTUAL AMOUNTS, NOT IN THOUSANDS.

LOAN AND LEASE MATURITY AND SENSITIVITY

The following table presents the principal maturities and rate sensitivity of the loan and lease portfolio as of December 31, 1999 and 1998 (in thousands):

                                                             1999                                           1998
                                        --------------------------------------------    --------------------------------------------
                                                     One to       After                              One to       After
                                           One        Five        Five                     One        Five        Five
                                           Year       Years       Years       Total        Year       Years       Years       Total
                                        --------    --------    --------    --------    --------    --------    --------    --------
Commercial and
     financial .....................    $ 44,486    $ 26,703    $ 19,150    $ 90,339    $ 33,195    $ 21,595    $  8,465    $ 63,255
Real estate ........................      42,794      77,537      48,570     168,901      35,472      45,616      29,058     110,146
Agriculture ........................      67,711       6,671         333      74,715      68,851       6,055         887      75,793
Consumer ...........................      15,485      31,039       7,050      53,574      12,838      29,794       1,144      43,776
                                        --------    --------    --------    --------    --------    --------    --------    --------
     Total .........................    $170,476    $141,950    $ 75,103    $387,529    $150,356    $103,060    $ 39,554    $292,970
                                        ========    ========    ========    ========    ========    ========    ========    ========
Fixed interest rates ...............    $ 28,665    $ 57,480    $ 34,995    $121,140    $ 22,688    $ 37,343    $ 18,586    $ 78,617
                                        ========    ========    ========    ========    ========    ========    ========    ========
Variable interest rates ............    $141,811    $ 84,470    $ 40,108    $266,389    $127,668    $ 65,717    $ 20,968    $214,353
                                        ========    ========    ========    ========    ========    ========    ========    ========

INVESTMENT SECURITIES PORTFOLIO ANALYSIS

     Set forth below is a breakdown of the total investment portfolio by maturity (or anticipated call date) and yield at December 31, 1999 (dollars in thousands). The restatement of municipal bond yields on a taxable-equivalent basis has been computed using a 34% federal income tax rate. Al1 balances are reflected at amortized cost

                                       Within          Over One to      Over Five to           Over
                                      One Year         Five Years         Ten Years          Ten Years
                                ----------------   ----------------   ----------------   ----------------
                                 Amount    Yield    Amount    Yield    Amount    Yield    Amount    Yield     Total
                                --------   -----   --------   -----   --------   -----   --------   -----   --------
Available-for-sale:
   U.S. Treasuries ..........   $    193    5.07%  $      0    0.00%  $      0    0.00%  $      0    0.00%  $    193
   U.S. Government
       Agencies .............        999    5.52     80,254    5.56     30,000    6.22          0    0.00    111,253
   Mortgage-backed
         securities and
         collateralized
         mortgage obligations        321    5.08      2,718    5.94          0    0.00     45,129    5.96     48,168
   State and political
        subdivisions ........        370    6.24        920    6.78          0    0.00          0    0.00      1,290
   Other ....................          0    0.00          0    0.00          0    0.00      2,937    4.74      2,937
                                --------    ----   --------    ----   --------    ----   --------    ----   --------
Total .......................   $  1,883    5.54%  $ 83,892    5.58%  $ 30,000    6.22%  $ 48,066    5.89%  $163,841
                                ========    ====   ========    ====   ========    ====   ========    ====   ========

RATE/VOLUME ANALYSIS

     The following table analyzes the change in net interest income for each of the last two years. Non-accruing loans have been included in assets for these computations, thereby reducing yields on these investments. The allocation of the rate/volume variance has been made, consistently for both periods presented pro-rata on the percentage that volume and rate variances produce (dollars in thousands).

                                                                     INCREASE (DECREASE) DUE TO
                                                                  ---------------------------------
                                                       INCREASE                              RATE/
                                                      (DECREASE)  VOLUME        RATE        VOLUME
                                                       -------    -------    ----------    -------
1999 COMPARED TO 1998:
     Interest income:
         Due from banks ............................   $    (1)   $     0    $       (1)   $     0
         Federal funds sold ........................       259        410          (117)       (34)
         Investment securities-taxable .............      (795)      (196)         (621)        22
         Investment securities-tax-exempt * ........       (41)       (30)          (15)         4
         Loans and leases ..........................     7,829      7,889            37        (97)
                                                       -------    -------    ----------    -------
     Total .........................................     7,251      8,073          (717)      (105)
                                                       -------    -------    ----------    -------

     Interest expense:
         Deposits ..................................     1,080      2,956        (1,587)      (289)
         Federal funds purchased and securities sold
              under agreements to repurchase .......       541        585           (18)       (26)
         Other borrowings ..........................      (118)      (123)            6         (1)
                                                       -------    -------    ----------    -------
     Total .........................................     1,503      3,418        (1,599)      (316)
                                                       -------    -------    ----------    -------

Net interest income before allocation of rate/volume     5,748      4,655           882        211
Allocation of rate/volume ..........................         0        177            34       (211)
                                                       -------    -------    ----------    -------
     Change in net interest income .................   $ 5,748    $ 4,832    $      916    $     0
                                                       =======    =======    ==========    =======
1998 COMPARED TO 1997:
     Interest income:
         Due from banks ............................   $     1    $     1    $        0    $     0
         Federal funds sold ........................       544        575           (19)       (12)
         Investment securities-taxable .............       384        763          (349)       (30)
         Investment securities-tax-exempt* .........      (193)      (187)          (18)        12
         Loans and leases ..........................     3,760      4,244          (346)      (138)
                                                       -------    -------    ----------    -------
     Total .........................................     4,496      5,396          (732)      (168)
                                                       -------    -------    ----------    -------
     Interest expense:
         Deposits ..................................     1,955      2,149          (179)       (15)
         Federal funds purchased and securities sold
              under agreements to repurchase .......        (8)         3           (11)         0
         Other borrowings ..........................       295        332           (27)       (10)
                                                       -------    -------    ----------    -------
     Total .........................................     2,242      2,484          (217)       (25)
                                                       -------    -------    ----------    -------
Net interest income before allocation of rate/volume     2,254      2,912          (515)      (143)
Allocation of rate/volume ..........................         0       (174)           31        143
                                                       -------    -------    ----------    -------
     Change in net interest income .................   $ 2,254    $ 2,738    $     (484)   $     0
                                                       =======    =======    ==========    =======

* TAXABLE-EQUIVALENT ADJUSTMENT BASED ON A 34% FEDERAL INCOME TAX RATE.

AVERAGE BALANCE SHEETS AND INTEREST RATES (1)

                                                                    1999
                                                     ------------------------------
                                                         (5)      Interest
                                                       Average     Income/   Yield/
ASSETS                                                 Balance     Expense    Cost
                                                     ------------------------------
Earning assets:
   Due from banks ................................   $      33    $       1   2.99%
   Federal funds sold ............................      34,447        1,678   4.80
   Investment securities, available-for-sale:
      Taxable ....................................     178,139       10,259   5.76
      Tax-exempt (2) .............................       1,641          109   6.64
   Loans and lease receivable (3) ................     364,390       32,790   9.00
                                                     ---------    ---------   ----
         Total earning assets ....................     578,650       44,837   7.75%
                                                     ---------    ---------   ----
Less allowance for loan and lease losses .........      (4,327)
Non-earning assets ...............................      65,654
                                                     ---------
   TOTAL ASSETS ..................................   $ 639,977
                                                     =========
LIABILITIES

Interest bearing liabilities:
   Deposits:
      Savings, IOC, and money market
           accounts ..............................   $ 176,445    $   4,533   2.57%
      Time deposits ..............................     260,108       12,723   4.89
                                                     ---------    ---------   ----
         Total interest bearing deposits .........     436,553       17,256   3.95
      Federal funds purchased and securities sold
         under agreement to repurchase ...........      19,330          957   4.88
   Other borrowings(4) ...........................      15,961        1,014   6.27
                                                     ---------    ---------   ----
         Total interest bearing liabilities.......     471,844       19,227   4.07
                                                     ---------    ---------   ----
Non-interest bearing liabilities:
   Demand deposits ...............................      90,231
   Other liabilities .............................      16,749
                                                     ---------
         Total non-interest bearing liabilities ..     106,980
Shareholders' Equity .............................      61,153
                                                     ---------
   TOTAL LIABILITIES AND
        SHAREHOLDERS' EQUITY .....................   $ 639,977
                                                     =========
Net Interest Income ..............................                $  25,610
                                                                  =========
Interest Differential ............................                            3.68%
                                                                              ====
Net Interest Margin ..............................                            4.43%
                                                                              ====

(1) DOLLARS IN THOUSANDS; INCOME AND RATES ON TAXABLE-EQUIVALENT BASIS; AVERAGES COMPUTED ON A DAILY YEAR-TO-DATE BASIS.
(2)  INCLUDES TAXABLE-EQUIVALENT ADJUSTMENTS BASED ON 34%.
(3)  INCLUDES LOANS PLACED ON NON-ACCRUAL.
(4)  EXCLUDES BORROWINGS RELATED TO AIRCRAFT DEBT FOR PRESENTATION PURPOSES.
(5)  ALL AMOUNTS SHOWN AT AMORTIZED COST.

           1998                                          1997
 ------------------------------             -----------------------------------
    (5)       Interest                          (5)          Interest
  Average     Income/     Yield/              Average        Income/      Yield/
  Balance     Expense      Cost               Balance        Expense       Cost
 ------------------------------             -----------------------------------
 $      36    $       2    5.48%            $       15      $       1      6.76%
    26,726        1,419    5.24                 16,118            875      5.35

   181,303       11,054    6.10                169,353         10,670      6.30
     2,036          150    7.37                  4,413            343      7.77
   277,795       24,961    8.99                232,866         21,201      9.10
 ---------    ---------    ----             ----------      ---------      ----
   487,896       37,586    7.70%               422,765         33,090      7.83%
 ---------    ---------    ----             ----------      ---------      ----
    (3,062)                                     (2,749)
    40,737                                      34,816
 ---------                                  ----------
 $ 525,571                                  $  454,832
 =========                                  ==========






 $ 150,982    $   4,434    2.94%            $  132,565      $   4,237      3.20%
   218,945       11,742    5.36                187,399          9,984      5.33
 ---------    ---------    ----             ----------      ---------      ----
   369,927       16,176    4.37                319,964         14,221      4.44

     8,033          416    5.11                  7,974            424      5.24
    17,915        1,132    6.23                 12,823            837      6.44
 ---------    ---------    ----             ----------      ---------      ----
   395,875       17,724    4.48                340,761         15,482      4.54
 ---------    ---------    ----             ----------      ---------      ----

    60,848                                      54,642
     6,923                                       4,296
 ---------                                  ----------
    67,771                                      58,938
    61,925                                      55,133
 ---------                                  ----------

 $ 525,571                                  $  454,832
 =========                                  ==========
              $  19,862                                     $  17,608
              =========                                     =========
                           3.22%                                           3.29%
                           ====                                            ====
                           4.07%                                           4.17%
                           ====                                            ====

COMMON STOCK MARKET PRICES AND DIVIDENDS

     The Company's common stock is listed on the over-the-counter market, symbol FVNB, and is quoted in the National Market System (NMS) of NASDAQ. The number of shareholders of record of common stock at December 31, 1999 was 633. The following table shows the range of high and low quotes per share of common stock of the Company on the over-the-counter market, as reported by NASDAQ. Over-the-counter market quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

                                 1999                             1998
                          ---------------------          --------------------
                           High           Low              High         Low
                          -------       -------          -------      -------
First Quarter             $36.000       $32.000          $42.250      $39.000
Second Quarter             34.500        27.000           43.250       40.000
Third Quarter              33.000        29.000           39.500       30.000
Fourth Quarter             40.000        32.500           34.000       30.000

     Total dividends paid during 1999 and 1998 were $1.40 and $1.30 per share, respectively. See "Capital" section (page 24) in the Financial Section and "Shareholders' Equity" (page 43) in Note 11 to the consolidated financial statements for further discussion of the payment of dividends and restrictions.

DIRECTORS OF FVNB CORP.


                               [GRAPHIC OMITTED]



SEATED LEFT TO RIGHT: JAMES ROBERT McCAN, RANCHING; O.D. EDWARDS, JR., RANCHING,
 FARMING, OIL & GAS; ROGER WELDER, VICE-CHAIRMAN OF THE BOARD, RANCHING, OIL &
       GAS; MICHAEL S. ANDERSON, CHAIRMAN OF THE BOARD, ATTORNEY AT LAW;
 WALTER T. HAENGGI, RANCHING; THOMAS LANE KELLER, CERTIFIED PUBLIC ACCOUNTANT


 STANDING LEFT TO RIGHT: THOMAS M. O'CONNOR, RANCHING, FARMING; DAVID P. ENGEL,
  MANAGING PARTNER, ENGEL INVESTMENTS, LLP; J.E. McCORD, RETIRED, REAL ESTATE
       DEVELOPMENT; DAVID M. GADDIS, PRESIDENT & CHIEF EXECUTIVE OFFICER;
ROBERT L. HALEPESKA, EXECUTIVE VICE PRESIDENT, M.G. & LILLIE JOHNSON FOUNDATION;
         BILLY W. RUDDOCK, RETIRED, FORMERLY EXECUTIVE ASSISTANT TO THE
                   PRESIDENT OF FIRST VICTORIA NATIONAL BANK

                   DIRECTORS OF FVNB CORP. ARE ALSO DIRECTORS
                   OF SUBSIDIARY FIRST VICTORIA NATIONAL BANK

                             OFFICERS OF FVNB CORP.

          DAVID M. GADDIS                            C. DEE HARKEY
PRESIDENT AND CHIEF EXECUTIVE OFFICER            SECRETARY AND PRINCIPAL
                                                   ACCOUNTING OFFICER

                     EXECUTIVE OFFICERS OF SUBSIDIARY BANKS

                          FIRST VICTORIA NATIONAL BANK


  MICHAEL S. ANDERSON                                  DAVID M. GADDIS
 CHAIRMAN OF THE BOARD                       PRESIDENT & CHIEF EXECUTIVE OFFICER

  JOHN E. "BUDDY" BILLUPS                            M. RUSSELL MARSHALL
EXECUTIVE VICE PRESIDENT &                        EXECUTIVE VICE PRESIDENT &
BUSINESS DEVELOPMENT MANAGER                        SENIOR TRUST OFFICER


    * C. DEE HARKEY                                * KENNETH L. VICKERS
EXECUTIVE VICE PRESIDENT &                      EXECUTIVE VICE PRESIDENT &
 CHIEF OPERATING OFFICER                           CHIEF LENDING OFFICER


                          CITIZENS BANK OF TEXAS, N.A.

           ROGER D. LAWRENCE                        DEBRA K. MITCHAM
PRESIDENT & CHIEF EXECUTIVE OFFICER             EXECUTIVE VICE PRESIDENT &
                                                SENIOR OPERATIONS OFFICER

      W. RUSSELL BARNETT                               JOE C. BOAZ
  EXECUTIVE VICE PRESIDENT &                    EXECUTIVE VICE PRESIDENT
     SENIOR LOAN OFFICER


                   DIRECTORS OF CITIZENS BANK OF TEXAS, N.A.

          JOE C. BOAZ                                 JOHN BURTON
        DAVID M. GADDIS                           ROGER D. LAWRENCE
       CHARLES MILSTEAD                           DEBRA K. MITCHAM


                               ADIVISORY DIRECTORS

   W. RUSSELL BARNETT                             RAYMOND BELINOWSKI
   STEPHEN DAWSON, SR.                                JOHN PARKER

              *ADVISORY DIRECTORS OF FIRST VICTORIA NATIONAL BANK

TRANSFER AGENT AND REGISTRANT

ChaseMellon Shareholder Services, L.L.C.
(1-800-635-9270)
85 Challenger Road
Overpeck Centre
Richfield Park, NJ 07660-2104
NASDAQ Symbol: FVNB

INDEPENDENT PUBLIC ACCOUNTANTS

KPMG LLP
700 Louisiana, Suite 3100
Houston, Texas 77002



NOTICE OF ANNUAL MEETING

The Annual Meeting of Shareholders is scheduled for 2:00 P.M., Thursday, May 11, 2000 in Town Hall of First Victoria National Bank, 101 S. Main Street, Victoria, Texas.


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